LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2009


10011384



LEUCADIA NATIONAL CORPORATION

315 Park Avenue South
New York, New York 10010

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 10, 2010

April 7, 2010

To our common shareholders:

You are cordially invited to attend the annual meeting of shareholders of Leucadia National Corporation to be held on May 10, 2010, at 10:00 a.m., at PricewaterhouseCoopers LLP, PwC Auditorium, 300 Madison Avenue, New York, New York:

1. To elect eight directors.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors to audit the consolidated financial statements of our company and our subsidiaries for the year ended December 31, 2010.

3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

Only holders of record of our common shares at the close of business on March 22, 2010 will be entitled to notice of and to vote at the meeting. Please vote your shares, either (i) by signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope, (ii) by telephone using the toll-free telephone number printed on the proxy card, or (iii) by voting on the Internet, using the instructions printed on the proxy card. This will assure that your shares are represented at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 10, 2010:

This proxy statement and the accompanying annual report are available at: https://materials.proxyvote.com/527288.

By Order of the Board of Directors.

LAURA E. ULBRANDT
Assistant Vice President and Secretary

LEUCADIA NATIONAL CORPORATION

315 Park Avenue South
New York, New York 10010

PROXY STATEMENT

Annual Meeting of Shareholders

April 7, 2010

This proxy statement is being furnished to the shareholders of Leucadia National Corporation, a New York corporation, in connection with the solicitation of proxies by the Board of Directors for use at the annual meeting of shareholders of the Company to be held on May 10, 2010 and at any adjournments thereof.

At the meeting, shareholders will be asked:

1. To elect eight directors.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors to audit the consolidated financial statements of our company and our subsidiaries for the year ended December 31, 2010.

3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

The Board of Directors has fixed the close of business on March 22, 2010 as the record date for the determination of the holders of our common shares, par value $1.00 per share, entitled to notice of and to vote at the meeting. Each eligible shareholder will be entitled to one vote for each common share held on all matters to come before the meeting and may vote in person or by proxy by completing the enclosed proxy card and returning it in the enclosed postage prepaid envelope or, as indicated on the proxy card, by voting on the Internet or by voting by telephone. At the close of business on March 22, 2010, there were 243,300,154 common shares entitled to vote.

This proxy statement and the accompanying form of proxy are first being sent to holders of the common shares on or about April 7, 2010.

THE MEETING

Date, Time and Place

The annual meeting will be held on May 10, 2010, at 10:00 a.m., at PricewaterhouseCoopers LLP, PwC Auditorium, 300 Madison Avenue, New York, New York.

Matters to be Considered

At the meeting, shareholders will be asked to consider and vote to elect eight directors and to ratify the selection of independent auditors. See "ELECTION OF DIRECTORS" and "RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS." The Board of Directors does not know of any matters to be brought before the meeting other than as set forth in the notice of meeting. If any other matters properly come before the meeting, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Shares Outstanding and Entitled to Vote

Shareholders as of the record date, *i.e.*, the close of business on March 22, 2010, are entitled to notice of and to vote at the meeting. As of the record date, there were 243,300,154 common shares outstanding and entitled to vote, with each share entitled to one vote.

Broker Non-Votes

A "broker non-vote" occurs when a brokerage firm or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange Rules, brokers may not vote on "non-routine" proposals unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report such number of shares as "non-votes". The proposal to elect Directors is considered a "non-routine" item, which means that brokerage firms may not vote in their discretion regarding the election of Directors on behalf of beneficial owners who have not furnished voting instructions. The proposal to approve the appointment of independent auditors, however, is considered a "routine" item, which means that brokerage firms may vote in their discretion regarding the appointment of independent auditors on behalf of beneficial owners who have not furnished voting instructions. Because at least one routine item is to be voted upon at the meeting, broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting of Shareholders.

Required Votes for Each Proposal

Election of Directors. Under New York law, the affirmative vote of the holders of a plurality of the common shares voted at the meeting is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward the nominee's achievement of a plurality. Shares present at the meeting that are not voted for a particular nominee, broker non-votes or shares present by proxy where the shareholder withholds authority to vote for the nominee will not be counted toward the nominee's achievement of a plurality.

Selection of Auditors. Ratification of the selection of PricewaterhouseCoopers LLP as independent auditors requires the affirmative vote of the holders of a majority of the common shares voted at the meeting. Abstentions and broker non-votes are not counted in determining the votes cast in connection with the ratification of auditors, but do have the effect of reducing the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated.

Ian M. Cumming, Chairman of the Board of Directors of our company, beneficially owns 24,283,393, or approximately 9.9%, of the common shares outstanding at the record date. Joseph S. Steinberg, a Director and President of our Company, beneficially owns 27,567,551, or approximately 11.2%, of the common shares outstanding at the record date. The Cumming Foundation, a private charitable foundation established by Mr. Cumming, beneficially owns 283,210 or approximately .1% of the common shares outstanding at the record date. Cumming Philanthropic Organization, a Wyoming nonprofit corporation established by Mr. Cumming, owns 101,666 (less than .1%) of the common shares outstanding at the record date. Mr. Cumming disclaims beneficial ownership of the common shares held by his charitable foundation and the nonprofit corporation. Messrs. Cumming and Steinberg have advised us that they intend to cause all common shares that they beneficially own to be voted in favor of each nominee named herein and ratification of the selection of independent auditors. Mr. Cumming has advised us that each of his charitable foundation and the nonprofit corporation intends to cause all of its common shares to be voted in favor of each nominee named herein and ratification of the selection of independent auditors. In addition to Messrs. Cumming and Steinberg, all of our other directors and officers beneficially own approximately .4% of the common shares outstanding at the record date, excluding common shares acquirable upon the exercise of options.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy in one of three ways:

- Use the toll-free telephone number shown on your proxy card;
- Visit the Internet website at www.proxyvote.com and follow the on-screen instructions; or
- Mail, date, sign and promptly return your proxy card in the enclosed postage prepaid envelope.

Common shares represented by properly executed proxies, received by us or voted by telephone or via the Internet, which are not revoked will be voted at the meeting in accordance with the instructions contained therein. Subject to the broker non-vote rules discussed under "Required Votes," if instructions are not given, proxies will be voted **for** election of each nominee for director named and **for** ratification of the selection of independent auditors.

Voting instructions, including instructions for both telephonic and Internet voting, are provided on the proxy card. The Internet and telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give voting instructions and to confirm that shareholders' instructions have been recorded properly. A control number, located on the proxy card, will identify shareholders and allow them to vote their shares and confirm that their voting instructions have been properly recorded. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder. If you do vote by Internet or telephone, it will not be necessary to return your proxy card.

If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. The availability of Internet and telephone voting will depend on their voting procedures.

If a shareholder neither returns a signed proxy card, votes by the Internet or by telephone, nor attends the meeting and votes in person, his or her shares will not be voted.

Any proxy signed and returned by a shareholder or voted by telephone or via the Internet may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the Company's address set forth herein, by executing and delivering a later-dated proxy, either in writing, by telephone or via the Internet, or by voting in person at the meeting. Attendance at the meeting will not alone constitute revocation of a proxy. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the record holder as of the close of business on March 22, 2010, in order to vote your shares at the meeting.

Electronic Delivery of Proxy Materials and Annual Report

This proxy statement and the accompanying annual report are available at: https://materials.proxyvote.com/527288.

"Householding" of Annual Report and Proxy Materials

We have adopted a procedure approved by the Securities and Exchange Commission (the "SEC") called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of our Annual Report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the Annual Report and/or the proxy statement, or if you hold in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, American Stock Transfer and Trust Company, LLC (in writing: 59 Maiden Lane, New York, New York 10038; by telephone: in the U.S., Puerto Rico and Canada, 1-800-937-5449; outside the U.S., Puerto Rico and Canada, 1-718-921-8200).

If we are householding materials to your address and you wish to receive a separate copy of the 2009 Annual Report or this proxy statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact American Stock Transfer and Trust Company as indicated above.

Beneficial shareholders can request information about householding from their banks, brokers or other holders of record.

Proxy Solicitation

We will bear the costs of solicitation of proxies for the meeting. In addition to solicitation by mail, directors, officers and our regular employees may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. These directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with this solicitation. In addition to solicitation by our directors, officers and employees, we have engaged Innisfree M&A Incorporated, a proxy solicitation agent, in connection with the solicitation of proxies for the meeting. We will bear the costs of the fees for the solicitation agent, which are not expected to exceed $12,000. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of common shares held of record by them, and these custodians will be reimbursed for their reasonable expenses.

Independent Auditors

We have been advised that representatives of PricewaterhouseCoopers LLP, our independent auditors for 2009, will attend the meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

ELECTION OF DIRECTORS

At the meeting, eight directors are to be elected to serve until the next meeting or until their successors are elected and qualified. Each of the following nominees is currently serving as a director. The persons named in the enclosed form of proxy have advised that, unless contrary instructions are received, they intend to vote **for** the eight nominees named by the Board of Directors and listed on the following table. The Board of Directors does not expect that any of the nominees will be unavailable for election as a director. However, if by reason of an unexpected occurrence one or more of the nominees is not available for election, the persons named in the form of proxy have advised that they will vote for the substitute nominees as the Board of Directors may propose. The following information is as of March 22, 2010.

Each of the biographies of the nominees for election as directors below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the past five years, and the experience, qualifications, attributes and skills that caused the Nominating and Corporate Governance Committee and the Board of Directors to determine that the person should be nominated for re-election as a director of the Company at the Company's 2010 Annual Meeting of Shareholders.

Name and present position, if any, with the Company	Age, period served as director, other business experience during the last five years and family relationships, if any
Ian M. Cumming, Chairman of the Board	Mr. Cumming, 69, has served as a director and our Chairman of the Board since June 1978. Mr. Cumming is also a director of Skywest, Inc., a Utah-based regional air carrier, and HomeFed Corporation ("HomeFed"), a publicly held real estate development company, in which we have an approximate 31.4% equity interest; Mr. Cumming has an approximate 7.7% equity interest in HomeFed and a private charitable foundation, as to which Mr. Cumming disclaims beneficial ownership, has an approximate 2.2% equity interest in HomeFed. Mr. Cumming is a director of Fortescue Metals Group Ltd ("Fortescue"), an Australian public company that is engaged in the mining of iron ore, in which we have an approximate 8% equity interest. Mr. Cumming is also a director of AmeriCredit Corp., an auto finance company, in which we have an approximate 25% interest and a director of Jefferies Group, Inc. ("Jefferies"), a publicly held full service global investment bank and institutional securities firm serving companies and other investors, in which we have an approximate 28% interest. Since 2001, Mr. Cumming had been Chairman of the Board of The FINOVA Group Inc. ("FINOVA"), formerly a publicly traded middle market lender that was dissolved in November 2009. Mr. Cumming has managerial and investing experience in a broad range of businesses through his more than 30 years as Chairman and Chief Executive Officer of the Company. He also has experience serving on the boards of directors and committees of both public and private companies.
Paul M. Dougan	Mr. Dougan, 72, has served as a director since May 1985. Mr. Dougan is a private investor. Until July 2004, he was a director and President and Chief Executive Officer of Equity Oil Company, a company engaged in oil and gas exploration and production. Mr. Dougan has managerial experience in the independent energy sector, particularly in connection with exploration of natural resources and development of energy related businesses and in real estate development. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors.

Name and present position, if any, with the Company	Age, period served as director, other business experience during the last five years and family relationships, if any
Alan J. Hirschfield	Mr. Hirschfield, 74, has served as a director since April 2004. Mr. Hirschfield is a private investor and consultant. From 1992 to 2000, he was Co-Chief Executive Officer of Data Broadcasting Corporation, which merged with Financial Times/Pearsons, Inc. Prior to that time, Mr. Hirschfield held executive positions in the entertainment industry. He is a director and Chairman of the Audit Committee of Carmike Cinemas, Inc., a publicly-held motion picture exhibitor in the United States and is a director and Chairman of the Compensation Committee of Cantel Medical Corp., a healthcare company. He was formerly a director of Interactive Data Corporation and Peregrine Systems Inc. Mr. Hirschfield has managerial experience in the media and entertainment sector, as well as in investment banking and real estate. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of both public and private companies, including audit committees (serving as chair), as well as serving on the Company's Audit Committee.
James E. Jordan	Mr. Jordan, 66, has served as a director since February 1981. Mr. Jordan is a private investor. He was the Managing Director of Arnhold and S. Bleichroeder Advisers, LLC, a privately owned global investment management company from July 2002 to June 2005. Mr. Jordan is a director of the First Eagle family of mutual funds and JZ Capital Partners Plc., a Guernsey registered investment trust company. Mr. Jordan has managerial experience in the financial sector, particularly in the area of asset management both in the U.S. and foreign markets. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors, including serving as Chair of the Company's Nominating and Corporate Governance Committee and formerly serving as Chair of the Company's Audit Committee.
Jeffrey C. Keil	Mr. Keil, 66, has served as a director since April 2004. Mr. Keil is a private investor who had been President and a director of Republic New York Corporation and Vice Chairman of Republic National Bank of New York from 1984 to 1996. Mr. Keil is currently the non-executive chairman of a privately held insurance company and the non-executive chairman of a privately held registered investment advisor. Mr. Keil was formerly a director of Presidential Life Insurance Company and Anthracite Capital, Inc., a specialty real estate finance company. Mr. Keil has managerial experience in the domestic and international banking sector, as well as in real estate and investing. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of both public and private companies, including audit committees, as well as serving as Chair of the Company's Audit Committee.

Name and present position, if any, with the Company	Age, period served as director, other business experience during the last five years and family relationships, if any
Jesse Clyde Nichols, III	Mr. Nichols, 70, has served as a director since June 1978. Mr. Nichols is a private investor. He was President, from May 1974 through 2000, of Nichols Industries, Inc., a diversified holding company. Mr. Nichols has managerial experience in the manufacturing sector. He also has experience serving on the boards of directors of both public and private companies. He has served on committees of the Company's Board of Directors, as well as serving as Chair of the Company's Compensation Committee.
Michael Sorkin	Mr. Sorkin, 67, has served as an Executive Vice Chairman of N M Rothschild (Corporate Finance) Limited, the U.K. arm of the family controlled Rothschild banking group, since 2001. In addition, since 2002 he has served as a non executive director of St. James's Place PLC, a company engaged in wealth management services. Mr. Sorkin was formerly a director of JZ Equity Partners Plc. Mr. Sorkin has management and strategic experience in the international investment banking and financial services sector. He also has experience advising companies on international transactions, and has served on the boards of directors of both public and private companies.
Joseph S. Steinberg, President	Mr. Steinberg, 66, has served as a director since December 1978 and as our President since January 1979. Mr. Steinberg is Chairman of the Board of HomeFed; Mr. Steinberg has an approximate 8.6% equity interest in HomeFed, trusts for the benefit of Mr. Steinberg's children have an approximate .8% equity interest in HomeFed and a private charitable trust, as to which Mr. Steinberg disclaims beneficial ownership, has an approximate .5% equity interest in HomeFed. Mr. Steinberg is also a director of Jefferies and an alternate director of Fortescue. Since 2001, Mr. Steinberg had been a director of FINOVA. Mr. Steinberg has managerial and investing experience in a broad range of businesses through his more than 30 years as President and a director of the Company. He also has experience serving on the boards of directors and committees of both public and private companies.

The Board of Directors recommends a vote **FOR** the above-named nominees.

INFORMATION CONCERNING
THE BOARD OF DIRECTORS AND BOARD COMMITTEES

Director Independence

Pursuant to our Corporate Governance Guidelines, a copy of which is available on our website, www.leucadia.com, the Board of Directors is required to affirmatively determine that a majority of the directors is independent under the listing standards of the New York Stock Exchange ("NYSE"), the exchange on which the Company's common shares are traded. In accordance with the Guidelines, the Board of Directors undertakes an annual review of director independence. During this review, the Board considers all transactions and relationships between each director or any member of his immediate family and the Company, and its subsidiaries and affiliates. The Board also examines transactions and relationships between directors or their affiliates and Ian M. Cumming, our Chairman of the Board, and Joseph S. Steinberg, our President, and their respective affiliates. The purpose of this review is to determine whether any such relationships or transactions is considered a "material relationship" that would be inconsistent with a determination that a director is independent. The Board has not adopted any "categorical standards" for assessing independence, preferring instead to consider and disclose existing relationships with the non-management directors and the Company, Mr. Cumming or Mr. Steinberg.

As a result of this review, on March 1, 2010, the Board affirmatively determined that, other than Mr. Cumming and Mr. Steinberg, all of the current directors are independent of the Company and its management. The Board also determined that Lawrence D. Glaubinger, a director of the Company during 2009 who did not stand for re-election at the 2009 shareholders' meeting, was independent of the Company and its management. In determining that all of the directors other than Mr. Cumming and Mr. Steinberg are independent, the Board reviewed the NYSE corporate governance rules and also determined that the following relationships are not material relationships and therefore do not affect the independence determination: Mr. Cumming and Mr. Hirschfield are passive investors, each with a 15% passive interest, in a regional internet service provider; Mr. Cumming is a 6.6% passive stockholder in a restaurant that is 50% owned by Mr. Hirschfield; Mr. Dougan's son-in-law is the Associate Director of the State of Utah School and Institutional Trust Lands Administration, a state agency that continues to oversee relations with the Company with respect to certain parcels of land and as to which Mr. Dougan's son-in-law has no financial interest; Mr. Keil is a trustee of several trusts (certain of which hold our common shares) for the benefit of Mr. Steinberg's children and other family members (for which Mr. Keil receives no remuneration); Mr. Keil's daughter is the principal of a non-profit charter school to which Mr. Steinberg, through a charitable trust, donated $50,000 in 2006 and $10,000 in 2007 and to which Mr. Cumming, through a charitable foundation, donated $25,000 in 2006; in August 2007, Mr. Keil acquired an interest in a Swiss investment management company with approximately $1 billion under management that prior to 2009 managed certain funds for Mr. Steinberg and his charitable trust (Mr. Steinberg was a client of the Swiss firm before Mr. Keil acquired his interest in the firm) and for which Mr. Steinberg and the charitable trust paid the Swiss firm approximately $59,000, $42,000 and $0 in fees for 2007, 2008 and 2009, respectively; Mr. Keil's son-in-law was an at will employee of the Company from April 2007 to February 2010 (as discussed under "Certain Relationships and Related Person Transactions"); and N M Rothschild (Corporate Finance) Limited, the investment bank of which Mr. Sorkin is an Executive Vice Chairman, has performed investment banking services for the Company in the past, but has not provided any such services in the past three years.

In addition, as stated in the Corporate Governance Guidelines, the Board has determined that friendship among directors shall not in and of itself be a basis for determining that a director is not independent for purposes of serving on the Board.

Board Structure and Risk Oversight

Mr. Cumming serves as our Chairman of the Board and our Chief Executive Officer pursuant to the terms of his employment agreement with the Company and the Bylaws of the Company. Mr. Cumming has served as the Chairman of the Board and Chief Executive Officer of the Company for more than 30 years. The Board believes that the Company has benefited from this structure and, based upon Mr.

Cumming's more than 30 years of leadership, Mr. Cumming's continuation in the combined role of the Chairman and Chief Executive Officer is in the best interests of the shareholders.

All directors of the Company other than Mr. Cumming and Mr. Steinberg, our President, are independent under the NYSE independence standards discussed above, and all committees of the Board (other than the Executive Committee which did not meet last year) are composed entirely of independent directors. The Board regularly meets in executive session without management present, and these meetings are chaired by the Board's presiding director, Alan J. Hirschfield, in accordance with the Company's Corporate Governance Guidelines.

The Board of Directors is responsible for the general oversight of risks that affect the Company, and has delegated the day-to-day authority for risk management to Messrs. Cumming and Steinberg, our Chairman and our President, respectively. The Board receives regular reports on the operations of the Company from Messrs. Cumming and Steinberg and other members of management as appropriate and discusses risks related thereto. In exercising its oversight responsibilities, the Board considers potential investments that require an expenditure above $100 million, a financial threshold approved by the Board, with general delegation to Messrs. Cumming and Steinberg of approval for matters below that threshold. The Board also fulfills its oversight role through the operations of its various committees, including its Audit Committee. All committees of the Board provide periodic reports to the Board on their activities. The Audit Committee has responsibility for risk oversight in connection with its review of the Company's financial reports filed with the SEC. The Audit Committee receives reports from the Company's Chief Financial Officer and its independent auditors in connection with the review of the Company's quarterly and annual financial statements regarding significant financial transactions, accounting and reporting matters, critical accounting estimates and management's exercise of judgment in accounting matters. When reporting on such matters, the Company's independent auditors also provide their assessment of management's report and conclusions. The Audit Committee also receives reports from the Company's Chief Compliance Officer in accordance with the Company's whistle blower policy. The Audit Committee also oversees the Company's Related Party Transaction Policy.

The Board believes that its compensation policies do not reward employees for imprudent risk taking. The Company surveyed the compensation plans of its operating companies for all employees, as well as reviewed the discretionary incentive compensation practice for corporate employees. As a result of its review, the Company concluded that none of its compensation plans or practices fosters imprudent risk-taking.

Certain Relationships and Related Person Transactions

Policies and Procedures with Respect to Transactions with Related Persons

The Board has adopted a policy for the review, approval and ratification of transactions that involve "related persons" and potential conflicts of interest (the "Related Person Transaction Policy").

The Related Person Transaction Policy applies to the following individuals (each a "Related Person"): each director and executive officer of the Company; any nominee for election as a director of the Company; any security holder who is known to own of record or beneficially more than five percent of any class of the Company's voting securities; any immediate family member of any of the foregoing persons; and any corporation, firm, association or their entity in which one or more directors of the Company are directors or officers (other than where serving as such at the request of the Company), or have a substantial financial interest (other than through the Company). Any equity interest in any corporation, firm, association or other entity received by any director or executive officer of the Company as a result of his serving as a director or executive officer of another entity at the request of the Company shall not be deemed to be a substantial financial interest in such other entity for purposes of the Related Person Transaction Policy.

Under the Related Person Transaction Policy, a Related Person Transaction is defined as a transaction or arrangement involving a Related Person in which the Company is a participant or that would require disclosure in the Company's filings with the SEC as a transaction with a Related Person.

Under the Related Person Transaction Policy, Related Persons must disclose to the Audit Committee any potential Related Person Transactions and must disclose all material facts with respect to such interest. All Related Person Transactions will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In determining whether to approve or ratify a Related Person Transaction the Audit Committee will consider the relevant facts and circumstances of the Related Person Transaction which may include factors such as the relationship of the Related Person with the Company, the materiality or significance of the transaction to the Company and the Related Person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arms-length basis, and the impact of the transaction on the Company's business and operation. Related Person Transactions having a value of $120,000 or more are disclosed below in accordance with the rules of the SEC.

Related Person Transactions

The Company is party to a Services Agreement with each of Messrs. Cumming and Steinberg, each dated as of January 1, 2004, pursuant to which the Company has agreed to provide certain services for Messrs. Cumming and Steinberg and/or their affiliated entities, if such services are requested. Such services include accounting and cash management services and tax services and, with respect to Mr. Steinberg, transportation services. Mr. Steinberg paid the Company $308,000 for services rendered by the Company in 2009 under his agreement and has advanced the Company $311,000 for services to be rendered by the Company in 2010. Mr. Cumming did not receive any services under his Services Agreement in 2009 and does not expect to receive any services in the future; accordingly, he has not advanced the Company any funds for future services.

Mr. Steinberg's brother, Morton M. Steinberg, is a partner in the law firm DLA Piper LLP (US), a member of DLA Piper, a global legal services organization whose members have offices in twenty-nine countries. During 2009, the Company paid approximately $2,340,000 in aggregate fees to such firm for legal services rendered to the Company. This amount represents less than .3% of all fees received by DLA Piper LLP (US) in 2009. Mr. Morton Steinberg has a less than 1% partnership interest in DLA Piper LLP (US).

From April 1, 2007 to February 2010, the Company engaged Patrick Q. Riordan, the son-in-law of Jeffrey C. Keil, a director of the Company and Chairman of the Company's Audit Committee, as an at-will employee of a subsidiary. Pursuant to such arrangement, Mr. Riordan received an annual salary of $300,000 and was entitled to an annual cash bonus of at least $50,000. In 2007, 2008 and 2009 the Company paid Mr. Riordan $220,385, $361,723 and $370,723, respectively. Mr. Riordan was engaged to identify new investment opportunities for the Company, and if any such opportunities were consummated, he was entitled to a profits interest to be determined by the Company in each such instance, subject to the Company's having received a preferred rate of return on such investment. In February 2010, Mr. Riordan left the Company's employment to pursue other opportunities. Mr. Riordan was paid $161,296 in 2010.

The Audit Committee or the Board have approved or ratified each of the foregoing Related Person Transactions.

Meetings and Committees

During 2009, the Board of Directors held seven meetings and took action on numerous other occasions.

The Board of Directors has a standing Audit Committee, Executive Committee, Compensation Committee and Nominating and Corporate Governance Committee.

The functions of the Audit Committee are to assist the Board of Directors in fulfilling its responsibility to oversee the conduct and integrity of our financial reporting and financial statements filed with the SEC, the scope and performance of our internal audit function, our systems of internal accounting and financial disclosure controls, compliance with legal and regulatory requirements, our Code of Business Practice and Code of Practice, and preparation of the audit committee report. In discharging its duties, the Audit Committee, among other things, has the sole authority to appoint (subject to shareholder ratification, which is not binding on the Audit Committee), compensate (including fee pre-approvals), evaluate and replace the independent auditors, oversee their scope of work, independence and their engagement for any other services, and meets independently with those persons performing the Company's internal auditing function, as well as the Company's independent auditors and senior management.

During 2009, the Audit Committee met with management and/or the independent auditors six times and met once during 2010. At such meetings, the Audit Committee met with the independent auditors without management present. The Board of Directors has adopted a charter for the Audit Committee, which is available on our website. See "Annual Report and Company Information" below. The Audit Committee consists of Messrs. Keil (Chairman), Dougan, Hirschfield, Jordan and Nichols. The Board has determined that each of Messrs. Keil and Hirschfield is qualified as an audit committee financial expert within the meaning of regulations of the SEC, thereby satisfying the financial expertise requirement of the listing standards of the NYSE, and that each member of the Audit Committee is financially literate.

The function of the Executive Committee is to exercise the authority of the Board of Directors in the management of our business at such times as the full Board of Directors is unavailable in accordance with New York law. The Executive Committee consists of Messrs. Cumming (Chairman), Keil, Jordan and Steinberg. The Executive Committee did not meet in 2009.

The functions of the Compensation Committee are to determine and approve the compensation of the Chairman of the Board and President including under the 2003 Senior Executive Annual Incentive Bonus Plan (as amended), make recommendations to the Board of Directors with respect to compensation of our other executive officers in consultation with Messrs. Cumming and Steinberg, including with respect to our employee benefit and incentive plans, and to administer our stock option plan. The Board of Directors has adopted a charter for the Compensation Committee, which is available on our website. See "Annual Report and Company Information" below. The Compensation Committee met three times in 2009 and met three times during 2010. The Compensation Committee consists of Messrs. Nichols (Chairman), Dougan and Jordan.

The function of the Nominating and Corporate Governance Committee is to assist the Board by identifying qualified candidates to serve as directors and recommend to the Board candidates for election to the Board, to develop and recommend to the Board corporate governance guidelines, and to oversee the evaluations of the Board and management. In selecting nominees to the Board of Directors, the Nominating and Corporate Governance Committee assesses the independence of the candidates and their ability to comply with the Company Corporate Governance Guidelines.

The Board of Directors has adopted a charter for the Nominating and Corporate Governance Committee, which is also available on our website. See "Annual Report and Company Information" below. The Nominating and Corporate Governance Committee met once and took action on one other occasion during 2009 and met once and took action on one other occasion during 2010. The Nominating and Corporate Governance Committee consists of Messrs. Jordan (Chairman), Dougan and Nichols.

The information contained in this proxy statement with respect to the Audit Committee charter, the Compensation Committee charter, the Nominating and Corporate Governance Committee charter and the independence of the non-management members of the Board of Directors shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference in a filing.

A shareholder entitled to vote in the election of directors may nominate one or more persons for election as directors at a meeting if written notice of that shareholder's intent to make the nomination has been given to us, with respect to an election to be held at an annual meeting of shareholders, not less than 120 days before the first anniversary of our proxy statement in connection with the last annual meeting, and, with respect to an election to be held at a special meeting of shareholders, not later than the tenth day following the date on which notice of the meeting is first given to shareholders. The notice shall include the name and address of the shareholder and his or her nominees, a representation that the shareholder is entitled to vote at the meeting and intends to nominate the person, a description of all arrangements or understandings between the shareholder and each nominee, other information as would be required to be included in a proxy statement soliciting proxies for the election of the shareholder's nominees, and the consent of each nominee to serve as a director of the Company if so elected. We may require any proposed nominee to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Company. We did not receive any nominations from shareholders for election as directors at the meeting. See "Proposals by Shareholders" for the deadline for nominating persons for election as directors for the 2011 annual meeting.

Attendance

All directors attended at least 75% of the meetings of the Board of Directors and committees of the Board of Directors on which they served. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time to the performance of his duties as a director, including by attending meetings of the shareholders, the Board and committees of which he is a member. All directors attended the annual meeting of shareholders in May 2009. A copy of our Corporate Governance Guidelines is available on our website.

Meetings of Non-Management Directors

The Board of Directors has determined that the non-management members of the Board of Directors will meet regularly in executive session outside the presence of any member of management, in conjunction with regularly scheduled meetings of the Board. No formal Board action may be taken at any executive session. The non-management directors annually select a presiding director to chair executive sessions who will serve for a one year term. Mr. Alan Hirschfield was the presiding director for 2009 and has been selected to serve as the presiding director for 2010.

Communicating with the Board

Shareholders and other parties interested in communicating directly with the non-management directors as a group may do so by writing to the non-management members of the Board of Directors, c/o Corporate Secretary, Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010. The Corporate Secretary will review all correspondence and regularly forward to the non-management members of the Board a summary of all such correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires attention. Non-management directors may at any time review a log of all correspondence received by the Company that is addressed to non-management members of the Board and request copies of all such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Chairman of the Audit Committee.

Code of Practice

We have a Code of Business Practice, which is applicable to all directors, officers and employees of the Company, and includes a Code of Practice applicable to our principal executive officers and senior financial officers. Both the Code of Business Practice and the Code of Practice are available on our website. We intend to post amendments to or waivers from our Code of Practice applicable to our principal executive officers and senior financial officers on our website.

INFORMATION ON STOCK OWNERSHIP

Present Beneficial Ownership of Common Shares

Set forth below is certain information as of March 22, 2010, with respect to the beneficial ownership of common shares by (1) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common shares, which is our only class of voting securities, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (2) each director and nominee for director, (3) each of the executive officers named in the Summary Compensation Table under "Executive Compensation," (4) the charitable foundation established by Mr. Cumming and (5) all of our executive officers and directors as a group. Unless otherwise stated, the business address of each person listed is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Morgan Stanley (a)(b)	14,338,232		5.9%
Group consisting of Fairholme Capital Management, L.L.C, Fairholme Funds, Inc. and Bruce R. Berkowitz (c)(d)	20,052,869		8.2%
Ian M. Cumming	24,283,393	(e)(f)	9.9%
Paul M. Dougan	28,450	(g)	*
Alan J. Hirschfield	47,000	(h)	*
James E. Jordan	132,750	(h)	*
Jeffrey C. Keil	22,000	(h)	*
Thomas E. Mara	127,518	(i)	*
Jesse Clyde Nichols, III	208,948	(j)	*
Joseph A. Orlando	97,068	(k)	*
Michael Sorkin	36,500	(l)	*
Joseph S. Steinberg	27,567,551	(f)(m)	11.2%
Justin R. Wheeler	92,500	(n)	*
Cumming Foundation	283,210	(o)	.1%
Cumming Philanthropic Organization	101,666	(p)	*
All directors and executive officers as a group (14 persons)	52,895,236	(q)	21.3%

---

* Less than .1%.

(a) The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(b) Based upon a Schedule 13G filed February 12, 2010, by Morgan Stanley, the securities reported in Morgan Stanley's Schedule 13G may be beneficially owned, or deemed to be beneficially owned, by certain operating units of Morgan Stanley and its subsidiaries and affiliates.

(c) The business address of these beneficial owners is c/o Fairholme Capital Management, L.L.C., 4400 Biscayne Boulevard, 9th Floor, Miami, Florida 33137.

(d) Based upon a Schedule 13G filed February 16, 2010, by Fairholme Capital Management, L.L.C, Fairholme Funds, Inc. and Bruce R. Berkowitz (together, "Fairholme"), the securities reported in Fairholme's Schedule 13G are owned by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM"). FCM, Fairholme Funds, Inc. and Mr. Berkowitz disclaim beneficial ownership of the common shares reported by them in Fairholme's Schedule 13G.

(e) Includes 216,000 (less than .1%) common shares beneficially owned by Mr. Cumming's wife, as to which Mr. Cumming may be deemed to be the beneficial owner and 2,000,000 (.8%) common shares which Mr. Cumming currently has the right to acquire upon exercise of warrants. Also includes 7,000,000 shares as collateral for a line of credit.

(f) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

(g) Includes 9,000 common shares that may be acquired upon the exercise of currently exercisable stock options and 300 (less than .1%) common shares owned by Mr. Dougan's wife as to which Mr. Dougan disclaims beneficial ownership.

(h) Includes 9,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(i) Includes 108,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(j) Includes 7,000 common shares that may be acquired upon the exercise of currently exercisable stock options and 127,798 (less than .1%) common shares held by a revocable trust for Mr. Nichols' benefit in a managed account, 23,164 (less than .1%) common shares beneficially owned by Mr. Nichols' wife (directly and indirectly through a majority owned company) and 15,018 shares held by a trust for the benefit of Mr. Nichol's minor children as to which Mr. Nichols may be deemed to be the beneficial owner.

(k) Includes 96,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(l) Includes 12,000 (less than .1%) common shares owned by Mr. Sorkin's wife as to which Mr. Sorkin disclaims beneficial ownership and 500 common shares that may be acquired upon the exercise of currently exercisable stock options.

(m) Includes 139,200 (less than .1%) common shares beneficially owned by Mr. Steinberg's wife and daughter, 20,636,424 (8.5%) common shares held by corporations that are wholly owned by Mr. Steinberg, or by corporations that are wholly owned by a family trust as to which Mr. Steinberg has sole voting and dispositive control, 2,339,712 (1.0%) common shares held in a trust for the benefit of Mr. Steinberg's children as to which Mr. Steinberg may be deemed to be the beneficial owner, and 2,000,000 (.8%) common shares which Mr. Steinberg currently has the right to acquire upon exercise of warrants.

(n) Includes 84,742 common shares that may be acquired upon the exercise of currently exercisable stock options.

(o) Mr. Cumming is a trustee and President of the foundation and disclaims beneficial ownership of the common shares held by the foundation.

(p) Mr. Cumming is a director and President of Cumming Philanthropic Organization and disclaims beneficial ownership of the common shares held by the organization.

(q) Includes 12,300 common shares owned of record by the spouses of certain directors of the Company, as to which each such director disclaims beneficial ownership; 4,000,000 common shares that may be acquired by Messrs. Cumming and Steinberg pursuant to the exercise of currently exercisable warrants; 43,500 common shares that may be acquired by directors pursuant to the exercise of currently exercisable stock options; and 495,512 common shares that may be acquired by certain officers pursuant to the exercise of currently exercisable stock options.

As of March 22, 2010, Cede & Co. held of record 193,209,412 shares (approximately 79.4% of the total number of common shares outstanding). Cede & Co. held such shares as a nominee for broker-dealer members of The Depository Trust Company, which conducts clearing and settlement operations for securities transactions involving its members.

As described in our Form 10-K for the year ended December 31, 2009, our common shares are subject to transfer restrictions that are designed to reduce the possibility that certain changes in ownership could result in limitations on the use of our significant tax attributes. Our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. Shareholders (and prospective shareholders) are advised that, under the tax law rules incorporated in these provisions, the acquisition of even a single common share may be proscribed under our certificate of incorporation, given (among other things) the tax law ownership attribution rules as well as the tax law rules applicable to acquisitions made in coordination with or in concert with others. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code of 1986 as amended (the "Code") (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level. Based upon discussions with each of Morgan Stanley and Fairholme, we believe that the beneficial ownership (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) of common shares by each of Morgan Stanley and Fairholme as reflected in the table above is not in violation of the transfer restrictions contained in our certificate of incorporation.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2009. All outstanding awards relate to the Company's common shares.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation Plans approved by security holders	6,196,240	$27.765	1,888,650
Equity compensation Plans not approved by security holders	–	–	–
Total	6,196,240	$27.765	1,888,650

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Introduction

Our principal executive officers, Ian M. Cumming and Joseph S. Steinberg, in consultation with the Compensation Committee, establish our compensation philosophy and executive compensation program. The Compensation Committee determines and approves the compensation of Messrs. Cumming and Steinberg, including bonus compensation under the 2003 Senior Executive Annual Incentive Bonus Plan, and makes recommendations to the Board of Directors, in consultation with Messrs. Cumming and Steinberg, with respect to the compensation of the other executive officers of the Company including those named in the Summary Compensation Table (the "Senior Executive Officers" and together with Mr. Cumming and Mr. Steinberg, the "Named Executive Officers").

Compensation Objectives and Philosophy

Our compensation philosophy is based upon rewarding our executive officers for current and past contributions, performance and dedication and providing incentives for superior long-term performance. We continue to believe that there should be a strong link between pay and performance for both the Company and the individual. Accordingly, a large percentage of annual compensation consists of discretionary bonus compensation. This ensures that compensation paid to an executive reflects the individual's specific contributions during the year, the level and degree of complexity involved in his/her contributions to the Company and the Company's overall performance.

In determining the compensation of our named executive officers, the Compensation Committee, together with Messrs. Cumming and Steinberg considered the Company's financial performance as well as the continued uncertain economic conditions experienced in 2009. Our compensation philosophy has not changed; however, economic uncertainty continued to significantly affect our executive compensation in 2009. Bonuses received by our Senior Executive Officers for 2009 were higher than those paid for 2008, but lower than those paid for 2007, unless reflecting an expansion of an executive's responsibilities or enhanced performance. As discussed below, Messrs. Cumming and Steinberg did not receive bonus compensation under the Bonus Plan for 2008, and no determination has yet been made as to their bonus compensation for 2009; this will be considered by the Compensation Committee at their meeting following the Annual Shareholders Meeting.

Role of Principal Executive Officers in Compensation Decisions

In determining executive compensation, the Compensation Committee works with Messrs. Cumming and Steinberg. In January of each year, Messrs. Cumming and Steinberg meet with the Compensation Committee to report their recommendations for the prior year's bonus and current year's salary levels for the Senior Executive Officers.

Setting Executive Compensation

In determining compensation for our Senior Executive Officers, neither the Compensation Committee nor Messrs. Cumming and Steinberg rely on any specific formula, benchmarking or pre-determined targets. In making their recommendations to the Compensation Committee, Messrs. Cumming and Steinberg focus primarily on their subjective determination of the performance of the individual executive officer, as well as on the performance of the Company and general economic conditions.

In considering executive compensation, Messrs. Cumming and Steinberg take into account the dedication, institutional knowledge and significant contributions (which may involve restructuring newly acquired enterprises or managing and maximizing the value of existing or potential businesses and investments, the success of which may not be evident for several years) that our executive officers bring to the Company, as well as the status of the Company's investments. Messrs. Cumming and Steinberg report their compensation proposals to the Compensation Committee for its consideration and recommendation to the full Board of Directors for its approval.

Elements of Compensation

In an effort to reflect our compensation philosophy and keep our compensation program as straightforward as possible, in 2009 our compensation package for Named Executive Officers consisted of four basic elements:

(1) base salary;

(2) annual bonus compensation (which for Messrs. Cumming and Steinberg has historically been governed by our shareholder approved 2003 Senior Executive Annual Incentive Bonus Plan discussed below);

(3) long-term incentives in the form of stock options granted pursuant to our shareholder approved Amended and Restated 1999 Stock Option Plan (the "Option Plan"), for executive officers other than Messrs. Cumming and Steinberg, and warrants granted pursuant to our shareholder approved 2006 Senior Executive Warrant Plan (for Messrs. Cumming and Steinberg); and

(4) retirement benefits pursuant to our Savings and Retirement Plan and Deferred Compensation Retirement Plan.

Other elements of compensation include medical and life insurance benefits available to employees generally. Additionally, certain perquisites may be available to executive officers that are not available to other employees generally. See "Other Benefits; Executive Perquisites".

Each element of compensation has a different purpose. Salary and bonus payments are designed mainly to reward current and past performance. Stock options and warrants are primarily designed to provide strong incentive for superior long-term future performance and are directly linked to shareholders' interests because the value of the awards will increase or decrease based upon the future price of the Company's common shares. Retirement benefits are designed to provide employees with income after they retire, and the Company's annual contribution is determined based upon a combination of an employee's age and years of service.

Other than Messrs. Cumming and Steinberg, none of our executive officers is a party to an employment agreement with the Company.

Base Salary

Base salary is consistent with the executive's office and level of responsibility, with annual salary increases that generally amount to a small percentage of the executive's prior base salary, primarily reflecting cost of living increases. However, annual salary increases may be significant to reflect an executive's increase in office and/or responsibility. Base salary of executive officers other than Messrs. Cumming and Steinberg is determined by the Board of Directors after considering the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg. Base salary of Messrs. Cumming and Steinberg is based upon their employment agreements discussed in greater detail below.

Short-Term Incentives – Annual Bonus Compensation

Bonus compensation of executive officers, other than Messrs. Cumming and Steinberg, is determined by the Board on the basis of recommendations made by the Compensation Committee upon consultation with Messrs. Cumming and Steinberg based on their subjective assessment of an executive's performance and the Company's performance.

Bonus Compensation for Messrs. Cumming and Steinberg is determined by the Compensation Committee principally pursuant to the terms of the 2003 Senior Executive Annual Incentive Bonus Plan, as amended (the "Bonus Plan"), although the Compensation Committee may award bonuses to Messrs. Cumming and Steinberg in addition to the amounts provided under the Bonus Plan.

Additionally, in 2009 all employees of Leucadia National Corporation (but not all subsidiaries) received an annual discretionary year-end bonus equal to 3% of base salary.

Long-Term Incentives – Stock Options

By means of our Option Plan, we seek to retain the services of persons now holding key positions and to secure the services of persons capable of filling the positions. From time to time, stock options may be awarded which, under the terms of the Option Plan, permit the executive officer or other employee to purchase common shares of the Company, after vesting, at not less than the fair market value of the common shares on the date of grant of the stock option. Since employees only realize a gain if the price of the common shares increases during the period of the option, shareholder and executive interests are aligned. Options granted to executive officers generally become exercisable at the rate of 20% per year, commencing approximately one year after the date of grant. As with base salary and bonuses, the amount of stock options awarded to an executive officer is not based on any specific formula, but rather on a subjective assessment of the executive's level and performance, as well as the date and extent of prior option grants. Options are granted to executive officers by the Compensation Committee upon the recommendation of Messrs. Cumming and Steinberg. Options are not granted according to a set schedule; however, since 2000 the Compensation Committee has granted options every other year. Options are priced at the closing price on the date of grant and are not granted to precede the announcement of favorable information. In 2009 we did not grant stock options to our Senior Executive Officers. However, on March 1, 2010, we granted an option to purchase 100,000 common shares of the Company to Justin R. Wheeler. See "Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg)" below.

Long-Term Incentives – Warrants

Although Messrs. Cumming and Steinberg are eligible to participate in our Option Plan, they have never received stock options; instead Messrs. Cumming and Steinberg have received shareholder approved warrants, most recently in 2006, when shareholders approved our 2006 Senior Executive Warrant Plan pursuant to which Messrs. Cumming and Steinberg were each granted Warrants to purchase 2,000,000 common shares at an exercise price of $28.515 (105% of the closing price per common share on the grant date). These Warrants vested at a rate of 20% per year, commencing on May 16, 2006 and thereafter on March 6 of each of 2007, 2008, 2009 and 2010. All of these Warrants are currently vested.

Retirement Benefits Pursuant to Our Savings and Retirement Plan and Deferred Compensation Retirement Plan, and with Respect to Eligible Employees, the Frozen Defined Benefit Pension Plan

Savings and Retirement Plan

We and certain of our affiliated companies currently maintain a Savings and Retirement Plan for certain of our employees and employees of these affiliated companies. Participants in the Savings and Retirement Plan may make before-tax and/or after-tax contributions to the plan and we will match a portion of an eligible participant's before-tax contributions. The Savings and Retirement Plan also provides a contribution for eligible participants determined on the basis of age and service with potential contributions ranging from 2% of eligible compensation up to 16% of eligible compensation (the "Profit Sharing Benefit"). Eligible compensation for the Profit Sharing Benefit for 2009 was limited to $245,000. Beginning in 2009, eligible employees earning more than $130,000 in the previous fiscal year were no longer eligible to participate in the Profit Sharing Benefit portion of the Savings and Retirement Plan (although they still are eligible to make salary reduction contributions and to receive matching contributions under the Savings and Retirement Plan). As a result, on January 1, 2009, we established the Leucadia National Corporation Deferred Compensation Retirement Plan, which allows such employees the opportunity to receive an employer contribution based on age and years of service.

Deferred Compensation Retirement Plan

Effective January 1, 2009, we established the Leucadia National Corporation Deferred Compensation Retirement Plan ("Deferred Compensation Plan"), which allows participating senior executives with compensation in excess of $130,000 the opportunity to receive an employer contribution ranging from 2% of eligible compensation up to 16% of eligible compensation. Contributions are determined on the basis of age and years of service. The Deferred Compensation Plan does not provide for employee contributions. The Deferred Compensation Plan is designed as a non-qualified deferred compensation plan and is intended to meet the requirements of Section 409A of the Code. Senior executives who are eligible to participate in the Deferred Compensation Plan are not eligible to receive the Profit Sharing Benefit under the Savings and Retirement Plan. Separate accounts are maintained for each participant and participants may direct the investment of their account. Accounts under the Deferred Compensation Plan are subject to the same rules for contribution and investment timing, investment transaction accounting, and investment changes applied to the accounts of all employees participating in the Savings and Retirement Plan. Distributions are made upon retirement, separation from service, death, disability or Change in Control (as defined in the Deferred Compensation Plan). In-Service distributions are available in the case of unforeseeable emergency. Lump sum payments to specified employees (as such term is defined in Code Section 409A(a)(2)(B)(i)) will not be made until six months and one day following a separation from service. All Named Executive Officers are fully vested in their benefit under the Deferred Compensation Plan.

Frozen Defined Benefit Pension Plan

We and certain of our affiliated companies maintain a frozen retirement plan, the Leucadia National Corporation Retirement Plan, as amended and restated effective January 1, 1997 (the "Frozen Defined Benefit Pension Plan"), for certain of our employees and employees of these affiliated companies. No benefit accruals under the Frozen Defined Benefit Pension Plan have been allowed and no new participants have been allowed after December 31, 1998. All participants are 100% vested in their frozen accrued benefit. Participants were not required to make any contributions under the retirement plan.

Pension benefits may be collected upon attainment of normal retirement age (age 65) or upon satisfying the criteria for early retirement (age 55 with at least 10 years of service). All early retirement benefit payments are actuarially reduced to reflect the longer expected payout period. Messrs. Cumming and Steinberg are currently eligible to receive a normal retirement benefit. Mr. Mara is currently eligible to receive an early retirement benefit.

The Frozen Defined Benefit Pension Plan provides for a survivor's benefit payable to the spouse of a plan participant upon the death prior to retirement of the plan participant. Had the death of any of our Named Executive Officers occurred on December 31, 2009, their spouses would be entitled to the following amounts under the Frozen Defined Benefit Pension Plan (subject to certain elections which may be made as described below): Mr. Cumming's spouse would receive $225,000, Mr. Steinberg's spouse would receive $177,000, Mr. Mara's spouse would receive $156,000, Mr. Orlando's spouse would receive $107,000 and Mr. Wheeler's spouse would not receive any payment.

The Frozen Defined Benefit Pension Plan contains provisions for optional forms of payment and provides that the normal form of benefit in the case of a married participant is a benefit actuarially equivalent to an annuity for the life of the participant payable in the form of a 50% joint and survivor annuity for the participant and his spouse. With the spouse's consent, a married participant may alternatively elect to receive benefits in the form of a single life annuity, a 75% joint and survivor annuity, a 100% joint and survivor annuity, a 5-year certain and life annuity, a 10-year certain and life annuity or a lump sum.

Both our Savings and Retirement Plan and Frozen Defined Benefit Pension Plan are intended to qualify under the provisions of Section 401 of the Code.

Other Benefits; Executive Perquisites

Medical and life insurance benefits are available to employees generally.

Under our employment agreements with Messrs. Cumming and Steinberg, we have agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. Additionally, Messrs. Cumming and Steinberg each may use the Company's aircraft for non-business purposes, subject to the limitations set forth in their employment agreements. See "Employment Agreements" below. The incremental costs of any such aircraft usage are reported as other compensation in the Summary Compensation Table included elsewhere in this proxy statement.

Certain of our executive officers receive the use of Company owned cars and certain related benefits. The incremental costs of any personal use by the Named Executive Officers are reported as other compensation in the Summary Compensation Table included elsewhere in this proxy statement. The Company also pays for the parking expenses of one of our executive officers.

Stock Ownership Requirements

We do not have a formal stock ownership requirement; however, our Named Executive Officers beneficially own approximately 21.2% of our outstanding common shares, as reflected in the Present Beneficial Ownership of Common Shares table included in this proxy statement.

Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg)

In 2009, our Senior Executive Officers received cost of living increases to their base salary (determined in January 2009) and discretionary bonuses for 2008 (also determined in January 2009). Additionally, on January 26, 2010, the Company's Board of Directors, upon the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg, approved annual salary increases (effective January 1, 2010) and discretionary 2009 cash bonuses for each of the Company's Senior Executive Officers.

Discretionary cash bonus compensation of our Senior Executive Officers is determined based upon the subjective assessment of an executive's and the Company's performance, given the varied nature of the Company's businesses. Bonuses are subjective and are not based upon any formula or the application of any mathematical criteria. In making their recommendations to the Compensation Committee, Messrs. Cumming and Steinberg consider the Company's actual and estimated results of operations for the year in question, as well as operating results and bonus compensation for prior years. They also consider annual performance reviews completed by each executive officer for the year, which provide Messrs. Cumming and Steinberg with each executive's subjective assessment of his or her achievements for the year.

In evaluating each executive's performance, Messrs. Cumming and Steinberg take into account the individual contributions to the current and future operations of the Company made by the named executive officers and place significant emphasis on whether the executive's performance has increased the long-term value of the Company, rather than on short-term gains. Messrs. Cumming and Steinberg also recognize that the current efforts of its executive officers may not result in operating profits for many years in the future.

Bonuses can vary widely from year to year, reflecting the Company's profitability and the activities of the Company for that year. For example, in years in which the Company is making significant acquisitions or dispositions, Messrs. Cumming and Steinberg are likely to subjectively consider the executive's contribution to that effort (assuming his or her job responsibilities include acquisition and/or disposition activities or oversight) and in years in which the Company is actively engaged in restructuring operating companies, Messrs. Cumming and Steinberg are likely to consider the executive's contribution to these efforts (assuming his or her job responsibilities include operations-related activities or oversight). Messrs. Cumming and Steinberg also subjectively consider the executive's contribution to analyses that results in avoiding investments that do not meet the Company's investment criteria and are not consummated.

For 2009, Messrs. Cumming and Steinberg considered Mr. Mara's senior leadership role in the Company and his efforts with its several energy related projects and his leadership and contributions to due diligence and negotiation efforts in consummated acquisitions and in acquisition opportunities that were not consummated. Messrs. Cumming and Steinberg also considered Mr. Mara's senior role in overseeing the Company's investments in Inmet Mining Corporation and Cobre Las Cruces.

For Mr. Orlando, for 2009, Messrs. Cumming and Steinberg considered his senior leadership role in the Company, his management skills in coordinating the accounting operations of the Company's multiple and varied operations, contributions to due diligence and negotiation efforts in consummated acquisitions and oversight of the Company's public reporting and income tax filings.

For Mr. Wheeler, for 2009, Messrs. Cumming and Steinberg considered his accomplishments in overseeing the Company's varied operating companies and investments and contributions to due diligence and negotiation efforts in consummated acquisitions and in acquisition opportunities that were not consummated. Messrs. Cumming and Steinberg also recognized Mr. Wheeler's efforts to maximize the value of the Company's investments in its operating companies, control their costs and find opportunities for the operating companies to increase revenue.

After considering all of the foregoing, Messrs. Cumming and Steinberg made their recommendations to the Compensation Committee for its review and approval. Thereafter, the Compensation Committee made its recommendation to the Board of Directors.

On March 1, 2010, the Compensation Committee, upon the recommendation of Messrs. Cumming and Steinberg, approved the grant to Justin R. Wheeler, Vice President and a Named Executive Officer of the Company, of options to purchase 100,000 common shares of the Company at an exercise price of $24.37 per share, the closing price of a common share of the Company on the NYSE on March 1, 2010. The Compensation Committee also approved and recommended that the Board of Directors approve a retention agreement for Mr. Wheeler on the same date. The Board authorized the retention agreement on March 1, 2010. Messrs. Cumming and Steinberg recommended these arrangements in view of Mr. Wheeler's demonstrated executive skills over the past few years in his oversight of the Company's operations and investments, and their collective concern that Mr. Wheeler might pursue other opportunities. The retention agreement provides for a payment of $2,500,000 to Mr. Wheeler if, at any time during the five year period through March 1, 2015, neither Mr. Cumming nor Mr. Steinberg is the Chief Executive Officer of the Company. The agreement contains a two year non-compete and non-solicitation clauses. Following discussions with Mr. Wheeler, the amount of the payment and option award were recommended by Messrs. Cumming and Steinberg as being an appropriate incentive to retain Mr. Wheeler; in determining the option award, consideration was given to the number of options and the exercise price of such options previously granted to Mr. Wheeler.

Compensation of Messrs. Cumming and Steinberg

The Compensation Committee determines and approves, in conjunction with the Board of Directors, the annual compensation of Mr. Cumming, our Chairman of the Board, and Mr. Steinberg, our President. The base compensation of Messrs. Cumming and Steinberg is set pursuant to employment agreements between the Company and each of Messrs. Cumming and Steinberg expiring June 30, 2015. See "Employment Agreements and Elements of Post Termination Compensation and Benefits." The base salaries of Messrs. Cumming and Steinberg provided for in the current employment agreements initially were determined by the Compensation Committee in 1994 and increase annually in July of each year only to reflect annual cost of living increases.

Messrs. Cumming and Steinberg are also eligible to receive bonus compensation under the Bonus Plan. The Bonus Plan directly links the annual incentive bonus of Messrs. Cumming and Steinberg with our earnings, while providing the Compensation Committee with the flexibility to reduce amounts to be paid under the Bonus Plan. The Bonus Plan, as amended in May 2006 pursuant to shareholder approval, provides for annual incentive bonuses to be paid to each of Messrs. Cumming and Steinberg in an amount equal to 1.35% of our audited consolidated pre-tax earnings for each of the fiscal years through 2014. The amount of the annual incentive bonus awarded to Messrs. Cumming and Steinberg in any given year is subject to reduction by the Compensation Committee, in its sole discretion. Payments under the Bonus Plan are made in cash following written certification by the Compensation Committee as to the amount of the annual incentive bonus for any given year. Amounts awarded to Messrs. Cumming and Steinberg, if any, under the Bonus Plan are determined and approved by the Compensation Committee each year following the annual meeting of shareholders.

The Bonus Plan is designed so that the cash bonuses awarded under the plan will qualify as "performance-based compensation" under Section 162(m) of the Code. See "Accounting and Tax Matters."

Employment Agreements and Elements of Post-Termination Compensation and Benefits

Employment Agreements

We have employment agreements with Messrs. Cumming and Steinberg that provide for Mr. Cumming's employment as our Chairman of the Board and Chief Executive Officer and for Mr. Steinberg's employment as our President through June 30, 2015 at annual salaries of $749,027 (as of July 1, 2009), subject to annual cost-of-living adjustments effective July 1 of each year, plus any additional compensation as may be voted by the Board of Directors. Although their employment agreements entitle Messrs. Cumming and Steinberg to participate in all of our incentive plans and those of our subsidiaries and affiliated companies, they do not participate in any of those plans. We have also agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. Additionally, their employment agreements entitle Messrs. Cumming and Steinberg, for as long as the Company has corporate-owned aircraft for business use, and subject to the availability of such aircraft, to the personal use of such aircraft, provided that the incremental cost to the Company does not exceed $1,500,000 per year for each of Messrs. Cumming and Steinberg. Their employment agreements also provide that the Company will provide Messrs. Cumming and Steinberg with the use of suitable cars.

Under the employment agreements, if there is an Initiating Event (as defined below) and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us (other than for Cause (as defined below) or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Cumming or Steinberg) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences, such as the appointment or election of another person to his office, the aggregate compensation and other benefits to be received by Mr. Cumming or Mr. Steinberg for any twelve full calendar months falling below 115% of the amount received by him during the comparable preceding twelve-month period, or a change in the location of his principal place of employment, Messrs. Cumming or Steinberg will receive a Severance Allowance equal to the remainder of the aggregate annual salary, as adjusted for increases in the cost of living, commencing on the date of termination and terminating at the close of business on June 30, 2015 (the "Severance Period"). In addition, we or our successors will continue to (1) pay an amount equal to what Messrs. Cumming or Steinberg would have received under any pension plan of the Company had they continued to be an active, full-time employee of the Company during the Severance Period and (2) to carry the $1,000,000 term life insurance policies payable to the beneficiaries of Messrs. Cumming and Steinberg through the Severance Period.

An "Initiating Event" includes the consolidation or merger of the Company with or into another corporation or other reorganization of the Company, any of which results in a change in control of the Company; the sale of all or substantially all of the assets of the Company; or the acquisition, directly or indirectly, by any person, of beneficial ownership of more than fifty percent of the outstanding voting securities of the Corporation. "Cause" is defined as the commission of any act of gross negligence in the performance of duties or obligations to the Company or any of its subsidiary or affiliated companies, or the commission of any material act of disloyalty, dishonesty or breach of trust against the Company or any of its subsidiary or affiliated companies.

Additionally, in the event of (1) the death of Messrs. Cumming or Steinberg (as the case may be); or (2) in the event of the termination of the agreement by the Company because of physical or mental disability of either Messrs. Cumming or Steinberg (as the case may be), Messrs. Cumming or Steinberg or either of their personal representatives shall be entitled to receive the following compensation prorated through the end of the month in which death or such termination occurs: (a) base salary; (b) any additional compensation authorized by the Board of Directors; and (c) any annual cost of living adjustments to base compensation required by the employment agreements. Thereafter, the company has no other obligations under the employment agreements, other than to pay any accrued and/or vested employee benefits, such as retirement, disability, profit sharing, stock options, cash or stock bonus or other plan or arrangement.

During the term of the agreements, any renewals or extensions of the agreements, and for a period of six months following termination of employment with the Company, Messrs. Cumming and Steinberg shall not, without the prior written approval of the Board of Directors of the Company solicit any customers or clients of the Company or solicit any employees of the Company.

Shareholders Agreement

Under the Shareholders Agreement among the Company, Ian M. Cumming and Joseph S. Steinberg, as amended as of May 16, 2006 (the "Shareholders Agreement"), the Company has agreed to repurchase up to 55% of the interest of each of Messrs. Cumming and Steinberg in the common shares of the Company upon the death of each of Mr. Cumming and Mr. Steinberg. The Company will use all available proceeds from the life insurance policies held by the Company on the life of each of Messrs. Cumming and Steinberg, up to a maximum of $125,000,000, to fulfill this purchase obligation. We currently maintain insurance on the life of each of Messrs. Cumming and Steinberg in the aggregate face amount of $125,000,000 for Mr. Cumming and $117,000,000 for Mr. Steinberg for this purpose, the premiums for which aggregated approximately $2,500,000 in 2009.

The Shareholders Agreement provides that Messrs. Cumming's and Steinberg's interests in the Company will be valued at the higher of the average closing price of the common shares on the NYSE for the 40 trading days preceding the date of death or the net book value of the common shares at the end of the fiscal quarter preceding the date of death. The Shareholders Agreement extends through June 30, 2018.

Retirement Benefits Agreement

Pursuant to a retirement benefits agreement between Mr. Cumming and the predecessor to Leucadia Financial Corporation ("Leucadia Financial"), a wholly owned subsidiary of Leucadia National Corporation, upon Mr. Cumming's retirement, he will be entitled to receive $10,000 per year for a period of ten years immediately following the date of his retirement or until his death, whichever occurs first. If Mr. Cumming should die during the ten year period, Leucadia Financial will pay $10,000 per year to Mr. Cumming's designees or to his estate, until the expiration of the ten-year period. This agreement was initially entered into in 1977, before Leucadia Financial became a subsidiary of the Company.

Accounting and Tax Matters

The cost of all share-based payments to employees, including grants of employee stock options and warrants is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award.

Under the provisions of Section 162(m) of the Code, we would not be able to deduct compensation to our executive officers whose compensation is required to be disclosed in our proxy statement for any year in excess of $1,000,000 per year unless the compensation was within the definition of "performance-based compensation" or meets certain other criteria. To qualify as "performance-based compensation," in addition to certain other requirements, compensation generally must be based on achieving certain pre-established objective performance criteria or standards that precludes the exercise of discretion to increase the amount of compensation payable upon the attainment of the performance goal. We believe that ordinarily it is in our best interest to retain maximum flexibility in our compensation programs to enable us to appropriately reward, retain and attract the executive talent necessary to our success. To the extent these goals can be met with compensation that is designed to be deductible under Section 162(m) of the Code, such as the Option Plan and the Senior Executive Annual Incentive Bonus Plan (as discussed elsewhere in this analysis), the compensation plans will be used. However, the Compensation Committee and the Board of Directors recognize that, in appropriate circumstances, compensation that is not deductible under Section 162(m) of the Code may be paid in the Compensation Committee's discretion, weighing factors such as the benefit to the Company in giving bonuses deserved by executives outweighing the loss of any potential tax deduction. Additionally, given the Company's available net operating loss carryforwards, we believe that any loss of deductions as a result of such compensation may not be material.

In order to maintain tax deductibility of payments made pursuant to the 2003 Senior Executive Annual Incentive Bonus Plan, we must obtain shareholder approval of the material terms of the performance goals every five years, as required under the tax rules. As approval was received in 2006, we will again seek shareholder approval as required under the tax rules in 2011.

Compensation Committee Report

We have reviewed and discussed with the Company's management the above Compensation Discussion and Analysis ("CD&A"). Based upon the reviews and discussions, we have recommended to the Board of Directors that the CD&A be included in these Proxy Materials.

Compensation Committee
Jesse Clyde Nichols, III (Chairman)
Paul M. Dougan
James E. Jordan

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards [2]	All Other Compensation [3]	Total
Ian M. Cumming, Chairman of the Board	2009	$741,288	$22,471[1]	$ -	$248,091[4][5]	$1,011,850
	2008	$723,152	$22,030[1]	$ -	$403,878	$1,149,060
	2007	$702,169	$21,389[1]	$ -	$486,477	$1,210,035
Joseph S. Steinberg, President	2009	$741,288	$22,471[1]	$ -	$420,579[5][6]	$1,184,338
	2008	$723,152	$22,030[1]	$ -	$395,299	$1,140,481
	2007	$702,169	$21,389[1]	$ -	$528,238	$1,251,796
Thomas E. Mara, Executive Vice President	2009	$353,000	$610,590	$ -	$142,690[7]	$1,106,280
	2008	$343,000	$510,290	$872,731	$144,854	$1,870,875
	2007	$330,000	$809,900	$ -	$132,060	$1,271,960
Joseph A. Orlando, Vice President and Chief Financial Officer	2009	$321,000	$809,630	$ -	$46,400[8]	$1,177,030
	2008	$312,000	$684,360	$872,731	$51,713	$1,920,804
	2007	$300,000	$909,000	$ -	$52,486	$1,261,486
Justin R. Wheeler, Vice President	2009	$250,000	$847,500	$ -	$94,769[9]	$1,192,269
	2008	$214,000	$646,420	$872,731	$93,869	$1,827,020
	2007	$206,000	$806,180	$ -	$41,679	$1,053,859

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(1) This amount represents the annual year-end bonus, based on a percentage of salary, paid to all employees of Leucadia National Corporation (but not all subsidiaries). Messrs. Cumming and Steinberg did not receive bonus compensation under the Bonus Plan for 2007 or 2008. The Compensation Committee intends to consider the payment of a 2009 performance bonus to each of Messrs. Cumming and Steinberg at their meeting to be held following the 2010 Annual Meeting of Shareholders. See "Compensation Discussion and Analysis – Compensation of Messrs. Cumming and Steinberg."

(2) This column represents the grant date fair value of stock options granted to each of Messrs. Mara, Orlando and Wheeler in 2008, all in accordance with generally accepted accounting principles ("GAAP"). For information on the valuation assumptions with respect to the grants made in 2008, refer to Note 14 to our consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2009.

(3) Certain items included in this column (including personal use of corporate aircraft and company cars, parking expenses, directors fees, and life insurance premiums) are currently taxable to the Named

Executive Officer. The amount of taxable income for the individual is determined pursuant to Internal Revenue Service rules which may differ from the amounts reflected in this column.

(4) Consists of non-cash compensation of $29,886, valued at the incremental cost to the Company, for Mr. Cumming's personal use of corporate aircraft, directors fees from affiliates of the Company of $167,500 and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Cumming of $36,750. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Cumming, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Cumming.

(5) The calculation of the incremental cost to the Company for personal use of company aircraft consists of the incremental costs incurred as a result of personal flight activity, including fuel expense, repairs and maintenance, flight crew meals and lodging. Incremental costs do not include depreciation, hanger rent, insurance, flight crew salaries and benefits and any other expense that would have been incurred regardless of whether there was any personal use of Company aircraft.

(6) Consists of non-cash compensation, valued at the incremental cost to the Company, for Mr. Steinberg's personal use of corporate aircraft of $212,727, net of a $250,000 voluntary reimbursement to the Company made by Mr. Steinberg toward corporate aircraft usage, directors fees from affiliates of the Company of $166,500 and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Steinberg of $34,300. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Steinberg, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Steinberg.

(7) Consists of directors fees from affiliates of the Company of $81,197 ($25,697 of which was received in Canadian dollars and converted into U.S. dollars using the closing exchange rates on the date each payment was received) and contributions made by the Company to the Deferred Compensation Plan on behalf of Mr. Mara of $36,750. This column also includes Mr. Mara's personal use of a Company car and related expenses including parking, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Mara, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Mara.

(8) This column includes directors fees from affiliates of the Company and contributions made by the Company to the Savings and Retirement Plan and the Deferred Compensation Plan on behalf of Mr. Orlando, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Orlando.

(9) Consists of directors fees from affiliates of the Company of $62,000. This column also includes Mr. Wheeler's personal use of a Company car and related expenses and contributions made by the Company to the Savings and Retirement Plan and the Deferred Compensation Plan on behalf of Mr. Wheeler, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Wheeler.

Outstanding Equity Awards at Fiscal Year-End

This table provides information on the holdings of option awards or warrants by the Named Executive Officers at December 31, 2009. This table includes exercisable and unexercisable options or warrants. The options vest and become exercisable in five equal annual installments, commencing approximately one year from the grant date. For Mr. Cumming and Mr. Steinberg, warrants commenced vesting on May 16, 2006, the date of shareholder approval, and vest in five equal annual installments thereafter on March 6th of each subsequent year. For additional information about the option and warrant awards, see the description of our Option Plan and Warrant Plan in the CD&A.

		Option Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
		Exercisable	Unexercisable		
Ian M. Cumming, Chairman of the Board	3/6/06(1)	1,600,000	400,000	$28.515	3/5/11
Joseph S. Steinberg, President	3/6/06(1)	1,600,000	400,000	$28.515	3/5/11
Thomas E. Mara, Executive Vice President	12/9/04(2)	24,000	24,000	$21.753	1/2/11
	12/11/06(3)	20,000	60,000	$27.340	12/31/12
	10/22/08(4)	20,000	80,000	$27.880	10/22/14
Joseph A. Orlando, Vice President and Chief Financial Officer	12/9/04(2)	18,000	18,000	$21.753	1/2/11
	12/11/06(3)	20,000	60,000	$27.340	12/31/12
	10/22/08(4)	20,000	80,000	$27.880	10/22/14
Justin R. Wheeler, Vice President	12/9/04(2)	12,242	7,500	$21.753	1/2/11
	12/11/06(3)	30,000	45,000	$27.340	12/31/12
	10/22/08(4)	20,000	80,000	$27.880	10/22/14

(1) Vesting of these warrants began on May 16, 2006, the date of shareholder approval, and thereafter on March 6th of each of 2007, 2008, 2009 and 2010.

(2) Vesting of these options began on January 2, 2006.

(3) Vesting of these options began on January 1, 2008.

(4) Vesting of these options began on October 22, 2009.

Pension Benefits Under the Company's Frozen Defined Benefit Pension Plan

The following table shows the benefits that the Named Executive Officers are entitled to receive under our Frozen Defined Benefit Pension Plan. As described in the CD&A, the Leucadia National Corporation Retirement Plan, as amended and restated effective January 1, 1997, was frozen effective December 31, 1998. We and certain of our affiliated companies maintain this frozen retirement plan for certain of our employees and employees of those affiliated companies. No benefit accruals under or new participants in the retirement plan have been allowed after December 31, 1998. All participants are 100% vested in their frozen accrued benefit. Participants were not required to make any contributions under the retirement plan.

Name	Number of Years of Credited Service	Annual Accumulated Retirement Benefit (1)	Present Value of Accumulated Retirement Benefit (2)	Payments During Last Fiscal Year
Ian M. Cumming	10	$25,394	$426,000	–
Joseph S. Steinberg	10	$25,394	$337,000	–
Thomas E. Mara	10	$25,394	$297,000	–
Joseph A. Orlando	12	$27,451	$198,000	–
Justin R. Wheeler	0	–	–	–

(1) These amounts are determined under the retirement plan formula, which considers cash compensation and total years of service for the named individual. The amounts are expressed as life annuities payable beginning at age 65. Since the plan was frozen in 1998, subsequent changes in cash compensation and additional years of service have no effect on the annual accumulated retirement benefit reflected above, which will not change.

(2) The present value of accumulated retirement benefits was calculated using a 4.35% interest rate; 2009 PPA separate static annuitant and nonannuitant mortality tables; the participant's age as of his nearest birthday to December 31, 2009; and annuity payments assumed to commence at normal retirement age (65) or current age, if older.

For information concerning a retirement benefits agreement for Mr. Cumming, see "Employment Agreements and Elements of Post-Termination Compensation and Benefits" in the CD&A.

Benefits Under The Company's Non-Qualified Deferred Compensation Retirement Plan

The following table shows the benefits that the Named Executive Officers are entitled to receive under our Non-Qualified Deferred Compensation Retirement Plan. As described in the CD&A, the Non-Qualified Deferred Compensation Retirement Plan was established January 1, 2009. The table reflects the contributions made by the Company and earnings during 2009. The plan does not provide for employee contributions. All Named Executive Officers are fully vested in their benefits. Earnings are based on the directed investment options of the Named Executive Officers.

Name	Registrant Contributions in Last Fiscal Year[1]	Aggregate Earnings in Last Fiscal Year[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
Ian M. Cumming, Chairman of the Board	$36,750	$12,564	$ -	$49,314
Joseph S. Steinberg, President	$34,300	$10,648	$ -	$44,948
Thomas E. Mara, Executive Vice President	$36,750	$ 4,325	$ -	$41,075
Joseph A. Orlando, Vice President and Chief Financial Officer	$22,050	$ 8,811	$ -	$30,861
Justin R. Wheeler, Vice President	$ 7,350	$ 1,274	$ -	$ 8,624

(1) All amounts are included in the Summary Compensation Table in All Other Compensation.

(2) Earnings are based upon the investment direction of the Named Executive Officer.

Director Compensation

Directors who are also our employees do not receive remuneration for services as a member of the Board of Directors or any committee of the Board of Directors.

The annual retainer paid to the Company's non-employee directors is $75,000 and meeting fees are $750 ($850 if a committee chairman). Additionally, members of the Audit Committee receive $10,000 annually and the Chairman of the Audit Committee receives an annual fee of $14,000.

Under the terms of the Option Plan, each non-employee director will automatically be granted options to purchase 2,000 common shares on the date on which the annual meeting of our shareholders will be held each year. The purchase price of the common shares covered by the options will be the fair market value of the common shares on the date of grant. These options become exercisable at the rate of 25% per year commencing one year after the date of grant. As a result of this provision, options to purchase 2,000 common shares at an exercise price of $24.44 per common share were awarded to each of Messrs. Dougan, Hirschfield, Jordan, Keil, Nichols and Sorkin on May 11, 2009.

The Company reimburses directors for reasonable travel expenses incurred in attending board and committee meetings.

This table sets forth compensation paid to the non-employee directors during 2009 (including Lawrence D. Glaubinger who did not stand for reelection at the 2009 Annual Meeting).

Name	Fees Earned or Paid in Cash [1]	Option Awards [2]	Total [3]
Paul M. Dougan	$ 94,750	$17,606	$ 112,356
Lawrence Glaubinger	$ 28,750	$ -	$ 28,750
Alan J. Hirschfield	$ 94,000	$17,606	$ 111,606
James E. Jordan	$ 94,850	$17,606	$ 112,456
Jeffrey C. Keil	$102,500	$17,606	$ 120,106
Jesse Clyde Nichols, III	$ 96,550	$17,606	$ 114,156
Michael Sorkin	$ 53,000	$17,606	$ 70,606

(1) This column reports the amount of cash compensation earned in 2009 for Board and committee service.

(2) This column represents the grant date fair value of stock options granted to each director in 2009 determined in accordance with GAAP. For information on the valuation assumptions with respect to the grants made in 2009, refer to Note 14 to our consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2009.

(3) This table does not include disclosure of any perquisites and other personal benefits for any non-employee director because such amounts did not exceed $10,000 in the aggregate per director.

Potential Payments upon Termination of Employment

The following information describes and quantifies (where possible) certain compensation that would become payable under then existing agreements and plans if the Named Executive Officer's employment had terminated on December 31, 2009, other than for Cause.

We have employment agreements with Messrs. Cumming and Steinberg which require payments under certain circumstances. As described in the CD&A, under the employment agreements, if there is an Initiating Event and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us other than for Cause (or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Steinberg or Cumming) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences each of Messrs. Cumming and Steinberg would be entitled to a severance allowance of $4,400,000, which is equal to the remainder of their aggregate salary, as adjusted for annual increases in the cost of living, commencing on December 31, 2009 and terminating at the close of business on June 30, 2015 (the "Severance Period"). In determining this amount, we have assumed a consistent annual cost of living increase of 2% (the actual annual cost of living increase effective July 2009). The Company would also be obligated to make annual contributions to our Savings and Retirement Plan and Deferred Compensation Retirement Plan based on the severance allowance during the Severance Period (aggregating $246,000 for Mr. Cumming and $244,000 for Mr. Steinberg). Additionally, the Company would be obligated to continue to carry at our expense term life insurance policies on the lives of Messrs. Cumming and Steinberg in the amount of $1,000,000 each until June 30, 2015, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. If Mr. Cumming or Mr. Steinberg were to die during the Severance Period, the payments due under the employment agreements would terminate at the end of the month in which death occurs.

If the termination had resulted from the death or disability of Mr. Cumming or Mr. Steinberg, no additional salary payments would be required under the employment agreements. Thereafter, the Company would have no other obligation under the employment agreements, other than to pay any accrued and/or vested employee benefits under the retirement plans and the warrants.

Under the Shareholders Agreement between the Company and Messrs. Cumming and Steinberg, which is described in the CD&A, should the death of Messrs. Cumming and Steinberg have occurred on December 31, 2009, the Company would have been obligated to repurchase common shares from either of their estates in an amount equal to the life insurance proceeds received by the Company upon their death, not to exceed $125,000,000 for each estate. The Company currently is the beneficiary on life insurance policies in the aggregate face amount of $125,000,000 for Mr. Cumming and $117,000,000 for Mr. Steinberg.

Under the 2006 Senior Executive Warrant Plan, should the death of Messrs. Cumming and Steinberg have occurred on December 31, 2009, the 400,000 common shares for each of Messrs. Cumming and Steinberg that are not vested under the Warrant Plan would immediately become vested; since the exercise price of the warrants exceeded their market price at that date, the warrants would have had no aggregate intrinsic value. The Warrant Plan does not provide for any other circumstances for acceleration of vesting upon termination of employment.

For amounts payable under the Frozen Defined Benefit Pension Plan upon retirement or death of a Named Executive Officer, see the pension benefits table above, as well as the description of this plan in the CD&A. For a description of the Savings and Retirement Plan, see the CD&A. Under these plans, termination of employment does not accelerate amounts payable.

For amounts payable under the Deferred Compensation Retirement Plan upon the retirement, termination, change in control, death, or disability of a Named Executive Officer, see the table on page 28 above as well as the description of this plan in the CD&A. For the description of the Deferred Compensation Retirement Plan, see the CD&A. Payments will accelerate upon a Change in Control (as defined in the plan).

For amounts payable to Mr. Cumming under a retirement benefits agreement, see the CD&A. Under this agreement, upon Mr. Cumming's retirement, payments will commence.

None of the Senior Executive Officers is a party to an employment agreement. However, under the terms of the Option Plan, the time within which to exercise vested options will be extended in accordance with the Option Plan, but not beyond the expiration date of the Option, for a period of either three months or one year, depending on the triggering event; these triggering events do not result in any acceleration of any unvested Options. For the number of Options exercisable by each Senior Executive Officer as of December 31, 2009 see the Outstanding Equity Awards at Fiscal Year-End table.

Upon the occurrence of an Extraordinary Event of the Company (as defined in the Option Plan, including a change in control of the Company) all then outstanding stock options that have not vested or become exercisable will immediately become exercisable. Had an Extraordinary Event occurred on December 31, 2009, our Senior Executive Officers would not have received any value for their outstanding stock options (determined by multiplying (A) the spread between the $23.79 per common share closing price on December 31, 2009 and the per common share exercise price for each option (which was negative) by (B) the number of common shares covered by previously unvested options).

Indemnification

Pursuant to contracts of insurance dated October 1, 2009, with Illinois National Insurance Company, 175 Water Street, New York, New York 10038, U.S. Specialty Insurance Company, 111 Town Square Place, Suite 1201 Jersey City, New Jersey 07310, Westchester Fire Insurance Company, 1325 Avenue of the Americas, 19th Floor, New York, New York 10019, Continental Casualty Insurance Company, 40 Wall Street, New York, New York 10005, Hartford Accident & Indemnity Company, 2 Park Ave, 5th Floor, New York, New York 10016, Allied World Assurance Company (U.S.), Inc., 199 Water

Street, 24th Floor, New York, New York 10038 and XL Specialty Insurance Company, 100 Constitution Plaza, 17th Floor, Hartford, Connecticut 06103, we maintain a combined $80,000,000 indemnification insurance policy covering all of our directors and officers. The annual premium for the insurance is approximately $2,100,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of the copies of the forms furnished to us and written representations from our executive officers, directors and greater than 10% beneficial shareholders, we believe that during the year ended December 31, 2009, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

AUDIT COMMITTEE REPORT

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended December 31, 2009.

Review with Management

The Audit Committee reviewed and discussed our audited financial statements with management.

Review and Discussions with Independent Auditors

The Audit Committee discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. PricewaterhouseCoopers LLP, our independent auditors, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America. The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters that are required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCooper LLP's communications with the Audit Committee concerning independence; and has discussed with PricewaterhouseCoopers LLP their independence. The Audit Committee also concluded that PricewaterhouseCoopers LLP's provision of audit and non-audit services to the Company and its subsidiaries, as described in this Proxy Statement, is compatible with PricewaterhouseCoopers LLP's independence.

Conclusion

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC and selected PricewaterhouseCoopers LLP as the independent auditor for 2010.

Submitted by the Audit Committee of the Board of Directors

Jeffrey C. Keil, Chairman
Paul M. Dougan
Alan J. Hirschfield
James E. Jordan
Jesse Clyde Nichols, III

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference in a filing.

INDEPENDENT ACCOUNTING FIRM FEES

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by our independent auditor, PricewaterhouseCoopers LLP. Specifically, the committee has pre-approved certain specific categories of work and an initially authorized annual amount for each category. For additional services or services in an amount above the initially authorized annual amount, additional authorization from the Audit Committee is required. The Audit Committee has delegated to the Committee chair the ability to pre-approve both general pre-approvals (where no specific, case-by-case approval is necessary) and specific pre-approvals. Any pre-approval decisions made by the Committee chair under this delegated authority will be reported to the full Audit Committee. All requests for services to be provided by PricewaterhouseCoopers LLP that do not require specific approval by the Audit Committee must be submitted to the Chief Financial Officer of the Company, who determines that such services are in fact within the scope of those services that have been pre-approved by the Audit Committee. The Chief Financial Officer reports to the Audit Committee periodically.

The following table sets forth the aggregate fees incurred by us for the following periods relating to our independent accounting firm, PricewaterhouseCoopers LLP:

	Fiscal Year Ended December 31,	
	2009	2008
Audit Fees	$2,269,900	$2,835,300
Audit Related Fees	153,100	223,100
Tax Fees	492,700	840,300
All Other Fees	2,600	1,500
	$2,918,300	$3,900,200

In the table above, in accordance with the SEC's definitions and rules, Audit Fees are fees paid to PricewaterhouseCoopers LLP for professional services for the audit of the Company's consolidated financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs, and for services that are normally provided by the accountants in connection with regulatory filings or engagements. Audit Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2009 consist of compliance with regulatory matters and consulting with respect to technical accounting and disclosure rules. Tax Fees are fees for tax compliance, tax advice and tax planning. All Other Fees are fees for services not included in the first three categories. All such services were approved by the Audit Committee.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The ratification of the selection of PricewaterhouseCoopers LLP as independent auditors is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of the shareholders. If the shareholders do not ratify the selection by the affirmative vote of the holders of a majority of the common shares voted at the meeting, the Audit Committee of the Board of Directors will reconsider the selection of independent auditors, but such a vote will not be binding on the Audit Committee. If the shareholders ratify the selection, the Audit Committee, in its discretion, may still direct the appointment of new independent auditors at any time during the year if they believe that this change would be in our and our shareholders' best interests.

The Board of Directors recommends that the shareholders ratify the selection of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the independent auditors to audit our accounts and those of our subsidiaries for 2010. The Audit Committee approved the selection of PricewaterhouseCoopers LLP as our independent auditors for 2010. PricewaterhouseCoopers LLP are currently our independent auditors.

The Board of Directors recommends a vote **FOR** this proposal.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2009 Annual Report to Shareholders is being furnished to shareholders concurrently herewith.

Shareholders may request a written copy of our Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, our Corporate Governance Guidelines and our Code of Business Practice, which includes our Code of Practice, by writing to our Corporate Secretary, Laura E. Ulbrandt, at 315 Park Avenue South, New York, New York 10010. Each of these documents is also available on our website, www.leucadia.com.

PROPOSALS BY SHAREHOLDERS

Proposals that shareholders wish to include in our proxy statement and form of proxy for presentation at our 2011 annual meeting of shareholders must be received by us at 315 Park Avenue South, New York, New York 10010, Attention of Laura E. Ulbrandt, Assistant Vice President and Secretary, no later than December 7, 2010.

Any shareholder proposal must be in accordance with the rules and regulations of the SEC. With respect to proposals submitted by a shareholder other than for inclusion in our 2011 proxy statement and related form of proxy, timely notice of any shareholder proposal must be received by us in accordance with our by-laws and our rules and regulations no later than December 7, 2010. Any proxies solicited by the Board of Directors for the 2011 annual meeting may confer discretionary authority to vote on any proposals notice of which is not timely received.

It is important that your proxy be returned promptly, whether by mail, by the Internet or by telephone. You may revoke the proxy at any time before it is exercised. If you attend the meeting in person, you may withdraw any proxy (including an Internet or telephonic proxy) and vote your own shares. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the record holder as of the close of business on March 22, 2010, in order to vote your shares at the meeting.

By Order of the Board of Directors

Laura E. Ulbrandt
Assistant Vice President and
Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

Financial Highlights

	2009	2008	2007
Revenues and other income	**$ 1,119,002,000**	$ 1,080,653,000	$ 1,154,895,000
Net securities gains (losses)	**$ (21,106,000)**	$ (144,542,000)	$ 95,641,000
Loss from continuing operations before income taxes and income (losses) related to associated companies	**$ (250,973,000)**	$ (367,955,000)	$ (61,243,000)
Income tax provision (benefit)	**$ 7,143,000**	$ 1,673,675,000	$ (559,771,000)
Income (losses) related to associated companies, net of taxes	**$ 780,236,000**	$ (539,068,000)	$ (21,875,000)
Income (loss) from continuing operations	**$ 522,120,000**	$ (2,580,698,000)	$ 476,653,000
Income from discontinued operations, net of taxes	**$ 26,475,000**	$ 44,904,000	$ 292,000
Gain (loss) on disposal of discontinued operations, net of taxes	**$ -**	$ (1,018,000)	$ 3,327,000
Net income (loss)	**$ 548,595,000**	$ (2,536,812,000)	$ 480,272,000
Net loss attributable to the noncontrolling interest	**$ 1,685,000**	$ 1,387,000	$ 4,022,000
Net income (loss) attributable to Leucadia National Corporation common shareholders	**$ 550,280,000**	$ (2,535,425,000)	$ 484,294,000
Earnings (loss) per common share:			
Basic:			
Income (loss) from continuing operations	**$ 2.17**	$ (11.19)	$ 2.20
Income from discontinued operations	**$ .11**	$ .19	$ -
Gain (loss) on disposal of discontinued operations	**$ -**	$ -	$ .02
Net income (loss)	**$ 2.28**	$ (11.00)	$ 2.22
Diluted:			
Income (loss) from continuing operations	**$ 2.14**	$ (11.19)	$ 2.09
Income from discontinued operations	**$ .11**	$ .19	$ -
Gain (loss) on disposal of discontinued operations	**$ -**	$ -	$ .01
Net income (loss)	**$ 2.25**	$ (11.00)	$ 2.10
Total assets	**$ 6,762,364,000**	$ 5,198,493,000	$ 8,126,622,000
Cash and investments	**$ 2,367,073,000**	$ 1,631,979,000	$ 4,216,690,000
Common shareholders' equity	**$ 4,361,647,000**	$ 2,676,797,000	$ 5,570,492,000
Book value per common share	**$ 17.93**	$ 11.22	$ 25.03
Cash dividends per common share	**$ -**	$ -	$ .25

Leucadia National Corporation Scorecard

(Dollars in thousands, except per share amounts)

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Shareholders' Equity	Net Income (Loss)	Return on Average Shareholders' Equity
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[(b)]	(33.9%)	21.0%	7.71	26.4%	1,121,988[(b)]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95[(c)]	61.4%	4.9%	23.73	2.5%	3,661,914[(c)]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
2007	25.03[(d)]	39.1%	5.5%	47.10	67.0%	5,570,492[(d)]	484,294	10.2%
2008	11.22[(e)]	(55.2%)	(37.0%)	19.80	(58.0%)	2,676,797[(e)]	(2,535,425)	(61.5%)
2009	17.93	59.8%	26.5%	23.79	20.2%	4,361,647	550,280	15.6%
CAGR (1978-2009)[(a)]			8.2%	28.5%				
CAGR (1979-2009)[(a)]	18.5%		8.1%	21.4%		19.1%		

(a) A negative number cannot be compounded; therefore, we have used 1979.

(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share. Leucadia's CAGRs do not reflect the benefit of annual dividends or the special 1999 dividend.

(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.

(d) Reflects the recognition of $542.7 million of the deferred tax asset or $2.44 per share.

(e) Reflects the write-off of $1,672.1 million of the deferred tax asset or $7.01 per share.

Letter from the Chairman and President

To Our Shareholders

2008 was an infamous year, not unlike 1929. A group of financial engineers almost brought down the U.S. economy and subsequently a significant portion of the world's as well, resulting in a deluge of red ink. Happily, 2009, was much different. There is increasing evidence that the financial carnage brought on by excessive risk taking is beginning to repair itself. In 2009, Leucadia recorded $550.3 million in profits while shareholders' equity grew $1.7 billion. We hope the chart below shines light on a hoped for beginning of better days.


LEUCADIA NATIONAL CORPORATION
BOOK VALUE and MARKET PRICE PER SHARE
(With the S&P 500)(a)
PER SHARE AMOUNTS
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
S&P 500
1,596
1,496
1,396
1,296
1,196
1,096
996
896
796
696
596
496
396
296
196
96
1978
1985
1990
1995
2000
2005
2010
Market price per share
Book value per share
S&P 500

(a) Amounts plotted are as of December 31st of each year, except for the final market price and S&P 500 which are as of March 16, 2010.

At this point a reasonable question to ask would be how can 2009 profits be $550.3 million, but shareholders' equity increases by almost $1.7 billion? Once again, as in past years, the accountants have been busy promulgating rules that complicate rather than explain. The table below attempts to take apart last year's results and to make them understandable. You may need a calculator.

EXPLAINING SHAREHOLDERS' EQUITY
(In millions)

Balance at January 1, 2009	$ 2,676.8
Booked to P&L:	
Associated company income, mostly Jefferies and AmeriCredit	805.8
Discontinued operations	26.5
Corporate expense and interest, net	(168.7)
Operations	(82.3)
Noncontrolling interest	1.7
Income taxes	(32.7)
Subtotal	550.3
Booked direct to shareholders' equity:	
Unrealized gains on available for sale securities, mostly Fortescue and Inmet	1,046.5
Conversion of convertible notes	123.5
Other, net	.9
Income taxes	(36.4)
Subtotal	1,134.5
Balance at December 31, 2009	$ 4,361.6

If you look at the first section of the Explaining Shareholders' Equity table you will note $805.8 million of associated company income. For simplicity's sake we elected the fair value method for Jefferies and AmeriCredit, which means we carry Jefferies and AmeriCredit at market value, but any unrealized gain or loss is put though the P&L.

In the second section, available for sale securities are also carried at market value, but any unrealized gain or loss on these securities is booked directly to shareholders' equity. The increase in the market prices of our equity investments in Fortescue and Inmet accounted for most of the $1 billion gain on the Balance Sheet. Leucadia's P&L and Balance Sheet activity will continue to dance up and down to the music of the markets.

Our four major public investments: Fortescue Metals Group Ltd, Inmet Mining Corporation, Jefferies Group, Inc. and AmeriCredit Corp. were bought for strategic reasons and in spite of the financial disaster these investments performed as expected – beautifully!

For a more concise understanding of the lagniappe[1] of our accounting, call our long suffering Chief Financial Officer who stands between the madness of the accounting profession and ourselves – Joe Orlando, the Blessed One (212) 460-1900.

[1] A small gift; something given or obtained gratuitously.

Berkadia Commercial Mortgage LLC

We concluded last year's letter by hoping that despite our "Fortress Leucadia" mentality, "we will continue to look for companies to buy, but only consider companies that earn money, have a bright future and are durable!"

Our newest addition is a good start on that promise. Berkadia Commercial Mortgage LLC is now the country's largest non-bank owned provider of commercial mortgage servicing. We purchased the business out of the bankruptcy of Capmark Financial Group Inc. Berkadia, a 50/50 joint venture with Berkshire Hathaway, acquired Capmark's servicing assets and loans with $434 million of partners' equity and a line of credit from Berkshire. The foundation is in place for a business with solid, long-term growth. Visit Berkadia's website at www.berkadia.com.

Although the potential returns may turn out to be dazzling, Berkadia's core business is decidedly not so. The organization is a complex labyrinth of moving parts and business processes. The "Run Spot Run" explanation of Berkadia's major activities follows:

- Master/Primary Servicing: From a portfolio of approximately $240 billion of commercial mortgage loans, Berkadia collects payments from individual borrowers and makes sure that the funds (principal, interest, insurance, taxes, etc.) are paid to the right party and on time. For this, we are paid a servicing fee. The company has an industry-leading servicing record, and management is working to make it more efficient.
  - With nearly 5,000 transactions per day, servicing these loans is a tedious, process-driven operation.
  - To offer quality services at a competitive price, Berkadia employs technology everywhere possible and maintains a large back office processing center in India. One of the undersigned visited the processing center and was much impressed.
  - We have a feeling that commercial mortgage originations, though presently stagnant, will return as the economy recovers, but without new loan originations Berkadia's servicing portfolio will decline year after year until no loans remain. Even if that were to happen, we believe we will be economically satisfied with our investment.

- Special Servicing: Berkadia also generates revenues when loans go bad. Members of Berkadia's Special Servicing unit – our version of the Navy SEALs – are first on the scene to begin rehabilitation of a delinquent loan, working towards either a resolution or foreclosure. If you find yourself in the unfortunate position of needing a special servicer, Berkadia's SEALs will be happy to help. Call Michael Carp at (214) 999-7013.
  - Berkadia is the named special servicer on $44 billion of loans and will be called upon to find a solution in the event these loans become impaired or delinquent.
  - Approximately $4 billion of these loans are now being actively managed by Special Servicing.

    - Although earnings from this business line are unpredictable and lumpy, in this economy we expect our business to grow. Today's practice of "extend and pretend" will, as time passes, wear thin and be discarded.

- Originations: Berkadia originates multi-family commercial real estate loans for Fannie Mae, Freddie Mac, Ginnie Mae and the Federal Housing Administration, which feed the servicing machine. Typically, Berkadia retains the servicing rights to these loans and may also maintain the special servicing rights should the loan default whilst in our care. With 23 origination offices around the U.S., a loan officer from Berkadia is likely nearby. If you need a loan for a multi-family project, call John Cannon at (215) 328-1396.

- Escrow Investment: When borrowers make payments, Berkadia holds some money in escrow for future payment of insurance, taxes, etc. Berkadia is responsible for managing these escrows, which come in many forms, sizes and durations – the current amount is roughly $4 billion. Berkadia derives certain economic benefits from this pool of capital.

While Berkadia is a new acquisition, we are optimistic about its potential to generate significant cash flow and are excited to be involved in another partnership with Berkshire Hathaway. We also want to thank our former colleague Larry Hershfield at Ranch Capital for bringing us this opportunity.

AmeriCredit Corp.

At December 31, 2009, we owned approximately 25% of the outstanding common shares of AmeriCredit Corp. (NYSE: ACF) for an original cost of $418.6 million. ACF is an independent subprime auto finance company that purchases and services automobile sales finance contracts, typically for consumers who struggle to obtain traditional financing from a bank or manufacturer's captive finance company. At December 31, 2009, our investment in ACF is classified as an investment in an Associated Company and is carried at fair market value of $639.8 million.

For almost 20 years, we owned a similar business and as a result carefully followed ACF. ACF's large volume and efficient processing and underwriting abilities made it a fierce competitor. In 2004 we exited our business, deploying our capital elsewhere, rather than fighting a pyrrhic war with larger, more efficient competitors, some of them willing to accept puny returns. But, we retreated with our eyes open. We observed that in previous recessions ACF suffered its share of poor credit performance; however, when a recovery was underway ACF made larger profits by being able to select more credit worthy customers and to charge more for loans.

Although the current recession has been much harder and deeper than we anticipated, ACF performed as expected. ACF is acquiring more credit worthy customers and is able to charge higher rates. Credit performance is improving. Securitizations, which were completely frozen until the Federal Reserve's TALF program got rolling, have come back to life. During 2009, ACF issued two separate TALF-eligible securitizations, one of which had investors who benefited from the TALF program. All indications are that ACF has adequate liquidity for the foreseeable future.

As in much of life, ACF's secret to success is discipline. Currently, competition has lessened and ACF can earn a fair return for its risk. Eventually, banks and other folks will come rushing back into the market, margins will fall as evaluation of risk becomes, yet again, ignored and loan volume will become the sole focus of competitors as a means to impress the Stock Market. When that day comes, we hope ACF will eschew volume, efficiently harvest its portfolio and watch the lemmings as they launch themselves off a cliff. Then the cycle will begin anew. We have a great relationship with, and respect for, the management team. We believe they are the best in the industry.

Jefferies Group, Inc.

Jefferies (NYSE: JEF) is a full-service global investment bank and institutional securities firm. Jefferies offers its customers capital markets executions, mergers and acquisitions, restructurings and other financial advisory services.

At December 31, 2009, we owned approximately 29% of the outstanding common shares of Jefferies for an investment of $794.4 million (the largest single investment we have ever made). The fair market value of our investment was $1.2 billion at December 31, 2009.

Jefferies is not in trouble, not a ward of the U.S. Government, not burdened by toxic assets and not overleveraged. Its employees own a substantial interest in the firm and their pay expectations are being managed with the best interests of the firm in mind.

Jefferies has successfully hired talented individuals from troubled or failing firms, acquired a municipal bond trading and underwriting business, became a Primary Dealer in U.S. Treasuries and many other governments' bond issues and also expanded its global fixed income and commodities business. We believe that Jefferies, unscathed by the imprudent and irresponsible behavior of other investment banks, will thrive as the world's economies improve and will increase its market share and profits. It doesn't hurt that some of its competitors have gone out of business.

In 2007, Leucadia and Jefferies formed Jefferies High Yield Trading, LLC (JHYT) a registered broker-dealer that is engaged in the secondary market for high yield and special situation securities. Each company invested $350 million. In the midst of the financial meltdown JHYT survived reasonably well by avoiding dangerous and highly leveraged situations and by remaining very liquid. Our return for 2008 was minus 20% but happily a positive 13% in 2009.

We have known Jefferies for a very long time and are particularly fond of and hold in high regard its long time Chief Executive Officer, Richard B. Handler. We believe that over the long haul Jefferies will thrive and further enrich its shareholders.

Mines

We have two significant investments in mining companies: Fortescue Metals Group Ltd (ASX: FMG), an iron ore mining business in Australia, and Inmet Mining Corporation (TSX: IMN), a Canadian global mining company. We own common shares in both companies as well as a subordinated note of FMG and a 30% direct equity interest in Inmet's Cobre Las Cruces copper mine in Spain.

The 278 million shares of FMG we owned at December 31, 2009, 9% of the company, plus the subordinated note cost $452.2 million. The $100 million subordinated note matures in 2019 and has an interest rate calculated at 4% of the revenue from ore sales at certain mines, net of government royalties. The interest is applicable to iron ore from the Chichester region of Fortescue's vast holdings, where the Cloud Break and Christmas Creek mines reside.

We have 5,600,000 common shares (9.98%) of Inmet carried on our books at market value of $339.1 million (the shares cost $78 million) and also own 30% of the Cobre Las Cruces ore body which is on our books for $211.6 million.

Fortescue

In August of 2006, we made our initial investment in Fortescue. After our equity commitment, Fortescue's founder and CEO, Andrew Forrest and his troops went to the global markets and raised U.S. $2.1 billion. Amazing! On August 18, 2006, Fortescue began earnest construction of a gigantic ore processing facility and train loader at the Cloud Break mine, which sends ore on a fleet of 15 newly purchased large GE rail engines and 976 Chinese built ore cars over a freshly built 280 kilometer railway, to a rotary train unloader that dumps the ore onto a two meter wide conveyor belt which carries it to a huge sorting yard where it is mixed into the correct recipe. The ore is then sent to an automated ship loader, which looks like the skeleton of a huge dinosaur. The ships are loaded on a newly built dock in a body of water that was dredged for this purpose.

All of this was accomplished in 21 months, a Herculean feat achieved by the team that executed Andrew Forrest's vision in an impossibly short period of time.

The first ore was shipped on May 15, 2008; in 2009, 190 ships carrying 32.8 million tonnes of ore left the harbor. Fortescue is targeting 55 million tonnes per annum as soon as possible. Meanwhile plans for an increase to 92 million tonnes per annum are in the works.

During February 2010, we sold 30 million shares of Fortescue's stock for $121.5 million. We have an old fashioned theory that whenever possible we should retrieve some or all of our initial investment and ride with the significant gains.

China is a relatively short distance from the Pilbara in Western Australia, where Fortescue and others mine their iron ore. China is hungry for iron ore. China has a population of 1.3 billion, many eager to abandon subsistence living and desiring to emulate the well fed, well clothed and well educated life of Australians, North Americans and Europeans. Creating an urban industrial country of this size takes a huge amount of iron, steel, concrete and money and it will take a very long time. Fortescue should have a bright future.

Cobre Las Cruces

20 kilometers northwest of Seville is a copper ore body in the Pyrite belt of Spain. With the aid of our favorite miner, Frank Joklik, we bought the ore body for $42 million in 1999. The Cobre Las Cruces deposit contains 6.3% copper ore with 8.1 million tonnes of proven reserves and an additional 8.4 million tonnes of probable reserves.

After a six year struggle and lots of money we were able to obtain almost all of the vast number of approvals needed to begin the construction of a mine and a hydrometallurgical process plant. We decided that we were not the ideal managers to dig a 150 meter hole or to build the plant. Thus, we looked for a partner. Inmet agreed to buy a 70% interest in the mine for 5.6 million Inmet common shares and we retained a 30% investment in the ore body. Cash operating costs over the life of the mine are expected to be $0.66 per pound. Copper prices over the last several years have ranged from $1.25 to $4.03.

We are bullish on copper. Copper benefits from the same fundamental economic impetus as iron ore. The first copper cathodes were shipped from Las Cruces in July 2009. Since then there has been a disappointing number of delays and problems with the mine, the plant, and the Spanish regulators. When these are overcome, Las Cruces hopes to ship about 72,000 tonnes of copper per year for a 15 year period.

Conwed Plastics

Conwed Plastics manufactures and markets lightweight plastic netting for a variety of purposes and is a market leader in the sale of products used in carpet cushion, turf reinforcement, erosion control and packaging. Conwed has manufacturing operations in Minneapolis, Minnesota; Athens, Georgia; Roanoke, Virginia; Chicago, Illinois; Genk, Belgium; and Guadalajara, Mexico. Its products are sold throughout the world.

Conwed's revenues declined by 23% in 2009. Hardest hit product lines were those tied to building and construction markets, which represent approximately 41% of Conwed's total revenue.

On the expense side, the price of polypropylene resin, the principal raw material used in Conwed's products, steadily rose throughout 2009. Management made some fortuitous resin buys to maintain variable margins and trimmed direct labor and overhead. However, margin management and cost reductions were not enough to offset the lower revenues and profits declined 17%.

We have now owned Conwed for 25 years. During that time, Leucadia has received a compounded return on invested capital of over 20%. Conwed operates in niche markets and has great relationships with its customers, consistently sends us cash and requires very little interference from us. Within the past several years, management has made several small, smart acquisitions; these transactions have allowed Conwed to diversify away from overreliance on the building and construction markets. Conwed has trimmed unnecessary expenses, preserving margins in perilous times. In short, it is a great example of a well-managed, durable company and we look forward to Conwed's continued success in the future. Our thanks to Mark Lewry, Chris Hatzenbuhler and their team.

Idaho Timber

Idaho Timber is headquartered in Boise, Idaho. When we purchased Idaho Timber, we believed the earnings would porpoise up and down with the unavoidable cycles of the U.S. housing market. Pre-tax results for 2006, 2007, 2008 and 2009 were $12 million, $9.1 million, $0.8 million and $(12.7) million, respectively. Our thesis may yet be proven correct, although we didn't think a porpoise would go this deep. The net book value of this investment as of December 31, 2009 was $88.1 million.

Since mid-2007, demand for residential construction lumber has been severely impacted and sales and shipments have continued to fall due to low levels of home improvement activity and the ongoing decline in housing starts. The sawmill business suffered as prices for finished products fell while the cost of incoming logs remained relatively high through most of the year. While this cycle persists, the company continues to pare down expenses and upgrade talent. Due to the difficult operating environment, most of Idaho Timber's competition has disappeared.

Idaho Timber has all of the ingredients for a Leucadia success: it operates in an out of favor industry, the market cycle is at a low and we have a talented management team. Therefore, we continue to look for additional operations and opportunities to tuck into the Idaho Timber fold. Any help from shareholders would be appreciated (www.idahotimber.com).

Ted Ellis, Idaho Timber's president and CEO, has been busy through the downturn, searching for profit in every corner and keeping his people focused on the future. While we can't predict when demand will return to the market, when it does Ted and his team will make the most of it.

STi Prepaid

STi Prepaid, Leucadia's 75% owned subsidiary, is headquartered in New York City. STi Prepaid is a facilities-based provider of long-distance wireline and wireless telecommunications services. The principal products are prepaid international long-distance calling cards and carrier wholesale services.

Prepaid international calling cards account for 87% of revenues. Customers buying cards are seeking a low cost method of communicating with family and friends in their home countries. Many immigrants, the primary target customers, have left the country as jobs dried up, particularly in the construction and hospitality industries. Compounding our trouble, the price of international long-distance continues to decline. It now costs less than $0.01 per minute to call many international destinations.

From the poop deck, Jim Continenza is navigating the difficult waters and directing the crew to adjust the sails for the stiff headwinds. In 2009, STi Prepaid integrated several 2008 acquisitions and removed duplicate costs substantially reducing SG&A.

While price compression and product substitution is expected to continue, calling cards will remain an important low cost method for millions of people to keep in touch with their families back home. We hope you will make your next international call using an STi Prepaid card, which can be bought online at www.stiprepaid.com.

Keen Energy Services

In 2006, we met the owners of Goober Drilling, a small land based oil and gas drilling operation based in Stillwater, Oklahoma. Many of their rigs were old, small, and had limited application. On a hunch that gas prices would be rising, these wildcatters had ordered 18 new, modern, high horsepower rigs capable of directional drilling to find shale gas. They did this without having the means to pay for them. We quickly jumped into the breach. A series of rig acquisitions over the past four years and their personal liquidity constraints culminated in November 2009 with our partners agreeing to our purchase of their interests – we now own 100%. Our net investment in the company was $231.5 million at December 31, 2009. We also changed the name from Goober Drilling to Keen Energy Services.

Keen's customers are primarily Mid-Continent oil and gas exploration and production companies. During 2009, low natural gas prices, rising levels of natural gas in storage and tight credit markets forced many of Keen's customers to significantly reduce their drilling programs. The utilization of Keen's rig fleet fell from 92% in 2008 to 41% in 2009. At year end, Keen Energy had 38 rigs, 13 of which were operating in the field. Since then the business has picked up a little. Surplus rigs and low gas prices in the U.S. have driven extreme price competition.

Contract drilling is competitive and natural gas exploration and production are cyclical and volatile. When it's good it's very, very good and when it's bad it's terrible. Our experienced executive team, led by Ed Jacob and Mardi de Verges, are wisely squeezing out costs. We have lived long enough to know that the natural gas market will eventually turn. At that point, Keen will rise again and generate significant cash flow, but for now we hunker down. Recessions are not kind to Keen.

ResortQuest

ResortQuest, which we acquired in June 2007, is headquartered in Fort Walton Beach, Florida and provides rental management services to over 6,000 vacation properties. ResortQuest contracts with each property owner to market and manage the rental of their vacation property for a percentage of the rent and/or fees collected and operated at a small profit in 2009.

In the face of the extended recession, ResortQuest sold unprofitable locations, retreated to its strongholds in Northwest Florida and a few other locales and slashed corporate expenses. ResortQuest is focused on acquiring new guests as efficiently as possible, via the Internet, referrals and direct mail, and has positioned itself to take advantage of growth opportunities.

Expensive fly-to vacation destinations such as Hawaii and ski areas have been the most deeply affected by the financial crisis. We hope that the opposite is true for the drive-to markets, in particular the beach markets. A rental home or condominium with cooking facilities on or nearby a free beach provides a great value alternative in bad economic times. If this situation strikes a chord, please spend some time touring our site at www.resortquest.com. We are sure you will find a locale to create some great family memories that fits your budget.

We appreciate Park Brady, Eileen Erstad and their team for capably managing ResortQuest.

Gaming

The Hard Rock Hotel & Casino is located in Biloxi, Mississippi and includes an eleven-story hotel with 318 rooms and suites and a popular entertainment venue with a capacity of 1,500 persons. On December 31, 2009, Leucadia's net investment in the Hard Rock Biloxi was $236.7 million.

Since opening in 2007, the Hard Rock has struggled for market share in the small, crowded Mississippi Gulf Coast market. This year, we made slow and steady progress and are getting our fair share of gaming revenues.

Despite a decline in air service to the Biloxi market and increased competition from casino gaming in Alabama and Florida, Hard Rock Biloxi had a successful year. Overall, the gaming market in Biloxi declined 12.4% from 2008 while Hard Rock Biloxi's gaming revenues declined just 2%. A record $19.4 million in EBITDA was driven by significant reductions in operating expenses, substantial gains in customer loyalty, and no hurricanes. Finally.

Congratulations to Duncan McKenzie, Todd Raziano and their team of dedicated employees. Some of the best work of our staff and management went in to achieving record EBITDA. Unfortunately, it still represents a single digit return on our investment. On this one, we simply overpaid.

We hope you will visit the Hard Rock Hotel & Casino. You can check out the entertainment schedule at www.hardrockbiloxi.com.

Sangart

This is the investment that refuses to die, the reason being that it has not yet killed anybody. Sangart is developing biopharmaceutical products that deliver oxygen to tissues at risk of oxygen deprivation. Because their products are a red liquid made from human hemoglobin they have been described as an "artificial blood," but the products are really more of an oxygenation enhancer that works together with regular blood to deliver oxygen to tissues. We made our initial investment in 2003 and have invested $146.2 million to date. The money is expensed as Sangart spends it on product development. At December 31, 2009, we owned approximately 92% of Sangart.

Until 2009, Sangart's strategy had been to complete two large Phase III clinical trials of its oxygen therapeutic agent, MP4OX, and then to apply for regulatory approval for use in patients undergoing hip replacement surgery. MP4OX performed as intended in those studies, but we did not find a satisfactory, commercial opportunity. Instead, we are focusing our efforts on hopefully more commercially viable (and valuable) patient populations. Trauma was the obvious direction, and by the end of 2009, MP4OX was being tested in a concept study involving patients in severe hemorrhagic shock. In the European Union, Sangart's MP4CO product was recently granted orphan drug designation for treatment of sickle cell disease – a very encouraging sign.

In entering this investment in 2003, we were too optimistic. Bearing the bruises of our experience, we are now cautious in our predictions of cost and timing, but still optimistic about the ultimate outcome.

It will be several years before we harvest any fruit from the Sangart tree. We are grateful that Brian O'Callaghan and his team of determined life science executives are leading the charge.

Crimson Wine Group

The Crimson Wine Group includes Pine Ridge Vineyards (204 acres) in Napa Valley, California, Archery Summit (119 acres) in Willamette Valley, Oregon and Chamisal Vineyards (97 acres) in Edna Valley, California. Substantially all of these estate properties are owned by Crimson and are producing grapes. Our development of an additional winery and vineyards on 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley has been put on hold, although we have 85 acres of gorgeous vines growing on-site. At December 31, 2009, our net investment in Crimson and the Columbia Valley property was $94.8 million. In 2009, the wineries sold approximately 92,000 9-liter equivalent cases of wine generating revenues of $19.8 million.

The economic upheaval did not spare the high-end wine market in 2009. In the wine salesmens' vocabulary, "Value" replaced "Luxury". Droves of consumers and corporate business travelers abandoned restaurants. Even those who did not, often traded their bottle of fine wine for a bottle of Diet Coke® and two straws. While total wine industry sales actually grew, the growth was solely at the lower end of the price range – wine sales above $25 per bottle slowed dramatically. Selling our wine into this headwind required unprecedented marketing and discounting.

We have responded by launching a new line of wines fashioned for the realities of the market – ForeFront by Pine Ridge. The ForeFront collection includes Cabernet, Pinot Noir and Sauvignon Blanc, all of which "over-deliver on quality at their price" (translates to "luxury on a budget"). Not only great value, but also very tasty.

Even in good times, it is difficult to make estate wineries profitable. The entire industry suffers from a lack of discipline. The sheer number of brands combined with owners willing to sell out last year's vintage at (or below) cost are a constant anchor on price. Estate wineries have high fixed costs and require large marketing dollars, making volume the key profit driver. We have a great management team led by Erle Martin and Patrick DeLong who have streamlined our operations while improving our wines. We now need more volume.

Having started one estate winery from scratch we have seen that planting quality vineyards increases land value and may provide an inflation hedge. Durable annual cash flows may be difficult to achieve, thus the ultimate judgment on our investment will have to wait until it is eventually sold.

Visit one of our three on-location tasting rooms. There you will find many limited production wines unavailable through mass distribution channels. On the honor system, shareholders of Leucadia receive a 20% discount at the tasting room and on our website www.crimsonwineboutique.com, from which you can navigate to the individual wineries (use the online coupon code "Leucadia"). Our direct to consumer wine clubs continue to thrive and we now have 13,800 members, making this segment of our business the most profitable. Wine can be shipped directly to 43 states.

As always, we remind you that wine is food and it fosters both good times and laughter with family and friends. In these times, we all need as much of that as we can get.

Real Estate

At December 31, 2009 our net investment in domestic real estate projects was $202.2 million broken down as follows:

- 12 acres of mixed use property in Myrtle Beach, South Carolina. In 2009, the recession hit the retail center very hard. Tenants either closed down or were granted significant lease rate relief. We wrote down this investment by $67.8 million.
- 61 acres of residential and retail development property adjacent to the above property in Myrtle Beach. This property has no debt against it and is being slowly and cautiously built out as we sell lots to builders. The approved master plan includes 1,151 townhouse, single family home or condominium units, of which 257 have been sold.
- 76 acres of land on the coast of Maine's Islesboro Island with 13 beautiful residential lots, and 120 acres of land in Rockport, Maine on Penobscot Bay zoned and developed for 46 high-end residential lots.
- 15 acres of air rights above the train tracks emanating from Union Station in Washington, D.C.
- An operating, 71,000 square foot retail shopping center on Long Island.
- 708 acres of land in Panama City, Florida upon which resides the current Panama City, Florida airport. We have $56.5 million in escrow until the airport is moved and the land is delivered to us cleaned up. We have begun work on entitlements.

Some real estate investments on our balance sheet are called associated companies. These include:

- A partnership in the Brooklyn Renaissance Plaza in Brooklyn, New York, in which we own a minority interest in a 665 room Marriott hotel and a majority interest in an 800,000 square foot high-rise office building with a 1,100 space parking garage.
- 31.4% of HomeFed Corporation (NASD.OTC: HOFD), a company in the land development business in California. The undersigned own 17% of HomeFed and one of us is the Chairman.

Our approach to real estate is strictly tactical. We sleep well at night because we pay cash, expect high returns and can afford the required patience. In the darkness of the current recession, we have put nearly everything on ice and await the inevitable, if not predictable, return of the sun.

Garcadia

In June 2007, Leucadia entered into a joint venture with Garff Enterprises, Inc., a large Utah-based auto retailer, for the purpose of purchasing underperforming auto dealerships across the country. Leucadia provides the majority of the capital and investing discipline and Garff manages the operations. Where possible, Leucadia purchases 100% of the underlying real estate and leases it back to the operations. The partnership owns 15 dealerships in 3 geographic clusters: Des Moines, Iowa, Houston, Texas and Southern California. At December 31, 2009, our investment in Garcadia was $85.9 million, including $50.5 million of real estate on which we receive a 10% return in rent.

In the past two years, auto retailing hit a humongous pothole. Only 10.4 million new vehicles were sold nationwide in 2009, the lowest volume since 1982. While the industry and Garcadia saw a slight increase in the service and parts business last year, it did not offset the primary impact of lower volume and margin decline in new car sales.

Both General Motors and Chrysler filed for bankruptcy in 2009 and closed 1,100 and 789 dealerships, respectively. None of the Garcadia dealerships were closed, but market conditions resulted in the recognition of $32.3 million of impairment losses on goodwill and other intangible assets. Throughout the debacle in the auto industry, the partnership continued to generate positive cash flow. Garcadia sent us $11.1 million in 2009 and $10.3 million in 2008, including rent. Those numbers do not represent a stellar return on our investment, but are remarkable results in trying times, and a testament to the nimble management of our partners.

Outside of Manhattan, the U.S. is a one-story country: people need a form of transportation to get to and from work and play. Until someone comes up with a better idea, automobiles will be a part of us, and so will the auto dealership. We will be paying particular attention to Garcadia's performance and opportunities, as we believe it is an indicator of the true health of the economy –another canary in the mine.

Leucadia Energy - Gasification

We continue to progress with the development of four gasification projects, which if successful will convert coal or petroleum coke into substitute natural gas (SNG) or methanol and other ancillary gasses. The Lake Charles, Louisiana project received its air permit last year, a major milestone. We have applied for U.S. Department of Energy (DOE) grants that will assist us with working out a means to sequester the carbon dioxide (CO_2) produced by the plant. We are in active negotiations with multiple parties for the sale of the plant's output.

The Indiana and Mississippi projects were each selected by the DOE as potential recipients for federal loan guarantees totaling $3.6 billion. If the DOE completes a satisfactory review of the projects, it could lead to the issuance of conditional loan guarantee commitments sometime later this year. Each project is in ongoing discussions to sell its output of SNG under long-term contracts that would support the DOE loan guarantees.

A fourth project, located in the City of Chicago, was awarded a $10 million grant by the State of Illinois in 2009 to produce a cost study for an SNG project at a brown field site along the Calumet River on the south side of Chicago.

Each of these projects is extremely capital intensive and Leucadia will be seeking partners as certain milestone events occur. Aside from the well known risks associated with constructing big engineering projects, we still face the risk that long-term natural gas prices will remain too low to make the projects feasible.

Liquefied Natural Gas

In January 2007, Leucadia acquired from Calpine Corporation a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas (LNG) receiving terminal. The facility will be located on the Skipanon Peninsula in Warrenton, Clatsop County, Oregon. In 2008, we submitted our application to FERC (Federal Energy Regulatory Commission) and continue to wait for a response. We made little measurable progress in 2009, other than spending money.

We hope the FERC approval will be completed within the year. When ready to go, the project is expected to cost about $1.3 billion and take three years to construct. We will most likely look for a partner who is already in the business and more experienced at building the project and managing it thereafter.

Currently, there is not much demand for the importation of LNG into the U.S. That is a situation that many predict will change over this decade. We hope so.

The Future

Most of our assets are tied to a recovery in the world's economy. In 2009, we have seen the baby steps of recovery. We hope the baby does not flop back on its bottom. In the current recessionary environment, earnings from our operating businesses and investments do not cover our overhead and interest. We have cash, liquid investments and securities and other assets that should carry us through these difficult times. We are energetically cutting costs. We have talented managers and employees working hard every day.

Out of prudence we take a pessimistic view as to when this recession will end. To think otherwise would be a gamble that we are unwilling to make.

In these troubled times there are sure to be opportunities for investment and we will remain on the hunt. The acquisition by Berkadia is the first fruition of that hunt. We recognize a good deal when we see one and will strive to execute.

We intend to resist what we consider "financial bets."

Thirty-one years ago we bought control of Leucadia which was then known as Talcott National Corporation, and by now we are both getting long in the tooth. Our Board of Directors has been prodding us towards a succession plan. We have been working on one for several years.

Tom Mara, our executive vice president, is an excellent executive, a consummate deal closer and has fattened Leucadia Energy with our gasification efforts, albeit close to us in age. Joe Orlando is a first rate CFO and understands the business intimately. Justin Wheeler is in his 30's and an excellent executive and we have charged him to run Leucadia's Asset Management Group which looks after all of our assets. He is doing a splendid job. That leaves the undersigned free to look for deals.

We will continue to add more capable people to this list.

America has had fifteen plus mostly fat years. Hopefully we will have less than seven lean years. We believe we are doing the correct things to protect shareholders' capital and to begin cautiously expanding it. When this economic malaise will retreat, as the fog to the rising sun, we know not. Core and caution are the order of the times!!

We have a tremendous number of smart, hard working helpers who have been with us for a long time. We are eternally grateful.



Ian M. Cumming
Chairman



Joseph S. Steinberg
President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	**13-2615557**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2009 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $4,063,021,000.

On February 16, 2010, the registrant had outstanding 243,288,154 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2010 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, land based contract oil and gas drilling, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has significant investments in the common stock of two public companies that are accounted for at fair value, one of which is a full service investment bank and the other an independent auto finance company. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities and an operating copper mine in Spain. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. In identifying possible acquisitions, the Company tends to seek assets and companies that are out of favor or troubled and, as a result, are selling substantially below the values the Company believes to be present.

The worldwide recession, turmoil in public securities markets and lack of liquidity in the credit markets have put a strain on many businesses and caused great uncertainty about asset values in nearly all industry sectors. If these economic and market conditions continue for some time, the Company expects that some extraordinary investment opportunities will be available. However, it also expects that financing these investment opportunities may be difficult. The Company has available liquidity on its balance sheet and could dispose of existing businesses or investments if additional internal liquidity is needed to take advantage of investment opportunities. Although no assurance can be given that the Company will be successful in acquiring new businesses, making new investments or in raising sufficient capital for any such opportunities, the Company does intend to pursue those opportunities that it considers to be the most compelling.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $4,361,600,000 at December 31, 2009, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $17.93 at December 31, 2009. Shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In December 2009, Berkadia Commercial Mortgage LLC ("Berkadia"), a joint venture between Berkshire Hathaway Inc. ("Berkshire Hathaway") and the Company, acquired the North American commercial mortgage origination and servicing business of Capmark Financial Group Inc. ("Capmark"). The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital.

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Acquired in May 2005, Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's telecommunications operations are conducted through its 75% owned subsidiary, STi Prepaid, LLC ("STi Prepaid"), which acquired the assets of Telco Group, Inc. and its affiliates ("Telco") in March 2007. STi Prepaid is a provider of international prepaid phone cards and other telecommunications services in the U.S.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"), formerly known as Goober Drilling, LLC. In November 2009, the Company acquired the remaining equity interests in Keen that it did not previously own and Keen became a consolidated subsidiary.

The Company's property management and services operations are conducted through ResortQuest International, Inc. ("ResortQuest"). Acquired in June 2007, ResortQuest is engaged in offering property management and other services to vacation properties in beach and mountain resort locations in the continental U.S.

The Company's gaming entertainment operations are conducted through its controlling interest in Premier Entertainment Biloxi, LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development.

The Company's medical product development operation is conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary in 2005. Sangart is developing a product called MP4OX, formerly known as Hemospan®, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The Company's winery operations consist of Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon, Chamisal Vineyards in the Edna Valley of California and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

The Company owns approximately 25% of the outstanding common shares of AmeriCredit Corp. ("ACF"), a company listed on the New York Stock Exchange, Inc. ("NYSE") (Symbol: ACF). ACF is an independent auto finance company that is in the business of purchasing and servicing automobile sales finance contracts, historically for consumers who are typically unable to obtain financing from other sources. The Company accounts for its investment in ACF at fair value, which was $639,800,000 at December 31, 2009 market prices; unrealized gains or losses are reflected in the Company's consolidated statements of operations.

The Company owns approximately 29% of the outstanding common shares of Jefferies Group, Inc. ("Jefferies"), a company listed on the NYSE (Symbol: JEF). Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors. The Company accounts for its investment in Jefferies at fair value, which was $1,152,900,000 at December 31, 2009 market prices; unrealized gains or losses are reflected in the Company's consolidated statements of operations.

In 2007, the Company and Jefferies expanded and restructured the Company's equity investment in Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and formed Jefferies High Yield Holdings, LLC ("JHYH"). Through its wholly-owned subsidiary, JHYH makes markets in high yield and special situation securities and provides research coverage on these types of securities.

The Company owns 30% of Cobre Las Cruces, S.A. ("CLC"), a former subsidiary of the Company that owns the Las Cruces copper mine in the Pyrite Belt of Spain. During 2005, the Company sold a 70% interest in CLC to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company, in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 9.98% of Inmet's current outstanding common shares. CLC is currently producing copper cathode and expects to reach commercial production (approximately 60% of design capacity) in May 2010. The market value of the Inmet common shares was $339,100,000 at December 31, 2009.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG); after considering the sale of 30,000,000 common shares for net cash proceeds of $121,500,000 during the first quarter of 2010, the Company currently owns 247,986,000 common shares of Fortescue (approximately 8% of the outstanding shares). The Company also owns a $100,000,000 note of FMG that matures in August 2019; interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from two specified project areas. The market value of the Fortescue common shares was $1,108,000,000 at December 31, 2009, including the shares sold in 2010.

The Company and certain of its subsidiaries have substantial federal net operating loss carryforwards ("NOLs") of approximately $5,985,000,000 at December 31, 2009. The Company has recorded a valuation allowance to fully reserve for substantially all of its net deferred tax asset, which includes the NOLs.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. Material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005, on which the Company's common shares are listed. The Company has submitted to the NYSE a certificate of the Chief Executive Officer of the Company, dated May 11, 2009, certifying that he is not aware of any violations by the Company of NYSE corporate governance listing standards.

The Company's website address is www.leucadia.com. The Company makes available, without charge through its website, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the SEC.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Financial Information about Segments

The Company's reportable segments consist of the consolidated operating units identified above, which offer different products and services and are managed separately. While in bankruptcy, Premier was deconsolidated and classified as an investment in an associated company from September 2006 until August 2007. Premier was once again consolidated upon its emergence from bankruptcy and has been reported as an operating segment since that date. Prior to its consolidation in November 2009, the Company's investment in Keen was classified as an investment in an associated company. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, JHYH, Berkadia and CLC. In the past the Company has made non-controlling investments in investment partnerships that are engaged in investing and/or securities transactions activities which were accounted for under the equity method of accounting; however, the only remaining material investment of this kind is the Company's interest in Pershing Square IV, L.P. ("Pershing Square"). Associated companies also include the Company's investments in ACF and Jefferies, which are accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has manufacturing facilities located in Belgium and Mexico, and STi Prepaid has a customer care unit located in the Dominican Republic. These are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include 39% of Light and Power Holdings Ltd., the parent company of the principal electric utility in Barbados, a small Caribbean-based telecommunications provider, the 30% ownership in CLC and the investments in Fortescue and Inmet. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen, June 2007 for ResortQuest and March 2007 for STi Prepaid. As discussed above, Premier was deconsolidated in September 2006; Premier once again became a consolidated subsidiary in August 2007. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2009	2008	2007
		(In millions)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 142.7**	$ 235.3	$ 292.2
Conwed Plastics	**82.1**	106.0	105.4
Telecommunications	**426.1**	452.4	363.2
Oil and Gas Drilling Services	**60.5**	–	–
Property Management and Services	**117.2**	142.0	81.5
Gaming Entertainment	**103.6**	119.1	38.5
Domestic Real Estate	**30.6**	15.1	13.4
Medical Product Development	**5.1**	.7	2.1
Other Operations (b)	**53.3**	53.4	53.6
Corporate (c)	**97.8**	(43.3)	205.0
Total consolidated revenues and other income	**$1,119.0**	$1,080.7	$1,154.9

(table continued on next page)

	2009	2008	2007
		(In millions)	
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ (12.7)**	$ .8	$ 9.1
Conwed Plastics	**11.6**	14.0	17.4
Telecommunications	**.4**	11.9	18.4
Oil and Gas Drilling Services	**46.7**	–	–
Property Management and Services	**.8**	(1.9)	(6.5)
Gaming Entertainment	**2.4**	1.0	(9.3)
Domestic Real Estate	**(71.3)**	(14.7)	(8.3)
Medical Product Development	**(23.8)**	(36.6)	(36.5)
Other Operations (b)	**(36.4)**	(40.4)	(17.6)
Income (loss) related to Associated Companies	**805.8**	(536.8)	(31.2)
Corporate (c)	**(168.7)**	(302.1)	(27.9)
Total consolidated income (loss) from continuing operations before income taxes	**$ 554.8**	$ (904.8)	$ (92.4)
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 94.2**	$ 118.3	$ 129.5
Conwed Plastics	**67.9**	78.5	88.8
Telecommunications	**92.0**	107.7	81.9
Oil and Gas Drilling Services	**257.1**	–	–
Property Management and Services	**49.8**	55.2	62.8
Gaming Entertainment	**267.0**	281.6	300.6
Domestic Real Estate	**311.6**	409.7	306.3
Medical Product Development	**26.7**	21.2	36.5
Other Operations	**517.9**	290.1	255.5
Investments in Associated Companies	**2,764.9**	2,006.6	1,362.9
Corporate (d)	**2,313.3**	1,829.6	5,501.8
Total consolidated assets	**$6,762.4**	$5,198.5	$8,126.6

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) Other operations include pre-tax losses of $25,300,000, $33,300,000 and $12,300,000 for the years ended December 31, 2009, 2008 and 2007, respectively, for investigation and evaluation of various energy related projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $8,500,000 in 2007 related to the termination of a joint development agreement with another party.

(c) Net securities gains (losses) for Corporate aggregated $(21,100,000), $(144,500,000) and $92,700,000 during 2009, 2008 and 2007, respectively. Corporate net securities gains (losses) are net of impairment charges of $31,400,000, $143,400,000 and $36,800,000 during 2009, 2008 and 2007, respectively. In 2007, security gains include a gain of $37,800,000 from the sale of Eastman Chemical Company.

(d) During the year ended December 31, 2008, the Company increased its deferred tax valuation allowance by $1,672,100,000 to reserve for substantially all of the net deferred tax asset.

(e) For the years ended December 31, 2009, 2008 and 2007, income (loss) from continuing operations reflects depreciation and amortization expenses of $81,000,000, $70,500,000 and $51,200,000, respectively; such amounts are primarily comprised of Corporate ($18,400,000, $13,600,000 and $9,700,000, respectively), manufacturing ($17,100,000, $17,300,000 and $18,000,000, respectively, including amounts classified as cost of sales), gaming entertainment ($16,500,000, $17,000,000 and $6,300,000, respectively), domestic real estate ($8,400,000, $7,600,000 and $3,800,000, respectively), property management and services

($3,600,000, $4,600,000 and $3,100,000, respectively), telecommunications ($4,100,000, $1,400,000 and $500,000, respectively), other operations ($8,900,000, $8,300,000 and $9,000,000, respectively, including amounts classified as cost of sales), and oil and gas drilling services ($3,100,000 in 2009). Depreciation and amortization expenses for the other segment are not material.

(f) For the years ended December 31, 2009, 2008 and 2007, income (loss) from continuing operations reflects interest expense of $128,800,000, $145,500,000 and $111,500,000, respectively; such amounts are primarily comprised of Corporate ($125,700,000, $140,000,000 and $110,800,000, respectively), domestic real estate ($2,300,000 and $4,400,000 in 2009 and 2008, respectively) and gaming entertainment ($500,000, $900,000 and $500,000, respectively). Interest expense for other segments is not material.

At December 31, 2009, the Company and its consolidated subsidiaries had 3,340 full-time employees.

MANUFACTURING

Idaho Timber

Business Description

Idaho Timber, which was acquired in May 2005, is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber has over 30 years of operating experience in its industry. The net book value of the Company's investment in Idaho Timber was $88,100,000 at December 31, 2009.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Idaho and New Mexico. Each plant distributes its product primarily by truck to lumber yards and contractors within a 300 mile shipping radius from the plant site.

Home center board products are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills in the western U.S., South America and New Zealand (primarily pine but other wood species are also used), performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Production takes place in an owned plant in Idaho. Idaho Timber also operates a sawmill in Arkansas to produce its 5/4" radius-edge, pine decking products. Idaho Timber performs traditional sawmill processes (cutting, drying and planing) to manufacture these products.

Idaho Timber owns and operates seven plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These nine facilities in the aggregate have approximately 746,000 square feet of manufacturing and office space, covering approximately 154 acres. One plant is principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products. All plant locations can produce and distribute specialty wood products. Idaho Timber has the capacity to ship approximately 62 million board feet per month on a one shift basis; during 2009 actual shipments averaged approximately 31 million board feet per month.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. Its success in attracting and retaining customers depends in large part on its ability to provide quicker delivery of specified customer products than its competitors. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. Sales of home center board product were heavily dependent on national home center chains which accounted for approximately 87% of product revenues and 21% of Idaho Timber's total revenue for the year ended December 31, 2009.

The customer base for the dimension lumber business is much less concentrated; no customer accounts for more than 10% of revenue. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being Florida, 16%; North Carolina, 14%; and Texas, 11%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is currently oversupplied and very competitive. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. The home center board business has many competitors, and suppliers to large home centers are always under pressure to reduce prices.

Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products, and in the past the availability and pricing of certain raw materials has been adversely affected by export charges (tariffs) imposed on Canadian exports, the largest source of these supplies. A decades old trade dispute between the U.S. and Canada resurfaced with the expiration of the Softwood Lumber Agreement in 2001. In October 2006, the trade dispute was resolved and a new Softwood Lumber Agreement between Canada and the U.S. became effective. The agreement has a seven year term and may be extended for an additional two years. Currently, restrictions on Canadian exports are not significantly adversely affecting Idaho Timber's operations; however, if tariffs continue beyond the current term of the Softwood Lumber Agreement or further import limitations are imposed in the future, it is possible that raw material costs could increase or supplies could be constrained. During 2009, the export charge was at the maximum level for the entire year. Idaho Timber is examining alternative sources of supply to increase its raw material purchasing flexibility.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated.

Since Idaho Timber's sawmills do not treat its wood with chemicals, and since timber deeds purchased from private land owners do not impose a re-planting obligation, Idaho Timber does not have any unusual environmental compliance issues.

Plastics Manufacturing

Business Description

Through Conwed Plastics, which was acquired in March 1985, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. Conwed Plastics believes it is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control and packaging. Agricultural, erosion control and building and construction markets tend to be seasonal, with peak periods in the second and third quarters of the calendar year. Packaging is seasonal with the second quarter being the slowest period in this market. Carpet padding, filtration and consumer product markets are not usually subject to seasonal fluctuations resulting in sales that tend to be evenly spread throughout the year. The net book value of the Company's investment in Conwed Plastics was $59,200,000 at December 31, 2009.

Certain products of Conwed Plastics are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on its operations.

Sales and Marketing

Products are marketed both domestically and internationally, with approximately 22% of 2009 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the U.S. and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to grow its revenues. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. Conwed Plastics has completed eight acquisitions since 2004 and continues to look for additional acquisition opportunities. These acquisitions have provided synergies with existing customers, manufacturing capacity, an expanded customer base and/or product lines.

Approximately half of Conwed Plastics' revenues are generated on a make to order basis. The remainder of Conwed Plastics' sales requires a more substantial investment in inventory that is stored at various locations to service customers with short lead time requirements. In the aggregate, inventory is turned over between 6 and 8 times per year. The top 10 customers with multiple locations typically represent approximately 30% - 37% of total sales. The largest single customer typically represents 5% - 8% of total sales; for the year ended December 31, 2009, the largest single customer represented approximately 6% of total sales. Order backlog generally ranges from 6% - 12% of annual sales throughout the year.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Conwed Plastics has 3 to 5 competitors in most of its market segments but the size and type of its competition varies by market segment. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 42% from 2002. Conwed Plastics has been able to raise prices to its customers during this period to offset some of the increase in raw material costs. The volatility of oil and natural gas prices along with current general economic conditions worldwide make it difficult to predict future raw material costs. Historically, declining oil and natural gas prices combined with reduced demand have usually resulted in reduced raw material costs.

TELECOMMUNICATIONS

Business Description

STi Prepaid purchased 75% of the assets of Telco in March 2007; the remaining Telco assets were contributed to STi Prepaid by the former owner in exchange for a 25% interest in STi Prepaid. At December 31, 2009, STi Prepaid's consolidated liabilities exceeded its consolidated assets; as a result, the Company has a negative net investment in STi Prepaid of $21,100,000.

STi Prepaid, headquartered in New York, New York, is a facilities-based provider of long-distance wireline and wireless telecommunications services. STi Prepaid's principal product line is prepaid international long distance calling cards; STi Prepaid also generates revenues by providing carrier wholesale services and selling prepaid wireless products and related services.

For the year ended December 31, 2009, prepaid calling card sales accounted for approximately 87% of STi Prepaid's revenues. Consumers located in the U.S. who make international phone calls often use calling cards because they provide lower rates than those offered by traditional long distance providers. Through its portfolio of calling cards, STi Prepaid provides international service to over 200 destinations. STi Prepaid currently offers over 500 different calling cards in various denominations that are sold through a wide variety of retail stores and on the Internet, targeted to appeal to a wide variety of consumers. STi Prepaid's calling cards are primarily marketed to ethnic communities in urban areas.

To activate a card and initiate a call, a card customer will dial either a local access or toll-free telephone number that accesses STi Prepaid's interactive voice response unit on its network. Once a card is activated, calls are routed to one of STi Prepaid's termination vendors, then ultimately to the consumer's dialed party. STi Prepaid's switching network currently handles almost 60 million outbound calls and over 600 million minutes per month. STi Prepaid operates a customer care center in the Dominican Republic with over 100 operators to support its prepaid business.

Carrier wholesale, which is a business-to-business service, accounted for approximately 12% of STi Prepaid's revenues in 2009. STi Prepaid enters into wholesale service agreements with other telecommunication service providers pursuant to which STi Prepaid becomes the terminating vendor for international calls. Services provided to other carriers are highly automated and do not require much support labor since calls simply pass through STi Prepaid's switches and utilize excess capacity.

STi Prepaid operates its prepaid mobile business as a Mobile Virtual Network Operator ("MVNO"). MVNOs are entities that do not own their own wireless network; rather they enter into agreements to resell minutes from an established facilities based wireless carrier such as Sprint or Verizon Wireless. However, unlike wireless resellers that simply earn commissions for selling the products of large facilities based wireless companies, MVNO operators have their own brand name and directly maintain customer relationships including activities related to rate plans, billing, and general customer service. STi Prepaid's brand name for this product is STi Mobile.

Sales and Marketing

STi Prepaid primarily distributes its prepaid calling cards primarily through distributors who resell the cards to retailers throughout the U.S. A significant portion of the calling cards are marketed to ethnic communities that shop at small retailers or smaller chains that do not receive attention from large telecommunication providers. STi Prepaid's relationships with its distributors are critical to serving these market segments and maintaining and growing prepaid calling card market share. In 2008, STi Prepaid completed the acquisition of Sprint's prepaid card division, providing it with a distribution channel into retail stores nationwide. STi Prepaid also sells prepaid calling cards through its websites, www.stiprepaid.com and www.stiphonecard.com.

The carrier wholesale business sales group focuses on establishing relationships with leading telecommunication carriers. STi Prepaid markets its STi Mobile wireless products and services through national, regional and local retail outlets in the U.S., internet resellers and the division's website, www.stimobile.com. STi Mobile provides prepaid wireless services to consumers who may not have the credit rating required to qualify for a post-paid plan, prefer to pay as they go in order to control expenses or do not use sufficient minutes to justify the cost of a post-paid plan.

Competition

Prepaid calling cards are marketed by a wide range of telecommunication providers from large national inter-exchange carriers to small local and regional resellers. STi Prepaid's calling card products compete in markets where consumers' decisions are primarily based on price and service quality. The emergence and growth of wholesale carriers using voice over internet protocol, privatization and deregulation has contributed to a decline in international call pricing which is likely to continue. STi Prepaid will need to rely on its network operation expertise and quality of service to compete in the markets it serves.

Government Regulation

STi Prepaid is subject to significant federal, state and local laws, regulations and orders that affect the rates, terms and conditions of certain of its service offerings, its costs and other aspects of its operations. Regulation of the telecommunications industry varies from state to state and it changes regularly in response to technological developments, competition, government policies and judicial proceedings. The Company cannot predict the impact, nor give any assurances about the materiality of any potential impact, that any adverse changes may have on STi Prepaid's business or results of operations, nor can it be sure that regulatory authorities will not take action against STi Prepaid regarding its compliance with applicable laws and regulations.

The Federal Communications Commission ("FCC") has jurisdiction over STi Prepaid's facilities and services to the extent those facilities are used in the provision of interstate telecommunications services (services that originate and terminate in different states). State regulatory commissions generally have jurisdiction over facilities and services to the extent the facilities are used in intrastate telecommunications services.

The Communications Act of 1934. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC authority to regulate interstate and foreign communications by wire or radio. The Telecommunications Act of 1996 (the "1996 Act") establishes a framework for fostering competition in the provision of local and long distance telecommunications services. STi Prepaid is regulated by the FCC as a non-dominant interstate and international telecommunication provider and is therefore subject to less comprehensive regulation than dominant carriers under the Communications Act. The FCC reviews its rules and regulations from time to time, and STi Prepaid may be subject to those new or changed rules.

STi Prepaid has registered with the FCC as a provider of domestic interstate long distance services. STi Prepaid believes that it is in material compliance with applicable federal laws and regulations, but cannot be sure that the FCC or third parties will not raise issues regarding its compliance with applicable laws or regulations.

Universal Service. Pursuant to the 1996 Act, in 1997 the FCC established a significantly expanded universal service regime to subsidize the cost of telecommunications services to high-cost areas, to low income customers, and to qualifying schools, libraries and rural health care providers. Providers of interstate and international telecommunications services, and certain other entities, must pay for these programs by contributing to a Universal Service Fund (the "Fund"). The rules concerning which services are considered when determining how much an entity is obligated to contribute to the Fund are complex; however, many of the services sold by STi Prepaid are included in the calculation. Current rules require contributors to make quarterly and annual filings reporting their revenues, and the Universal Service Administrative Company issues monthly bills for the required contribution amounts, based on a quarterly contribution factor approved by the FCC. STi Prepaid also contributes to other funds mandated by the FCC including Interstate Telecommunication Service Provider Regulatory Fees, Telecommunication Relay Service and Local Number Portability. STi Prepaid and other contributors to the Fund may recover their contribution costs through their end-user rates or a billing line item.

Customer Propriety Network Information ("CPNI"). CPNI is defined as information that relates to the quantity, technical configuration, type, destination, location, and amount of use of a telecommunications service subscribed to by any customer of a telecommunications carrier, and that is made available to the carrier by the customer solely by virtue of the carrier-customer relationship. Section 222 of the 1996 Act requires telecommunications carriers to take specific steps to ensure that CPNI is adequately protected from unauthorized disclosure. In 2007, the FCC issued its Report and Order and Further Notice of Proposed Rulemaking strengthening these privacy rules by adopting additional safeguards to protect customers' CPNI. STi Prepaid believes that it has developed policies that meet the FCC's requirements to protect CPNI.

State Regulation of Telecommunications Services. STi Prepaid is certified to provide telecommunication services in 50 states. State public utility commissions ("PUCs") are permitted to regulate STi Prepaid's telecommunication services to the extent that such services originate and terminate within the same state. The PUCs may also impose tariff and filing requirements, consumer protection measures and obligations to contribute to state universal service and other funds.

For a description of certain litigation involving STi Prepaid, see Item 3, Legal Proceedings in this Report.

OIL AND GAS DRILLING SERVICES

Acquisition

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. In November 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's $105,000,000 preferred equity distribution in the event Keen was liquidated. At December 31, 2009, the Company owns all of Keen's equity interests and the net book value of its investment in Keen's debt and equity securities aggregated $231,500,000.

When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under generally accepted accounting principles ("GAAP"), upon consolidation the Company is required to record Keen's assets and liabilities at fair value, and is required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,300,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its carrying value ($85,900,000); accordingly the Company included a charge of $36,500,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

Business Description

Keen is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. Keen currently operates drilling rigs in Oklahoma, Texas and Arkansas. Keen, which has been in business since 1991, typically generates revenues through drilling contracts based on daily rates (daywork contracts), footage (charged by depth of the well) or based on a turnkey contract (fixed price to drill a well). Keen supplies the drilling rig, all ancillary equipment and drilling personnel. The majority of wells drilled by Keen are natural gas wells in unconventional basins that are characterized by complex geological formations often requiring higher horsepower, premium rigs and/or experienced crews to reach targeted depths. In 2009, the majority of drilling services were performed pursuant to daywork contracts.

Each of Keen's drilling rigs consists of engines, drawworks, a mast, pumps, blowout preventers, a drill string and ancillary equipment. Keen's drilling rigs can operate 24 hours a day, seven days a week and are generally staffed with crews of four to six persons. Once Keen has drilled a well for a customer, the drilling rig will be moved off of the well and another service provider will use a service rig (a smaller rig) that is built for completions, which brings the well into production. Keen does not provide completion services. The intended well depth and the geological formation of the drilling site are the principal factors that determine the size and type of rig most suitable for a particular drilling job. All of Keen's rigs are capable of drilling horizontal and directional wells.

At December 31, 2009, Keen has 38 drilling rigs in its fleet that have rated maximum depth capabilities ranging from 6,500 feet to 22,000 feet. Keen's employees perform periodic maintenance and routine repair work on the drilling rigs; the bulk of major repair and overhaul work is done by various oilfield service companies. Keen also owns and operates a fleet of trucks, trailers and other construction equipment used to transport its rigs and to construct or take down its rigs at drilling locations. By owning its own equipment, Keen believes it is able to better manage the cost of moving its rigs, reduce the downtime between moves and minimize the general wear and tear on drilling rigs. Keen's customers are not required to use Keen's equipment or trucks to move Keen's drilling rigs.

Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and levels of natural gas in storage. The natural gas exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase, which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. During 2009, Keen experienced a period of low natural gas prices and rising levels of natural gas storage, which adversely impacted Keen's revenues and profitability. Seasonality does not significantly impact Keen's business or operations.

Additionally, the drilling activity of oil and natural gas exploration and production companies is strongly affected by their ability to access the capital markets. Beginning the second half of 2008 there was a substantial reduction of liquidity in the capital markets due to the deteriorating global economic environment. Many of Keen's customers reduced their spending plans for exploration, production and development activities resulting in decreased demand for Keen's rigs. Decreases in drilling activity and spending for any sustained period of time causes a reduction in Keen's daily rates, utilization rates and profitability.

Sales and Marketing

Keen markets its drilling rigs to a number of independent oil and gas companies. Most of Keen's contracts are with established customers on a competitive bid or negotiated basis and may cover one well, a multi-well project or are entered into for a specified period of time. At December 31, 2009, Keen has 4 drilling rigs under contract for a remaining term of 1 to 3 years, 2 rigs are operating under term contracts that will expire within the next 12 months, 7 are under well-to-well contracts with specific customers, and 25 are not currently under contract.

Keen's business is fairly concentrated with its top five customers accounting for over 75% of 2009 drilling revenues. One customer accounted for over 30% of 2009 drilling revenues and 3 other customers each exceeded 10% of 2009 drilling revenues. Since Keen only became a consolidated subsidiary of the Company in November 2009, its revenues for 2009 are only reflected in the consolidated financial statements from the date of acquisition.

Competition

Customers award contracts to contract drillers based on factors such as price, rig availability, quality of service, proximity to the well site, experience with the specific geological formation, condition and type of equipment, reputation, safety of operations and customer relationships. Contracts for drilling services may be awarded based solely on price. There is currently an oversupply of drilling rigs in the market, and at such times price is the primary determinant by which customers award contracts. Although contract drilling companies generally compete on a regional basis, drilling rigs can be moved from one market to another in response to market conditions which can have the effect of increasing competition.

PROPERTY MANAGEMENT AND SERVICES

Business Description

ResortQuest, which was acquired in June 2007, is headquartered in Fort Walton Beach, Florida and provides vacation rental management services to vacation properties in beach and mountain resort locations, homeowner association management to resort communities and real estate brokerage services for the residential property market in resort locations. The net book value of the Company's investment in the property management and services segment was $23,500,000 at December 31, 2009.

Vacation rental management service for homeowners is ResortQuest's largest service offering representing 96% of ResortQuest's 2009 revenue. ResortQuest contracts with each property owner to market and manage the rental of their vacation property, generally for a percentage of the rent and/or fees collected. Services provided include marketing to potential guests, performing routine maintenance, providing housekeeping services and providing guests access to additional activities such as golf, watersports, tennis or skiing. ResortQuest provides services in Northwest Florida, Delaware, South Carolina, Colorado, Idaho and Utah. ResortQuest's rental management services are somewhat geographically concentrated in the Northwest Florida market, which accounts for 44% of its rental management services revenue.

ResortQuest's business is seasonal with beach areas reaching their peak in the summer months and ski areas reaching their peak in the winter months. Since ResortQuest's properties are in markets that guests must travel to get to, high fuel prices, airline flight availability, less disposable income and poor weather conditions can have an unfavorable impact on its business.

ResortQuest provides real estate brokerage services in the Northwest Florida and Delaware beach markets. ResortQuest provides real estate brokerage services to resort developers on new construction projects, and also represents other sellers and buyers in the resort and residential resale market. ResortQuest's revenues from these activities tend to be cyclical, and experience the same volatility that residential real estate and new construction markets experience. Since acquisition, the residential real estate markets in Northwest Florida and Delaware, like elsewhere in the U.S., have suffered from oversupply and declining prices that have adversely affected ResortQuest's business.

ResortQuest is in the services business with minimal working capital needs, minimal investment in property, plant and equipment and relatively little expenditures required for technology. The vast majority of ResortQuest's expenses relates to employees' compensation and benefits, or to service providers when ResortQuest chooses to outsource to a vendor.

Sales and Marketing

ResortQuest serves five types of customers: owners of individual vacation rental homes, guests staying in those homes, owners selling their homes, clients buying homes and homeowner association boards. ResortQuest markets homeowner properties via the internet, direct mail and publications. Marketing includes promoting ResortQuest as a provider of quality management services and promoting the homeowners' properties as attractive places to vacation. Marketing to rental property guests and potential home buyers occurs at local, regional and national levels depending on the location. Community presence and reputation are also an important part of ResortQuest's marketing programs.

Competition

ResortQuest's competition is fragmented and varies by service and location. Vacation rental management competitors include other homeowner vacation rental management companies similar to ResortQuest, developers that manage their own resort properties and homeowners that market their property directly to the consumer. When residential real estate market conditions change, the composition of ResortQuest's competition can also change. In some locations developers have opted out of the vacation rental business, providing greater opportunities for ResortQuest. In other locations, market conditions have encouraged new competitors to enter the market, including the direct homeowner rental management business, which allows homeowners to market their own homes on websites. These types of websites provide a low cost of entry to market rental properties and relative ease in handling a potential guest. Real estate brokerage service competitors are national, regional and local real estate brokerage companies and developers that market their own projects.

GAMING ENTERTAINMENT

Acquisition

Acquired during 2006, the Company owns approximately 61% of Premier's common units and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012 during 2006, and during 2007 provided Premier with a $180,000,000 senior secured credit facility to partially fund Premier's bankruptcy plan of reorganization (discussed below). At December 31, 2009, the net book value of the Company's aggregate investment in Premier was $236,700,000. At acquisition, the Company consolidated Premier as a result of its controlling voting interest; during the pendency of bankruptcy proceedings Premier was deconsolidated and accounted for under the equity method of accounting.

Plan of Reorganization

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which opened to the public on June 30, 2007. The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005; however, two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast and severely damaged the hotel and related structures and completely destroyed the casino. On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code. Premier filed its petitions in order to seek the court's assistance in gaining access to Hurricane Katrina-related insurance proceeds (an aggregate of $161,200,000) which had been denied to Premier by its pre-petition secured bondholders.

Premier filed an amended disclosure statement and plan of reorganization on February 22, 2007, which provided for the payment in full of all of Premier's creditors, including payment of principal and accrued interest due to the holders of Premier's 10¾% senior secured notes at par (the "Premier Notes"). On July 30, 2007, the court entered an order confirming the plan, subject to a modification which Premier filed on August 1, 2007; Premier emerged from bankruptcy and once again became a consolidated subsidiary of the Company on August 10, 2007. The plan was funded in part with the $180,000,000 senior secured credit facility provided by a subsidiary of the Company. The credit facility matures on February 1, 2012, bears interest at 10¾%, is prepayable at any time without penalty, and contains other covenants, terms and conditions similar to those contained in the indenture governing the Premier Notes.

The former holders of the Premier Notes argued that they were entitled to liquidated damages under the indenture governing the Premier Notes, and as such are entitled to more than the principal amount of the notes plus accrued interest that was paid to them at emergence. Although the Company does not agree with the position taken by the Premier noteholders, in order to have the plan confirmed so that Premier could complete reconstruction of its property and open its business without further delay, the Company agreed to fund an escrow account to cover the

Premier noteholders' claim for additional damages in the amount of $13,700,000, and a second escrow account for the trustee's reasonable legal fees and expenses in the amount of $1,000,000. The trial before the bankruptcy court to determine entitlement to the escrowed funds has been scheduled to commence on March 16, 2010. The Company believes it is probable that the court will approve payment of legal fees and expenses and has fully reserved for that contingency. The Company believes it is reasonably possible that the bankruptcy court will find in favor of the Premier noteholders with respect to the additional damages escrow; however, any potential loss can not be reasonably estimated. Accordingly, the Company has not accrued a loss for the additional damages contingency.

Business Description

The Hard Rock Hotel & Casino is located on an 8.5 acre site on the Mississippi Gulf Coast and has approximately 1,215 slot machines, 52 table games, six live poker tables, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, a 5,200 square foot pool area, 3,000 square feet of retail space, an eleven-story hotel with 318 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of 1,500 persons.

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the U.S. The Mississippi Gulf Coast region is located along the Interstate 10 corridor and is within a ninety minute drive from the New Orleans metropolitan area, Mobile, Alabama and the Florida panhandle. Premier's primary means of marketing utilizes its database of customers for direct mail campaigns and promotional giveaways designed to reward customers and generate loyalty and repeat visits. In addition, Premier benefits from the "Hard Rock" brand name which appeals to a broad range of customers and from its superior location, which is within walking distance of the Beau Rivage, an MGM Mirage property and the largest hotel and casino in the Mississippi Gulf Coast market.

Premier's current insurance policy provides up to $235,000,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of insurers based out of the U.S., Bermuda, and London and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

Competition

Premier faces significant competition primarily from nine other gaming operations in the Mississippi Gulf Coast gaming market and secondarily from gaming operations in Baton Rouge and New Orleans, Louisiana as well as from a Native American casino in Atmore, Alabama. Other competition comes from gaming operations in Lake Charles, Bossier City and Shreveport, Louisiana; Tunica and Philadelphia, Mississippi; Montgomery, Alabama; Tampa and Hollywood, Florida and other states. Such competition may increase if gaming operations grow in these markets or if legalized gaming expands to nearby states. Many of Premier's competitors are larger and have greater marketing and financial resources.

Government Regulation

The gaming industry in Mississippi is highly regulated. Premier, its ownership and management are subject to findings of suitability reviews by the Mississippi Gaming Commission. In addition, the laws, rules and regulations of state and local governments in Mississippi require Premier to hold various licenses, registrations and permits and to obtain various approvals for a variety of matters. In order to continue operating, Premier must remain in compliance with all laws, rules and regulations and pay gaming taxes on its gross gaming revenues. Failure to maintain such approvals or obtain renewals when due, or failure to comply with new laws or regulations or changes to existing laws and regulations would have an adverse effect on Premier's business. Premier believes it is in compliance with all governmental rules and regulations.

DOMESTIC REAL ESTATE

At December 31, 2009, the Company's aggregate net investment in all domestic real estate projects was $202,200,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development. Certain of the Company's real estate investments and their respective book values as of December 31, 2009 include: approximately 60 acres of land used by the automobile dealership joint venture, Garcadia, which is described below ($50,500,000); approximately 76 acres of land located on the island of Islesboro, Maine (approved for 13 residential waterfront lots) and 46 fully developed residential lots on approximately 120 acres of land located in Rockport, Maine on Penobscot Bay, ($43,400,000 in the aggregate); a 15 acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($11,300,000); and an operating shopping center on Long Island, New York that has 71,000 square feet of retail space ($12,700,000). None of these projects are secured by any indebtedness.

One of the Company's real estate subsidiaries (MB1) is the owner and developer of a 12 acre mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2009, that is collateralized by the real estate. If MB1 is unable to make debt service or principal payments on the loan the Company is under no obligation to make those payments.

Current economic conditions have adversely impacted the majority of the retail tenants at the retail center. Over 20 retail tenants have requested reductions in rent payments, some of which have been granted; certain other tenants are not paying the full amount of rent due while their leases are being renegotiated. During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to conclude that the carrying amount of MB1's real estate asset was not recoverable; accordingly, the Company recorded an impairment charge of $67,800,000 (classified as selling, general and other expenses), which reduced the carrying amount of MB1's real estate to its fair value. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company is under no obligation and has no intention to provide the funds to pay off the loan. MB1 received an additional default notice for failure to repay the bank loan but its lenders have not commenced foreclosure proceedings. If MB1's bank lenders foreclose in the future, the Company would record a gain equal to the excess of the loan balance over the then book value of the real estate. At December 31, 2009, the carrying value of MB1's real estate was $69,400,000.

The Company also owns 46 acres of land adjacent to the Myrtle Beach project which is planned for 1,151 residential units, including a mixture of single family homes, townhouses and condominium units, and a 15 acre parcel that is planned for 181,000 square feet of retail space (aggregate book value of $14,700,000). The land and the residential units are not collateral for MB1's indebtedness.

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate projects in various stages of development. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company is not actively soliciting bids for developed and undeveloped lots in Maine, and has deferred its development plans for certain other projects as well. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which currently houses the Panama City-Bay County International Airport. The Company has placed $56,500,000 into escrow; the transaction will close and title to the land will pass only after the city completes construction of a new airport and moves the airport operations to its new location. Prior to closing, all interest earned on the escrow account is for the benefit of the Company and may be withdrawn at any time. Construction on the new airport has begun; the Company has the right to terminate the agreement and receive a full refund of the escrowed funds if the closing hasn't occurred by April 2012. If the transaction closes, the Company intends to develop the property into a mixed use community with residential, retail, commercial, educational and office sites.

The Company owns approximately 31.4% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 7.8% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. Its current development projects consist of two master-planned communities located in San Diego County, California: San Elijo Hills and a portion of the larger Otay Ranch planning area. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2009, its investment had a carrying value of $45,000,000, which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business

At December 31, 2009, the Company owned approximately 92% of Sangart, a biopharmaceutical company principally engaged in developing medicines designed to enhance the oxygenation of oxygen deprived tissues through targeted oxygen delivery. From 2003 through December 31, 2009, the Company invested an aggregate of $146,200,000 in Sangart, principally to help fund Sangart's ongoing product development activities (as a development stage company, Sangart does not have any revenues from product sales). Since inception, the Company has recorded Sangart losses of $128,000,000, resulting from product development expenses and Sangart's overhead costs. Sangart became a consolidated subsidiary in 2005; the net book value of the Company's investment in Sangart was $17,600,000 at December 31, 2009.

In 2002, Sangart commenced human clinical trials of MP4OX, a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to ischemic (oxygen deprived) tissues. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment and how it can be used in conjunction with normal red blood cells to enhance oxygen delivery to organ tissue. MP4 products are made from purified human hemoglobin that is extracted from fully screened and tested outdated human blood obtained from accredited blood centers, which is then bound to polyethylene glycol molecules using Sangart's proprietary processes. Sangart's manufacturing process is able to generate approximately four units of MP4OX using a single unit of blood. Sangart owns or exclusively licenses sixteen U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use. Patents applicable to the MP4 technology do not begin to expire until 2017.

Sangart has previously completed six Phase I and Phase II human clinical studies designed to assess product safety and gather preliminary indications of the product's effectiveness. In 2007 and 2008, Sangart conducted two Phase III clinical trials that involved a total of 850 hip replacement surgery patients in Europe. These studies demonstrated MP4OX's effectiveness in preventing and treating low blood pressure during orthopedic hip replacement surgeries without significant safety concerns being identified, though in one of the Phase III studies there was a slightly higher incidence of adverse events in the MP4OX-treated patients than in the control group. However, because these Phase III trials were conducted in a patient population having a relatively low incidence of medical complications, Sangart has decided not to apply for marketing approval to use MP4OX in orthopedic hip replacement surgeries at this time.

Sangart is currently conducting a Phase II proof of concept clinical trial of MP4OX in trauma patients in Europe and South Africa, which is expected to complete enrollment by the third quarter of 2010. If this study is successful, Sangart plans to conduct a larger Phase II clinical study and then a Phase III clinical study in trauma patients. These trauma studies will take several years to complete at substantial cost. Until these Phase II and Phase III studies are successfully completed, Sangart will not be able to request marketing approval and generate revenues from sales in the trauma market.

Sangart is also exploring the application of the MP4 technology in additional therapeutic areas. One area of interest is sickle cell disease, for which Sangart's MP4CO product was recently granted orphan drug designation by the European Commission. This designation will provide MP4CO with ten years of market exclusivity in the European Union if Sangart is able to successfully obtain marketing approval. Multiple human clinical trials demonstrating the safety and efficacy of MP4CO in the treatment of sickle cell disease would need to be successfully completed before marketing approval can be obtained and revenues from MP4CO sales can be generated. Such studies would take several years to complete at substantial cost.

Substantially all of the funding needed for MP4 development has come from sales of Sangart's equity securities. Sangart's existing cash reserves are expected to provide Sangart with sufficient capital to fund activities into the third quarter of 2010. Thereafter, significant additional funding will be needed for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

Competitive Environment

MP4 products are intended to be used as oxygen therapeutic agents in clinical and trauma situations where tissues are at risk of inadequate blood flow and oxygenation. Currently there are no similar products approved for sale in the U.S. or the European Union; however, other companies are developing products that could potentially compete with MP4.

Any successful commercialization of MP4 products will depend on an adequate supply of raw materials, principally human red blood cells and polyethylene glycol, at an acceptable quality, quantity and price. Sangart has contracted for commercial launch quantities of human red blood cells, though commitments for commercial-scale quantities of polyethylene glycol have not yet been secured. Sangart leases a 56,700 square foot combination office and manufacturing facility that currently produces MP4 products for its clinical trials. Sangart believes that its current manufacturing facility would have adequate capacity to support a commercial launch, but significant capital improvements would be required or an alternative manufacturing site would need to be acquired for commercial production. In addition to obtaining requisite regulatory approvals and increasing manufacturing capacity for the manufacture and sale of MP4 products, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch of this product, either directly or in partnership with a service provider.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of MP4 is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the U.S., the U.S. Food and Drug Administration regulates medical products, including the category known as "biologics", which includes MP4 products. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of MP4 products.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Agency for the Evaluation of Medicinal Products, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a decentralized basis by one or more selected countries.

OTHER OPERATIONS

Wineries

The Company's winery operations are managed under the umbrella name, Crimson Wine Group ("Crimson"). Crimson is engaged in the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 - $14, $14 - $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and owns three wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon and Chamisal Vineyards in the Edna Valley of California. Pine Ridge was acquired in 1991 and has been conducting operations since 1978, the Company started Archery Summit in 1993 and Chamisal Vineyards was acquired during 2008 and has been conducting operations since 1973. The Company's investment in Crimson has grown, principally to fund the acquisition of land for vineyard development, construct and develop Archery Summit, acquire Chamisal Vineyards, launch new brands and increase production capacity and storage facilities at the wineries. Crimson controls approximately 204 acres of vineyards in Napa Valley, California, 119 acres of vineyards in the Willamette Valley of Oregon and 97 acres of vineyards in the Edna Valley of California, substantially all of which are owned and producing grapes. Crimson believes that its vineyards are located in some of the most highly regarded appellations and areas of the Napa, Willamette and Edna Valleys. At December 31, 2009, the net book value of the Company's aggregate investment in Crimson was $87,300,000. Crimson sold approximately 92,000 9-liter equivalent cases of wine generating revenues of $19,800,000 during 2009 and 90,000 9-liter equivalent cases of wine generating revenues of $20,900,000 during 2008. Additionally, in 2005 and 2006, the Company acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 85 acres have been developed into producing vineyards. At December 31, 2009, the net book value of the Company's investment in the Washington vineyard property was $7,500,000.

Crimson is expanding its product offerings in the premium and ultra premium segments of the very competitive premium table wine market, including developing new brands at lower price points. The combination of the competitive economic environment and many lower priced wines will require Crimson to increase its promotional expenditures, which will include various sales and marketing efforts to reach new customers and expand distribution of its products. Crimson's wines are primarily sold to distributors, who then sell to retailers and restaurants. As permitted under federal and local regulations, Crimson has also been placing increasing emphasis on sales direct to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2009, direct sales to consumers represented 24% of case sales and 56% of wine revenues. Wholesale sales of the Company's wines in California (excluding direct sales to consumers) amounted to approximately 24% of 2009 wholesale wine revenues.

Crimson's wines compete with small and large producers in the U.S., as well as with imported wines, and the ultimate consumer has many choices. Demand for wine in the premium, ultra premium and luxury market segments can rise and fall with general economic conditions, and is also significantly affected by grape supply. The demand for Crimson's products is also affected by the ratings given the wines in industry and consumer publications. In the current economic climate, consumer demand has shifted away from the higher-priced luxury segment to wines in the lower-priced premium and ultra premium categories. While Crimson's current vineyard holdings in the Napa, Willamette and Edna valleys continue to be a substantial source for its wine products, Crimson has and will continue to acquire more purchased fruit as it shifts its product offerings to the lower-priced wine segments.

The wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. State regulations that prohibited or restricted sales of wine direct to consumers by producers that are located in another state continue to be amended or overturned to permit increased direct sales to consumers in other states. For the year ended December 31, 2009, the Company sold wine direct to consumers in 43 states across the U.S.

Energy Projects

During the past few years, the Company has been incurring costs to investigate and evaluate the development of a number of large scale domestic energy projects. Certain of the large scale projects employ gasification technology to convert different types of low grade fossil fuels into clean energy products. The Company has also invested in certain energy projects that do not employ gasification technologies, one of which is described below. The Company has expensed costs to investigate, evaluate and obtain various permits and approvals for its various energy projects of $25,300,000, $33,400,000 and $20,800,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

Although there are a number of large scale projects the Company is currently investigating, the Company is not obligated to develop any of the projects, and no assurance can be given that the Company will be successful in fully developing any of these projects. Any project that the Company might develop would likely require a significant equity investment, which the Company presently does not intend to fund by itself, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $1 billion to $3 billion), the procurement of purchase commitments for long-term supplies of feedstock, long-term commitments from purchasers of the output, and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these large scale projects will take years to complete.

The Company is currently evaluating a gasification project, which would be built in Louisiana. In April 2008, the Lake Charles Harbor and Terminal District of Lake Charles, Louisiana sold $1,000,000,000 in tax exempt bonds to support the development of a $1,900,000,000 petroleum coke gasification plant project by the Company's wholly-owned subsidiary, Lake Charles Cogeneration LLC ("LCC"). The bond proceeds were initially escrowed and held by the bond trustee; however, during the first quarter of 2009 the bond trustee used the escrowed funds to fully redeem the bonds. Pursuant to LCC's agreements with the local municipality, upon the completion of pending permitting, regulatory approval, design engineering and the satisfaction of certain other conditions of the financing agreements, the bonds will be marketed on a long-term basis and the proceeds will be released to LCC to use for the payment of development and construction costs for the project. The Company is not obligated to make equity contributions to LCC until it completes its investigation and the project is approved by the Company's board of directors. The Lake Charles Cogeneration project is a new chemical manufacturing project that plans to use quench gasification technology to produce energy products from low grade solid fuel sources such as petroleum coke. LCC is evaluating the primary product options to be produced by the Lake Charles Cogeneration project including substitute natural gas, methanol and hydrogen.

In July 2009, two of the Company's other prospective gasification projects were selected by the U.S. Department of Energy ("DOE") to proceed to detailed due diligence and negotiations of terms and conditions necessary for the DOE to issue conditional commitments for loan guarantees aggregating up to $3,600,000,000. While these commitments represent important milestones in the selection process, the guarantees are subject to detailed and extensive due diligence by the DOE and no assurance can be given that a loan guaranty for either project will ultimately be given. As discussed above, construction of these projects is also subject to obtaining third-party equity and debt financing.

A subsidiary of the Company has acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") receiving terminal and associated facilities on the Skipanon Peninsula near the confluence of the Skipanon and Columbia Rivers in Warrenton, Clatsop County, Oregon. The project includes construction of an offshore dock and berth for offloading LNG carriers, onshore facilities to receive and store up to 480,000 cubic meters of LNG and vaporizers to regasify LNG at a baseload rate of 1 billion standard cubic feet per day ("bscfd") with a peak rate of 1.5 bscfd. The current plan includes construction of an approximate 121 mile long 36-inch diameter natural gas pipeline to transport regasified natural gas to the U.S. natural gas transmission grid, which in turn will interconnect with other natural gas pipelines, including the interstate transmission system of Williams Northwest Pipeline at the Molalla Gate Station in Molalla, Oregon. In addition, a new 10 mile long 24-inch diameter lateral pipeline will be constructed to connect the pipeline to a local storage facility. Numerous regulatory permits and approvals and acquisitions of rights of way for the pipeline will be required before project construction can commence; construction of the receiving terminal and associated facilities is expected to begin in the third quarter of 2012 and construction of the pipeline is expected to begin in the third quarter of 2014. Completion of the project is also subject to obtaining significant financing from third parties, which has not been arranged; the current estimated project cost is $1,300,000,000.

OTHER INVESTMENTS

Berkadia

In December 2009, Berkadia, a joint venture between Berkshire Hathaway and the Company, acquired the North American commercial mortgage origination and servicing business of Capmark. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which was used to purchase outstanding mortgage loans and servicer advances from Capmark. The credit facility may be used to fund mortgage loans and servicer advances, to purchase mortgage servicing rights and for working capital needs. The Company has guaranteed Berkadia's repayment of 50% of the credit facility when due.

Berkadia acquired the commercial mortgage origination and servicing business from Capmark pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and certain Capmark entities in September 2009. Capmark paid Berkadia $40,000,000 for the right to require Berkadia to purchase the commercial mortgage origination and mortgage servicing business pursuant to the terms of the APA. Capmark subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing business, Berkadia's offer was the only offer for the entire business, which eliminated Capmark's risk of disposing of the remaining business. In addition, Berkadia's offer included a provision to hire the Capmark employees operating the business, thereby saving Capmark material employment related expenses.

The Company accounts for Berkadia as an investment in an associated company and applies the equity method of accounting. Berkadia applied the acquisition method to account for the purchase of the commercial mortgage origination and servicing business and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. This excess is treated as a bargain purchase that is recognized as a gain on the date of acquisition and included in Berkadia's results of operations. For the period ended December 31, 2009, the Company recorded income from Berkadia of $20,800,000 under the equity method of accounting, of which $24,400,000 represented the Company's share of the bargain purchase. At December 31, 2009, the carrying amount of the Company's investment in Berkadia was $240,000,000.

The commercial mortgage servicing business provides primary, master and special servicing activities for commercial mortgage-backed securities ("CMBS"). In addition, Berkadia carries out servicing activities on a contracted basis for third parties such as insurance companies, banks and other financial institutions. Berkadia is an approved servicer of loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA, and is one of the largest servicers of commercial real estate loans in the U.S. As of December 31, 2009, Berkadia had a servicing portfolio of approximately 33,000 loans with an unpaid principal balance of $236.7 billion summarized as follows (dollars in thousands):

	Number of Loans	Unpaid Principal Balance
CMBS	15,826	$125,799,533
Fee-for-service	7,773	51,903,121
Agency	5,543	34,429,649
Special serviced (1)	2,443	16,264,688
Other	1,262	8,274,827
Total	32,847	$236,671,818

(1) Represents loans where Berkadia provides special servicing only. Berkadia is also the named special servicer on $27.6 billion of loans for which it also acts as the primary or master servicer.

A primary servicer of a loan is the primary contact with the borrower and is generally responsible for carrying out all cash management functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan; administering reserve and escrow funds for repairs, tenant improvements, taxes and insurance; obtaining and analyzing operating and financial statements of the borrower and performing periodic property inspections; preparing and providing periodic reports and remittances to the master servicer or other designated persons; administering lien filings; and other specified functions.

A master servicer is responsible for administration of a pool of loans that is transferred to a trust or other special purpose entity in connection with a securitization transaction pursuant to a pooling and servicing agreement. A master servicer is responsible for ensuring that primary servicers act in a diligent manner when carrying out their collection and administration activities, and is also required to handle all remittance and reporting activities required by the pooling and servicing agreement. While some master servicer functions may be sub-contracted and performed by a primary servicer, as a master servicer Berkadia is ultimately responsible for the performance of any functions that have been sub-contracted to a primary servicer.

Master servicers are generally required to advance funds to cover any delinquent payments on the securitized loans and any taxes and insurance premiums not covered by borrowers' escrow funds if it is determined that the advances will be recoverable in the future. These "servicing advances," along with accrued interest, are treated as having priority over the rights of other investors in the securitization. In certain circumstances, Berkadia may have similar obligations to advance funds in connection with loans under which it is a primary servicer.

A special servicer is a specialist in dealing with defaulted loans and is usually selected by the holder of the subordinated interest in a securitization vehicle. Typically, a loan may be transferred from the master servicer to a special servicer if it is more than 60 days delinquent, a borrower files for bankruptcy or the master servicer determines a default is imminent. Once a loan is transferred to special servicing, asset managers take steps to bring the account to a performing status or exercise other remedies, including loan modification, foreclosure, a negotiated pay-off or a sale of the loan. Special servicers are generally paid higher monthly servicing fees and resolution fees in connection with the loans that they service.

Fee-for-service customers generally require the same type of collection, monitoring and reporting services as other programs; however, since the customer retains ownership of the loan there are no third party bondholders or investors. In addition, the mortgage servicing rights are not purchased, instead the customer contracts with Berkadia to service its loans. The contract usually has a defined term and may be terminated on short notice.

As a servicer, Berkadia is frequently responsible for managing, on behalf of its investors, the balances that are maintained in custodial accounts for the purposes of collecting and distributing principal and interest and for funding repairs, tenant improvements, taxes and insurance related to the mortgaged properties it services. Berkadia derives certain economic benefits associated with a portion of these balances. Such balances totaled in excess of $4 billion as of December 31, 2009.

Berkadia originates commercial real estate loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA using their underwriting guidelines, and will typically sell the loan shortly after it is funded. Provided Berkadia adheres to the underwriting guidelines, these government related entities must purchase the loan at the face amount plus accrued interest; Berkadia retains the mortgage servicing rights. In addition, as a condition to Fannie Mae's delegation of responsibility for underwriting, originating and servicing of loans, Berkadia assumes a limited first-dollar loss position throughout the term of each loan sold to Fannie Mae.

Berkadia is required under its servicing agreements to maintain certain minimum servicer ratings or qualifications from the rating agencies. A downgrade below a certain level may give rise to the right of a customer or trustee of a securitized transaction to terminate Berkadia as servicer. Berkadia currently maintains approvals or ratings from Moody's Investors Service, Fitch Ratings, Standard & Poor's and Dominion Bond Rating Services. These ratings currently exceed the minimum ratings required by the related servicing agreements. Ratings issued by the rating agencies can be withdrawn or lowered at any time. In addition, Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

ACF

As of December 31, 2009, the Company had acquired approximately 25% of the outstanding common shares of ACF for aggregate cash consideration of $418,600,000. ACF is an independent auto finance company that is in the business of purchasing and servicing automobile sales finance contracts, historically for consumers who are typically unable to obtain financing from other sources. The Company's investment in ACF is classified as an investment in an associated company and carried at fair value, which was $639,800,000 at December 31, 2009 market prices.

The Company has entered into a standstill agreement with ACF for the two year period ending March 3, 2010, pursuant to which the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares, unless the buyer agreed to be bound by terms of the standstill agreement, to not increase its ownership interest to more than 30% of the outstanding ACF common shares, and received the right to nominate two directors to the board of directors of ACF. The Company and ACF have entered into a registration rights agreement covering all of the ACF shares of common stock owned by the Company.

As permitted under GAAP, the Company is permitted to choose to measure many financial instruments and certain other items at fair value (the "fair value option"), and to report unrealized gains and losses on items for which the fair value option is elected in earnings. The Company elected the fair value option for its investment in ACF, rather than apply the equity method of accounting. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of ACF of $376,500,000 in 2009 and $(155,300,000) in 2008.

Jefferies

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash. The Jefferies common shares were valued based on the closing price of the Jefferies common stock on April 18, 2008, the last trading date prior to the acquisition ($398,248,000 in the aggregate). Including shares acquired in open market purchases during 2008, as of December 31, 2009, the Company owns an aggregate of 48,585,385 Jefferies common shares (approximately 29% of the Jefferies outstanding common shares) for a total investment of $794,400,000. The Company's investment in Jefferies is classified as an investment in an associated company and is carried at fair value, which was $1,152,900,000 at December 31, 2009 market prices. The Company elected the fair value option to account for its investment in Jefferies rather than the equity method of accounting; income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $469,800,000 in 2009 and $(111,200,000) in 2008. Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors.

The Company has entered into a standstill agreement with Jefferies, pursuant to which for the two year period ending April 21, 2010, the Company agreed, subject to certain provisions, to limit its investment in Jefferies to not more than 30% of the outstanding Jefferies common shares and to not sell its investment, and received the right to nominate two directors to the board of directors of Jefferies. Jefferies also agreed to enter into a registration rights agreement covering all of the Jefferies shares of common stock owned by the Company.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $250,000,000 in cash plus its $100,000,000 investment in JPOF II during 2007; any request for additional capital contributions from the Company will now require the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions in the near future. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000 in JHYH. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013, with an option to extend up to three additional one-year periods. JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. For the years ended December 31, 2009, 2008 and 2007, the Company recorded pre-tax income (losses) from this investment of $37,200,000, $(69,100,000) and $4,300,000, respectively, under the equity method of accounting; at December 31, 2009, the Company's investment in JHYH was $318,000,000.

For the period from January 1, 2007 through March 31, 2007, the Company recorded income under the equity method of accounting from its investment in JPOF II of $3,000,000, which was distributed to the Company shortly after the end of the period. Over the seven years the Company had its investment in JPOF II, the weighted average return on investment was approximately 20% per year.

Fortescue

The Company invested an aggregate of $452,200,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company received 277,986,000 common shares of Fortescue, and a $100,000,000 note of FMG that matures in August 2019. In the first quarter of 2010, the Company sold 30,000,000 common shares for net cash proceeds of $121,500,000, reducing its interest in Fortescue to approximately 8% of the outstanding shares. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas. The note is unsecured and subordinate to the project's senior secured debt referred to below. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2009, the market value of the Fortescue common shares was $1,108,000,000, including the shares sold in 2010.

For accounting purposes, the Company allocated its initial Fortescue investment to the common shares acquired (based on the market value at acquisition), a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 was initially classified with other non-current assets, and is being amortized to expense as the 4% of revenue is earned. The prepaid mining interest balance was $174,300,000 at December 31, 2009. Interest is payable semi-annually within 30 days of June 30th and December 31st of each year; however, cash interest payments on the note are currently being deferred due to covenants contained in the project's senior secured debt. Any interest payment that is deferred earns simple interest at an annual rate of 9.5%; the aggregate accrued interest receivable balance was $106,500,000 at December 31, 2009. The ultimate value of the note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the note, which can fluctuate widely.

The project information presented in the paragraphs below was obtained from Fortescue's website, (http://www.fmgl.com.au/), which contains substantial additional information about Fortescue, its operating activities and the project. Fortescue shipped its first iron ore in May 2008 and announced Project Completion on July 18, 2008, a milestone defined in its debt agreements that includes mining, railing, and shipping a minimum of 2 million metric tons of product within a four week period. For the year ending December 31, 2009, Fortescue mined 34.9 million metric tons of iron ore, processed 33.9 million metric tons and shipped 32.8 million metric tons. Fortescue's total revenue from iron ore sales for the year ending December 31, 2009 was $1,696,500,000 or $51.72 per metric ton shipped.

Fortescue announced reserve estimates for the Cloud Break and Christmas Creek areas include 143 million metric tons of proved iron ore reserves and 1.48 billion metric tons of probable iron ore reserves, in accordance with the Australasian Joint Ore Reserves Committee code. This reserve estimate is solely for these two areas, which cover an area of approximately 770 square kilometers. Fortescue has additional tenements in the Pilbara region of

Western Australia and has since announced reserve estimates for some of its other tenements. Although Fortescue has received all major approvals required under the various governmental, environmental, and native title processes for the Cloud Break and Christmas Creek tenements, it does not possess all of the approvals or financing necessary for mining activities at its other tenements. Mining revenues derived from tenements other than Cloud Break and Christmas Creek do not increase the interest payable to the Company on the FMG note.

Fortescue's initial feasibility study was commissioned to identify a quantity and quality of iron ore that would support an initial mine plan that produces 45 million metric tons per annum ("mtpa") for a 20 year period. Fortescue has since launched a self-funded expansion program to increase its base mining plan to 55 million mtpa. Fortescue has announced agreements with third parties, including relationships with the largest Chinese steel mills, which intend to purchase all of Fortescue's production volume. Historically, the pricing for these agreements was based on the first negotiated benchmark price between the world's largest steel mills and the world's three largest iron ore producers. However, in 2009 these parties failed to announce a benchmark price and Fortescue independently negotiated prices directly with its customers.

In addition to the Company's investment and equity investments from other parties, Fortescue raised $2,051,000,000 of senior secured debt to fund the construction of its infrastructure, which includes a 260 kilometer railroad, port and related port infrastructure at Port Hedland, Australia, as well as a crushing and screening plant, access roads and other infrastructure at the mine site.

CLC

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet, a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 9.98% of Inmet's current outstanding common shares. The Inmet shares have registration rights and may be sold without restriction in accordance with applicable securities laws. The Inmet shares are reflected on the Company's consolidated balance sheet at fair value, which was approximately $339,100,000 at December 31, 2009 market prices. The Company retains a 30% interest in CLC.

Inmet has reported that the Las Cruces deposit contains approximately 8.1 million metric tons of proven reserves and 8.4 million metric tons of probable reserves of copper ore at an average grade of 6.3% copper. The reserve estimates are for the entire deposit, not just the Company's share, assume a copper price of $2.00 per pound, an exchange rate €1.00 = U.S.$1.28, incorporate losses for mining dilution and recovery, an open pit cut-off grade of 1 percent copper and an underground cut-off grade of 3 percent copper. The capital costs to build the project were €504,000,000 ($694,000,000 at exchange rates in effect on February 16, 2010). Cash operating costs per pound of copper produced over the life of the mine are expected to average €0.48 per pound ($0.66 per pound) of copper produced. The project's capital and operating costs are paid for in euros, while copper revenues during the life of the mine are currently based on the U.S. dollar.

During 2009 CLC processed approximately 107,000 metric tons of copper ore and produced 5,600 metric tons of copper cathode and expects to reach commercial production (approximately 60% of design capacity) in May 2010. CLC also repaid all its indebtedness under its senior secured credit facilities, through funds received from an intercompany loan by Inmet. The Company has guaranteed 30% of this intercompany U.S. dollar denominated loan, which had a balance of $240,100,000 at December 31, 2009. The Company has also loaned CLC €100,200,000 as of December 31, 2009 ($138,000,000 at exchange rates in effect on February 16, 2010). It is expected that CLC will require additional loans from Inmet and the Company; however, the amount and timing of the Company's commitment has not yet been determined. Assuming CLC achieves its mining plan, the Company expects to begin to receive cash flow distributions in 2010. At December 31, 2009, the book value of the Company's equity investment and loans to CLC was $211,600,000.

Garcadia

The Company has entered into a joint venture agreement with Garff Enterprises, Inc. ("Garff") pursuant to which the joint venture has acquired various automobile dealerships ("Garcadia"). The joint venture agreement specifies that the Company and Garff shall have equal board representation and equal votes on all matters affecting Garcadia, and that all cash flows from the joint venture will be allocated 65% to the Company and 35% to Garff, which reflects that the Company made a larger equity investment. Garcadia's strategy is to acquire automobile dealerships in secondary market locations meeting its specified return criteria. As of December 31, 2009, Garcadia owned 15 dealerships comprised of domestic and foreign automobile makers. The Company has received cash distributions of fees and earnings aggregating $6,100,000, $6,500,000 and $4,900,000 for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, the Company owns the land for certain dealerships and leases it to the dealerships for rent aggregating $5,000,000, $3,800,000 and $1,800,000 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, the Company's investment in Garcadia (excluding the land) was classified as an investment in associated company with a carrying value of $35,400,000.

During 2009, the Company's equity in losses of Garcadia includes impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships have been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. None of Garcadia's automobile dealerships are expected to close as a result of the restructuring of the U.S. automobile manufacturers.

Other

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create significant capital appreciation by investing in Target Corporation. The Company recorded losses under the equity method of accounting from this investment of $3,200,000, $77,700,000 and $85,500,000 in 2009, 2008 and 2007, respectively, principally resulting from declines in the market value of Target Corporation's common stock. At December 31, 2009, the book value of the Company's investment in Pershing Square was $33,500,000.

The Company owns approximately 39% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. At December 31, 2009, the Company's investment of $18,800,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 16, 2010 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): Jefferies (29.3%), ACF (25.1%), HomeFed (31.4%), International Assets Holding Corporation (7.9%), Essex Rental Corp. (7.9%) and Rand Logistics, Inc. (5.8%). In addition to the Company's equity interests in Fortescue and Inmet discussed above, the Company also owns a 7.0% equity interest in JZ Capital Partners Limited, a British company traded on the London Stock Exchange.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report and Notes to Consolidated Financial Statements.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, changing the components of our assets and liabilities, and if unsuccessful could reduce the value of our common shares. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We are dependent on certain key personnel. We are dependent on the services of Ian M. Cumming and Joseph S. Steinberg, our Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with us expire June 30, 2015. These individuals are also significant shareholders of our Company. As of February 16, 2010, Messrs. Cumming and Steinberg and trusts for the benefit of their respective families (excluding certain private charitable foundations) beneficially owned approximately 9.8% and 11.1% of our outstanding common shares, respectively. Accordingly, Messrs. Cumming and Steinberg exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

We operate in a variety of industries and market sectors, all of which are very competitive and susceptible to economic downturns and are adversely affected by the current recession. A worsening of general economic or market conditions may result in lower valuations for our businesses or investments or have a negative impact on the credit quality of our assets. The current economic recession has adversely affected operating results in the manufacturing, telecommunications, oil and gas drilling services, property management and services, gaming entertainment and domestic real estate segments, which is likely to continue until the economy recovers.

Declines in the U.S. housing market have reduced revenues and profitability of the manufacturing businesses and may continue to do so. Our manufacturing operations, in particular Idaho Timber, have generated significant revenues when the U.S. housing market was strong. The weak U.S. housing market during the last few years has resulted in fewer new housing starts, which has adversely impacted revenues and profitability at Idaho Timber. Idaho Timber does not expect to return to prior levels of profitability until the U.S. housing market recovers.

The prices and availability of key raw materials affects the profitability of our manufacturing operations, and also impacts Sangart's ability to conduct its clinical trials. Although the Company's operating subsidiaries are not currently experiencing any shortage of raw materials, if the subsidiaries experience shortages, revenues and profitability of the manufacturing subsidiaries would decline. Sangart has access to sufficient raw materials to conduct its clinical trials; however, it has not secured commitments for sufficient raw materials for a commercial launch, which would also require additional investments in manufacturing capacity. In addition, the cost of the principal raw material used by Conwed Plastics, polypropylene, has increased by approximately 42% from 2002, principally driven by the volatility of oil and natural gas prices.

Pricing on STi Prepaid's prepaid phone card business is highly sensitive to price declines and subject to intense competition. We believe in some instances our competitors offer or appear to offer rates to consumers that are below their cost in order to gain market share. In addition, the emergence of competition using voice over internet protocol has further increased competition and reduced prices. The impact of lower pricing and new competitors has had and may continue to have an adverse effect on our revenues and profits.

STi Prepaid primarily relies on independent distributors to generate revenues, who may not devote sufficient efforts to promote and sell our products rather than the products of our competitors. STi Prepaid primarily relies on independent distributors to generate revenues. Should distributors promote other products at the expense of STi Prepaid's products, revenues and profitability would decline.

ResortQuest's vacation rental management services revenues have been adversely impacted by current economic conditions and its real estate brokerage revenues have declined as a result of the depressed real estate development market. Poor general economic conditions have caused a decrease in ResortQuest's advance reservations, as its customers reduce amounts spent on discretionary items. ResortQuest has had to provide discounts to customers and has exited certain unprofitable locations. Its real estate brokerage business has experienced significant declines in revenues, which reflect the depressed real estate market. Until general economic conditions and the real estate market improve, ResortQuest could continue to experience declines in revenues and profitability.

The Hard Rock Biloxi is dependent upon patronage of persons living in the Gulf Coast region. The Hard Rock Biloxi primarily seeks to attract patrons from its local geographic area. Downturns in local and regional economic conditions, an increase in competition in the surrounding area and interruptions caused by hurricanes could negatively impact operating results.

Increases in mortgage interest rate levels, the lack of available consumer credit and the depressed real estate market have reduced and may continue to reduce consumer demand for certain of our real estate development projects and result in impairment charges. Due to current depressed economic conditions in the national real estate market, most of the Company's real estate development projects are not being marketed for sale. If the Company begins to market its development projects in the future, the ability to successfully attract customers will be highly dependent upon consumers' ability to finance real estate purchases with affordable loans. If the Company is unable to realize its projected cash flows for its development projects, impairment charges are likely.

Sangart is subject to extensive government regulation, cannot generate any revenue without regulatory approval of its products and is also subject to all of the risks inherent in establishing a new business. The Company has invested approximately $146,200,000 in Sangart, principally to help fund Sangart's product development activities. While these funds are generally expensed by Sangart when spent, the Company cannot be assured that it will ever receive a return on its investment due to the risky nature of Sangart's development activities. Clinical trials of Sangart's product candidates are not complete, the products have not been approved for sale by regulatory authorities and there is a risk that its products may never prove effective or be approved.

There are other companies developing products for the same market that Sangart is targeting, and if they are successful in bringing their product to market before Sangart it may significantly impair Sangart's ability to compete in the same market segment. Even if Sangart is successful in obtaining regulatory approval to sell its products, competitors may receive approval prior to Sangart and/or have more effective products which could reduce demand for Sangart's products.

Sangart's success depends on its ability to obtain, maintain and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain its third-party intellectual property licenses in good standing, its ability to successfully bring MP4 products to market would be adversely affected, it could incur monetary liabilities or be required to cease using the technology or product in dispute.

Sangart will require significant additional funding for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not been identified. Sangart's existing cash reserves are expected to be sufficient to fund activities into the third quarter of 2010. Sangart has had discussions with third-party investors; however, no agreements have been reached and if such agreements are entered into it would likely result in significant dilution of the Company's interest. The Company has not determined if it will provide additional funds to Sangart. If Sangart is not provided with additional funds from either the Company or other sources when needed, it is unlikely that the Company will ever realize a full return of its invested capital.

Keen's revenues and profitability are impacted by natural gas supplies and prices and the supply of drilling rigs in the marketplace. During periods of decreased demand for natural gas, Keen's rig utilization will decline and its competitors may also have excess capacity in the marketplace, which adversely impacts Keen's revenues and profitability. Although there has been recent improvement in natural gas prices, Keen's profitability will not significantly improve without increased natural gas demand to sustain the rise in natural gas prices. Increased industrial demand for natural gas, which is tied to achieving economic recovery, is required to significantly improve demand.

The lack of liquidity in the capital markets has and could continue to adversely affect exploration, production and development activities of Keen's customers, which causes a reduction in Keen's rig utilization and profitability. The combination of low oil and natural gas prices and the lack of liquidity in the capital markets has forced Keen's customers to reduce drilling programs, impaired their ability to sustain their current level of operations and could adversely impact their ability to meet their cash obligations. In addition to reduced rig utilization and profitability, which could result in impairment charges for certain rigs, the difficulties being experienced by Keen's customers could increase Keen's bad debt expense.

The nature of Keen's operating activities can be hazardous, and accidents can cause personal injury or death, damage to Keen's equipment and/or environmental damage. These hazards are inherent in the contract drilling business, and if Keen is not fully protected through insurance coverage or indemnification from its customers any such accidents could adversely impact Keen's profitability. Keen maintains insurance coverage and has indemnification agreements with many of its customers; however, there is no assurance that such insurance or indemnification agreements would adequately protect Keen against liability or loss from all consequences of any accidents. Additionally, there can be no assurance that adequate insurance can be purchased economically.

New technologies could cause Keen's drilling equipment and methods to become less competitive, resulting in reduced profitability or a requirement to make significant capital investments to remain competitive. Improvements in drilling technology could cause Keen to become less competitive, lose business, suffer reduced profitability or result in impairment charges to its drilling equipment.

When drilling pursuant to footage or turnkey contracts, Keen could incur unexpected cost overruns which could negatively impact Keen's profitability. Keen typically provides contract drilling services under daywork contracts under which Keen's customers assume most of the risks associated with drilling operations. If Keen enters footage or turnkey contracts, Keen is paid a fixed amount, regardless of the time required or operational problems encountered. Keen typically pays more of the out-of-pocket operating costs on a footage or turnkey contract versus daywork contract.

If Berkadia does not maintain certain specified ratings from the credit rating agencies it could lose its mortgage servicing rights. Berkadia is required to maintain specified ratings from the credit rating agencies, and failure to do so would give its customers the right to terminate their mortgage servicing agreements. If mortgage servicing agreements were terminated as a result of a credit ratings downgrade, the Company could lose its entire equity investment and may be exposed to loss for some or all of its guaranty on the Berkshire credit facility.

When Berkadia originates loans for Fannie Mae, it is often required to share in the losses on such loans, which could be in excess of reserved amounts. Berkadia carries a reserve on its balance sheet for contingent losses on loans originated for Fannie Mae that have loss sharing requirements. If actual losses exceed amounts reserved, Berkadia's profitability will be reduced.

The loss of or changes in Berkadia's relationships with U.S. Government-Sponsored Enterprises ("GSEs") and federal agencies would have an adverse effect on Berkadia's business. Berkadia's status as an approved seller/servicer for Fannie Mae and Freddie Mac and its status as an FHA-approved mortgagee and issuer of Ginnie Mae mortgage-backed securities afford Berkadia a number of advantages. Berkadia's failure to comply with the applicable GSE or agency standards (financial and otherwise) may result in its termination as an approved seller/servicer, mortgagee or issuer. The loss of any such status could have a material adverse impact on Berkadia's results of operations, could result in a loss of similar approvals from other GSEs or federal agencies and could have other adverse consequences to the business. Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Changes in existing government-sponsored and federal mortgage programs could negatively affect Berkadia's business. Berkadia's ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and the FHA, which facilitate the issuance of mortgage-backed securities in the secondary market. These programs have been reduced in recent periods due to current economic conditions. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on Berkadia's loan origination and servicing business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities could negatively impact Berkadia's results of operations and cash flow.

Berkadia's business is significantly affected by general economic conditions, particularly in the commercial real estate industry, and could be harmed in the event of a continued prolonged economic slowdown or recession or a market downturn or disruption. Berkadia's business and earnings are sensitive to changes in government policies and regulations, changes in interest rates, inflation, deflation, oversupply of real estate properties, fluctuations in the real estate and debt capital markets and developments in national and local economies. Unfavorable economic conditions could have an adverse effect on Berkadia's business, including decreasing the demand for new loans and the servicing of loans originated by third parties.

The Company has a substantial investment in Jefferies, an investment banking and securities firm whose operating results are greatly affected by the economy and financial markets. Although Jefferies' operating results showed great improvement in 2009, during 2008, turmoil in the equity and credit markets had an adverse effect on the volume and size of transactions Jefferies executed for its customers, resulting in reduced revenues and profitability in its investment banking, asset management and trading activities, as well as losses in its principal trading activities. Future declines in Jefferies operating results caused by these or other conditions could adversely affect the value of the Company's investment.

The Company has a substantial investment in ACF, a company that purchases automobile loans made to sub-prime and other borrowers, whose operating results are greatly affected by the economy and financial markets. If ACF's loan losses increase as its borrowers experience economic hardships, or if its ability to acquire new loans and grow its business is impaired, particularly due to the turmoil in the credit markets that ACF needs to access to fund its operating activities, its revenues and profits would decline, adversely affecting the value of the Company's investment.

From time to time the Company may invest in illiquid securities that are subject to standstill agreements or otherwise restricted. The Company's investment in ACF is subject to a standstill agreement that expires in March 2010, and the Company's investment in Jefferies is subject to a standstill agreement that expires in April 2010. Should the Company need to generate liquidity quickly, the standstill agreements would limit the Company's ability to dispose of these investments while the agreements are effective.

The Company has significant investments in publicly traded securities and in entities that invest in publicly traded securities, and changes in the market prices of these securities, particularly during times of increased volatility in security prices, can have a material impact on the Company's investment portfolio, equity and, for certain investments, on results of operations. The Company has significant investments in publicly traded securities (principally Fortescue, Jefferies, ACF and Inmet) and in investment partnerships or other entities that invest in publicly traded securities (including JHYH). Changes in the market values of publicly traded available for sale securities, such as Fortescue and Inmet, are reflected in other comprehensive income (loss) and equity but not in the consolidated statement of operations. However, changes in the market prices of investments for which the Company has elected the fair value option (Jefferies and ACF), and declines in the fair values of public and non-public securities that the Company deems to be other than temporary are reflected in the consolidated statements of operations and equity. Profits or losses related to the Company's share of its investments in investment partnerships or other entities that are accounted for under the equity method of accounting are reflected in the consolidated statement of operations. Changes in market values of these entities' investments are reflected in their earnings, which increases the Company's exposure to volatility in the public securities markets. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on the Company's consolidated financial position and results of operations.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by certain of the Company's operations and investments, potentially resulting in impairment charges for long-lived assets. Certain of the Company's operating businesses and investments have significant investments in long-lived assets, in particular manufacturing, oil and gas drilling services and gaming entertainment. Current economic conditions have resulted in declining revenues for these operations and their property and equipment is not being fully utilized. The Company has reviewed certain of these assets and investments for potential impairment, and except as otherwise disclosed has concluded that the book values of these long-lived assets are recoverable. If the operating revenues of these businesses deteriorate in the future, and/or the Company lowers its estimates of future cash flows, impairment charges might have to be recorded.

The Company has incurred costs to investigate and evaluate the development of a number of large scale energy projects; however, development of these projects is subject to obtaining significant third-party debt and equity financing and regulatory approvals. Although the Company has spent material amounts in the investigation of large scale energy projects, it will not be able to develop these projects without financing from other sources and various regulatory approvals. The timing of the commencement of construction of any project is also dependent upon the receipt of financing and regulatory approvals. If the Company is unable to obtain such financing or approvals, it will not be able to recover its investment.

The Company has substantial investments in Fortescue, Inmet and CLC, entities which are engaged in the mining of base metals (principally iron ore and copper), the prices of which have been volatile and can reduce the value of the Company's investments. The value of the Company's investment in the base mining sector rise and fall with the changes in the underlying base metal prices. In addition, mining operations are often subject to delay and regulatory scrutiny, which can increase costs or delay bringing mines into full production. Pricing changes and mining delays have a direct impact on the value of the Company's investments, and could adversely impact results of operations and equity.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. The Company competes with many other entities for skilled management and staff employees, including entities that operate in different market sectors than the Company. Costs to recruit and retain adequate personnel could adversely affect results of operations.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are or may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity. However, adverse determinations in specific legal matters could have a material adverse impact on the Company's consolidated financial position or results of operations.

We may not be able to generate sufficient taxable income to fully utilize our NOLs. At December 31, 2009, the Company has recorded a valuation allowance against substantially all of the net deferred tax asset due to the uncertainty about its ability to generate future taxable income to utilize that asset.

We may not be able to insure certain risks economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if the Company is required to pay a deductible for an insured loss, results of operations could be adversely affected. Premier has been severely damaged by hurricanes in the past, and it is possible that storms could cause significant damage in the future. Damages from storms could result in Premier closing its facility to make repairs, resulting in lost business and adversely affecting results of operations.

We did not pay dividends on our common shares in 2009 or 2008 and the payment of dividends in the future is subject to the discretion of our Board of Directors.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Real estate investments that are part of the Company's Domestic Real Estate segment are described in Item 1 of this Report. Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes facilities in Salt Lake City, Utah for corporate office space and other activities (totaling approximately 21,800 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet), facilities and land in California, Oregon and Washington used for winery operations (totaling approximately 160,300 square feet and 1,138 acres, respectively), facilities and land in Florida, South Carolina and Colorado used for property management and services (totaling approximately 60,800 square feet and 13 acres, respectively), and facilities and land in Oklahoma used for oil and gas drilling services (totaling approximately 33,100 square feet and 36 acres, respectively).

Premier's Hard Rock Hotel & Casino facility is approximately 592,000 square feet and is located on an 8.5 acre site which includes land that is owned by Premier and adjacent water bottom which is leased from the State of Mississippi.

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 32,600 square feet). See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity.

Reference is made to the disclosure of certain legal proceedings contained in the Company's Annual Report to Shareholders on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K") and in the Company's Form 10-Qs for the quarters ending March 31, 2009, June 30, 2009 and September 30, 2009.

The previously disclosed action, IDT Telecom and Union Telecard Alliance, LLC v. CVT Prepaid Solutions, Inc., et al., (No. 07-1076, D.N.J.), pending in the District of New Jersey federal court is currently scheduled to go to trial on March 1, 2010. On December 28, 2009, the court granted the summary judgment motion of STi Prepaid, LLC, the Company's majority controlled subsidiary. As a result, all claims asserted against STi Prepaid have been dismissed. On January 11, 2010, Plaintiffs in this action moved to have the Court certify its summary judgment motion decision for appeal. This motion was subsequently withdrawn without prejudice.

STi Prepaid is also a defendant in a class action entitled Ramirez et al. v. STi Prepaid, LLC et al., Civ. No. 08-1089 (SDW) (MCA) (D.N.J.). The Company believes that the material allegations in this action, which arise out of conduct similar to conduct underlying the IDT action, are without merit and is defending this action vigorously. The parties have been discussing a settlement of this action and on January 8, 2010, the plaintiffs filed a motion to enforce the purported settlement and for preliminary approval of the settlement. The parties are continuing settlement negotiations while the motion is being briefed. If the action does not settle, the Company believes that it is reasonably possible that a loss that could be material could be incurred; however, any potential loss can not be reasonably estimated. Another class action entitled, Soto v. STi Prepaid, LLC et al. was settled on terms that did not involve any material payment by the Company or its subsidiaries.

The Company and its subsidiaries are also parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of February 16, 2010, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	69	Chairman of the Board	June 1978
Joseph S. Steinberg	66	President	January 1979
Thomas E. Mara	64	Executive Vice President	May 1980
Joseph A. Orlando	54	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	55	Vice President and Comptroller	April 1996
Justin R. Wheeler	37	Vice President	October 2006
Joseph M. O'Connor	34	Vice President	May 2007
Rocco J. Nittoli	51	Vice President and Treasurer	September 2007; May 2007

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999. Mr. Cumming has been a director of ACF since March 2008 and a director of Jefferies since April 2008. Mr. Cumming has been a director of Fortescue since August 2009. Since August 2001, Mr. Cumming served as a director and Chairman of the Board of The FINOVA Group Inc. ("FINOVA"), formerly a middle market lender that was dissolved in November 2009.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of HomeFed since August 1998 (Chairman since December 1999) and Jefferies since April 2008. Mr. Steinberg was a director of Fortescue from August 2006 to August 2009 and is an alternate director of Fortescue should Mr. Cumming be unavailable to vote on Fortescue board matters. Since August 2001, Mr. Steinberg served as a director of FINOVA.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company from January 1993 to May 2007. In addition, he has served as a director of Inmet since August 2005 and as a director and Chief Executive Officer of FINOVA since September 2002.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Wheeler joined the Company in March 2000, and has served in a variety of capacities in the Company's subsidiaries and as Vice President of the Company since October 2006. In addition, he has served as a director of ACF since March 2008 and as a director of International Assets Holding Corporation since November 2004.

Mr. O'Connor joined the Company in August 2001 and has served as Vice President of the Company since May 2007.

Mr. Nittoli joined the Company in September 1997, and has served in a variety of capacities in the Company's subsidiaries and as Treasurer of the Company since May 2007, and as Vice President of the Company since September 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2008		
First Quarter	$47.92	$39.53
Second Quarter	56.90	45.72
Third Quarter	48.85	35.72
Fourth Quarter	45.00	12.19
2009		
First Quarter	$22.99	$10.26
Second Quarter	26.31	14.20
Third Quarter	26.47	18.00
Fourth Quarter	26.17	21.01
2010		
First Quarter (through February 16, 2010)	$26.06	$21.30

As of February 16, 2010, there were approximately 2,284 record holders of the common shares.

The Company did not pay any cash dividends in 2009 or 2008 and paid cash dividends of $0.25 per common share in 2007. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

The Company did not purchase any of its common shares during the fourth quarter of 2009.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. At December 31, 2009, the Company is authorized to purchase 11,992,829 common shares.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 1500 Industrial Conglomerates Index for the period commencing December 31, 2004 to December 31, 2009. Index data was furnished by Standard & Poor's Capital IQ. The graph assumes that $100 was invested on December 31, 2004 in each of our common stock, the S&P 500 Index, and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.

Comparison of Cumulative Five Year Total Return



$250
$200
$150
$100
$50
$0
Market Value(s)
2004
2005
2006
2007
2008
2009
Year
Leucadia National Corporation
S&P 500 Index
S&P 1500 Industrial Conglomerates

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$1,119,002**	$1,080,653	$1,154,895	$862,672	$ 689,883
Expenses	**1,369,975**	1,448,608	1,216,138	721,978	554,709
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**(250,973)**	(367,955)	(61,243)	140,694	135,174
Income (loss) from continuing operations before income (losses) related to associated companies	**(258,116)**	(2,041,630)	498,528	98,923	1,266,212
Income (losses) related to associated companies, net of taxes	**780,236**	(539,068)	(21,875)	37,720	(45,133)
Income (loss) from continuing operations (c)	**522,120**	(2,580,698)	476,653	136,643	1,221,079
Income from discontinued operations, including gain (loss) on disposal, net of taxes	**26,475**	43,886	3,619	59,630	415,701
Net income (loss) attributable to Leucadia National Corporation common shareholders	**550,280**	(2,535,425)	484,294	189,399	1,636,041
Per share:					
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$2.17**	$(11.19)	$2.20	$ .60	$5.66
Income from discontinued operations, including gain (loss) on disposal	**.11**	.19	.02	.28	1.93
Net income (loss)	**$2.28**	$(11.00)	$2.22	$ .88	$7.59
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$2.14**	$(11.19)	$2.09	$ .60	$5.34
Income from discontinued operations, including gain (loss) on disposal	**.11**	.19	.01	.25	1.80
Net income (loss)	**$2.25**	$(11.00)	$2.10	$ .85	$7.14

	At December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$2,367,073**	$1,631,979	$4,216,690	$2,657,021	$2,687,846
Total assets	**6,762,364**	5,198,493	8,126,622	5,303,824	5,260,884
Debt, including current maturities	**1,970,371**	2,081,456	2,136,550	1,159,461	1,162,382
Shareholders' equity	**4,361,647**	2,676,797	5,570,492	3,893,275	3,661,914
Book value per common share	**$17.93**	$11.22	$25.03	$18.00	$16.95
Cash dividends per common share	**$ –**	$ –	$ .25	$ .25	$ .13

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition as follows: Keen, November 2009; ResortQuest, June 2007; STi Prepaid, March 2007; Sangart, November 2005; and Idaho Timber, May 2005. For the periods prior to the acquisition, the Company accounted for its equity interest in Keen under the equity method of accounting. As discussed above, Premier is reflected as a consolidated subsidiary from May 2006 until it was deconsolidated in September 2006; it once again became a consolidated subsidiary in August 2007. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $(21,106,000), $(144,542,000), $95,641,000, $117,159,000 and $208,816,000 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively. Net securities gains (losses) are net of impairment charges of $31,400,000, $143,400,000, $36,800,000, $12,900,000 and $12,200,000 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(c) During 2008, the Company recorded a charge to income tax expense of $1,672,100,000 to reserve for substantially all of its net deferred tax asset due to the uncertainty about the Company's ability to generate sufficient taxable income to realize the deferred tax asset. During 2007 and 2005, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements, related footnote disclosures and "Cautionary Statement for Forward-Looking Information," which appear elsewhere in this Report.

Liquidity and Capital Resources

General

The Company's investment portfolio, equity and results of operations can be significantly impacted by the changes in market values of certain securities, particularly during times of increased volatility in security prices. Changes in the market values of publicly traded available for sale securities are reflected in other comprehensive income (loss) and equity. However, changes in the market prices of investments for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. The Company also has non-controlling investments in entities that are engaged in investing and/or securities transactions activities that are accounted for on the equity method of accounting (classified as investments in associated companies), for which the Company records its share of the entities' profits or losses in its consolidated statements of operations. These entities typically invest in public securities, with changes in market values reflected in their earnings, which increases the Company's exposure to volatility in the public securities markets.

The Company's largest publicly traded available for sale equity securities with changes in market values reflected in other comprehensive income (loss) are Fortescue and Inmet. During the year ended December 31, 2009, the market value of the Company's investment in the common shares of Fortescue increased from $377,000,000 to $1,108,000,000, and the market value of the Company's investment in Inmet increased from $90,000,000 to $339,100,000. The market values of the Company's investments in ACF and Jefferies, for which the fair value option was elected, increased during the year with unrealized gains reflected in operations as a component of income related to associated companies. During the year ended December 31, 2009, the Company recognized unrealized gains related to its investments in ACF and Jefferies of $376,500,000 and $469,800,000, respectively. During 2009, the Company also recorded impairment losses for declines in value of securities deemed to be other than temporary in its consolidated statement of operations of $31,400,000, reflected as a component of net securities gains (losses).

Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries, as well as dispositions of existing businesses and investments.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a relatively short period of time. As of December 31, 2009, the sum of these amounts aggregated $2,367,100,000. However, since $484,500,000 of this amount is pledged as collateral pursuant to various agreements, represents investments in non-public securities or is held by subsidiaries that are party to agreements that restrict the Company's ability to use the funds for other purposes, the Company does not consider those amounts to be available to meet the Parent's liquidity needs. The $1,882,600,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities (including the Fortescue common shares of $1,108,000,000 and the Inmet common shares of $339,100,000). The Parent's available liquidity, and the investment income realized from the Parent's cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The Parent's only long-term cash requirement is to make principal payments on its long-term debt ($1,628,700,000 principal outstanding as of December 31, 2009), of which $439,400,000 is due in 2013, $97,600,000 is due in 2014, $500,000,000 is due in 2015, $500,000,000 is due in 2017 and $91,700,000 is due in 2027. Historically, the Parent has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost can not be predicted.

From time to time in the past, the Company has accessed public and private credit markets and raised capital in underwritten bond financings. The funds raised have been used by the Company for general corporate purposes, including for its existing businesses and new investment opportunities. However, given the recent illiquidity in the credit markets, if the Company were to try to raise funds through an underwritten bond offering it may be at a higher interest rate than in the past, or with terms that the Company may not find acceptable. The Company has no current intention to seek additional bond financing, and will rely on its existing liquidity to fund corporate overhead expenses and corporate interest payments and, to fund new investing opportunities, it may also dispose of existing businesses and investments. The Parent's senior debt obligations are rated two levels below investment grade by Moody's Investors Services and one level below investment grade by Standard & Poor's and Fitch Ratings. Ratings issued by bond rating agencies are subject to change at any time.

In February 2009, the Board of Directors authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice. During 2009, the Company repurchased $35,600,000 principal amount of its 7% Senior Notes due 2013 and $6,500,000 principal amount of its 8.65% Junior Subordinated Deferrable Interest Debentures due 2027.

During 2009, the Company issued 5,378,606 common shares upon the conversion of $123,529,000 principal amount of the Company's 3¾% Convertible Senior Subordinated Notes due 2014, pursuant to privately negotiated transactions to induce conversion. The number of common shares issued was in accordance with the terms of the notes; however, the Company paid the former noteholders $26,000,000 to induce conversion. The additional cash payments were recorded as selling, general and other expenses.

In the first quarter of 2009, the Company invested an additional $28,500,000 in Sangart upon the exercise of its remaining warrants, which increased its ownership interest to approximately 92%. Exercising the warrants resulted in the acquisition of a portion of the noncontrolling interest; accordingly, a reduction to the noncontrolling interest of $1,900,000 was recorded. The additional investment along with Sangart's existing cash resources is expected to provide Sangart with sufficient capital to fund activities into the third quarter of 2010. Thereafter, significant additional funding will be needed for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

In April 2009, the Company's real estate subsidiary, MB1, received several notices of default with respect to nonrecourse indebtedness ($100,500,000 at December 31, 2009) that is collateralized by its real estate project. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds to do so and the Company is under no obligation and has no intention to contribute additional capital to MB1 to pay off the loan. MB1 received an additional default notice for failure to repay the bank loan but its lenders have not commenced foreclosure proceedings. The loan has been classified as a current liability as of December 31, 2009 and 2008.

In June 2009, the Company terminated its $100,000,000 bank credit facility; no amounts were outstanding under this facility.

In November 2009, the Company purchased the other 50% equity interest in Keen that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company.

In December 2009, Berkadia acquired the North American commercial mortgage origination and servicing business of Capmark. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year $1 billion secured credit facility, which was used to purchase outstanding mortgage loans and servicer advances from Capmark. The credit facility may be used to fund mortgage loans and servicer advances, to purchase mortgage servicing rights and for working capital needs. The Company has guaranteed Berkadia's repayment of 50% of the credit facility when due ($580,500,000 was outstanding under the facility at December 31, 2009).

As of December 31, 2009, the Company had acquired approximately 25% of the outstanding common shares of ACF for aggregate cash consideration of $418,600,000. The Company's investment in ACF is classified as an investment in an associated company and carried at fair value, which was $639,800,000 at December 31, 2009 market prices. As of December 31, 2009, the Company had acquired approximately 29% of the outstanding common shares of Jefferies for cash and common shares of the Company aggregating $794,400,000. The Company's investment in Jefferies is classified as an investment in an associated company and carried at fair value, which was $1,152,900,000 at December 31, 2009 market prices. The Company's investment in ACF is subject to a standstill agreement which expires in March 2010 and its investment in Jefferies is subject to a standstill agreement which expires in April 2010.

During the years ended December 31, 2009 and 2008, the Company received distributions totaling $11,300,000 and $44,900,000, respectively, from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York Insurance Department. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York Insurance Department, income will only be recognized when received.

In February 2010, the Company sold 30,000,000 common shares of Fortescue for net cash proceeds of $121,500,000, which will result in the recognition of a net securities gain of $94,900,000 in the first quarter of 2010.

In March 2007, the Board of Directors increased the number of the Company's common shares that the Company is authorized to purchase. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without notice. During the three year period ended December 31, 2009, the only common shares acquired by the Company were in connection with the exercise of stock options. As of February 16, 2010, the Company is authorized to repurchase 11,992,829 common shares.

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties.

In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 17 of Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

As discussed above, the Company relies on the Parent's available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require material funds from the Parent to support their operating activities, and the Parent does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a material impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from certain of the Company's investments in partnerships accounted for under the equity method are generally outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash of $133,400,000 was used for operating activities in 2009 as compared to $8,800,000 of net cash provided by operating activities in 2008. The change in operating cash flows reflects decreased funds generated from activity in the trading portfolio and decreased distributions of earnings from associated companies. STi Prepaid's telecommunications operations generated funds from operating activities of $3,400,000 during 2009 as compared to $5,900,000 generated during 2008. The funds used by the Company's property management and services segment during 2009 were not material and were $7,800,000 during 2008, primarily reflecting reduced receivables; Premier generated funds of $21,900,000 and $13,300,000 during 2009 and 2008, respectively, primarily reflecting increased operating results; Keen used funds of $5,400,000 during the period from acquisition through December 31, 2009; and the Company's manufacturing segments generated funds from operating activities of $30,300,000 and $36,900,000 in 2009 and 2008, respectively, primarily reflecting decreased operating results. Funds used by Sangart, a development stage company, decreased to $20,300,000 during 2009 from $35,000,000 during 2008. In 2009, distributions from associated companies principally include earnings distributed by HFH ShortPLUS Fund, L.P. ("Shortplus") ($14,500,000), Keen ($8,400,000) and Garcadia ($11,100,000). Funds provided by operating activities include $11,300,000 and $44,900,000 in 2009 and 2008, respectively, from funds distributed by Empire, a discontinued operation. In 2008, distributions from associated companies principally include earnings distributed by Shortplus ($50,000,000), JHYH ($4,300,000), Jefferies ($5,500,000), Keen ($16,100,000) and Garcadia ($10,300,000).

Net cash of $8,800,000 was provided by operating activities in 2008 as compared to $18,400,000 of net cash used for operating activities in 2007. The change reflects increased funds generated from the trading portfolio, increased distributions of earnings from associated companies and a use of funds for increased interest expense payments. Funds used for operating activities during 2008 include the results of companies acquired during 2007, STi Prepaid and ResortQuest, and the results of Premier following its reconsolidation in the third quarter of 2007. STi Prepaid's telecommunications operations generated funds from operating activities of $5,900,000 and $26,700,000 during the 2008 and 2007, respectively, the Company's property management and services segment used funds of $7,800,000 in 2008 and generated funds from operating activities of $4,000,000 in 2007, Premier generated funds of $13,300,000 in 2008 and used funds of $30,100,000 in 2007 and the Company's manufacturing segments generated funds of $36,900,000 and $30,400,000 in 2008 and 2007, respectively. The decrease in funds generated by STi Prepaid principally reflects reduced operating profits and additional investments in net working capital of acquired businesses. The reduction in Premier's use of funds principally reflects cash used in 2007 for bankruptcy and reconstruction related items. The decrease in operating cash flows at the property management and services segment principally results from the net change in restricted cash at ResortQuest. Funds used by Sangart increased to $35,000,000 during 2008 from $24,800,000 during 2007. Funds provided by operating activities in 2008 also include $44,900,000 of funds distributed by Empire. In 2007, distributions from associated companies principally include earnings distributed by JPOF II ($29,200,000), EagleRock Capital Partners (QP), LP ("EagleRock") ($15,000,000) and Garcadia ($6,700,000).

Net cash of $72,000,000 was provided by investing activities in 2009 as compared to net cash flows used for investing activities of $403,000,000 in 2008 and $957,400,000 in 2007. During 2008, funds used for acquisitions of and capital expenditures for real estate investments principally relate to the Myrtle Beach project ($67,000,000), land used by certain Garcadia dealerships ($20,400,000) and the real estate development projects in Maine ($7,500,000). During 2007, funds provided by the disposal of real estate, property and equipment and other assets include the sale of the former headquarters building of WilTel Communications Group, LLC ("WilTel") for $53,500,000. WilTel was sold in 2005 but the headquarters building was not included in the sale. During 2008, acquisitions, net of cash acquired principally include an acquisition by the wineries ($19,200,000) and various small acquisitions by STi Prepaid. During 2007, acquisitions, net of cash acquired principally include assets acquired by STi Prepaid from Telco ($85,400,000) and ResortQuest ($9,700,000) and cash acquired upon the reconsolidation of Premier ($17,300,000). During 2007, the change in restricted cash principally results from the $56,500,000 escrow deposit made in connection with the Panama City real estate project.

Investments in associated companies include CLC ($43,300,000), ACF ($13,300,000) and Berkadia ($217,200,000) in 2009, Jefferies ($396,100,000), ACF ($335,200,000), IFIS Limited ("IFIS") ($83,900,000), CLC ($56,700,000) and Garcadia ($34,000,000) in 2008, JHYH ($250,000,000), Pershing Square ($200,000,000), Keen ($108,000,000), RCG Ambrose, L.P. ("Ambrose") ($75,000,000), Highland Opportunity Fund, L.P. ("Highland Opportunity") ($74,000,000), Shortplus ($25,000,000), CLC ($53,500,000) and Premier ($160,500,000) in 2007. Capital distributions from associated companies include Keen ($28,300,000), Wintergreen Partners Fund, L.P. ("Wintergreen") ($39,000,000), Shortplus ($24,900,000) and Starboard Value Opportunity Partners, LP ($11,500,000) in 2009, Safe Harbor Domestic Partners L.P. ("Safe Harbor") ($19,300,000), Keen ($36,000,000), Highland Opportunity ($40,000,000), Ambrose ($72,900,000) and EagleRock ($12,500,000) in 2008 and Keen ($33,200,000) and Safe Harbor ($25,000,000) in 2007.

Net cash of $21,900,000 was used for financing activities in 2009 as compared to net cash provided by financing activities of $174,800,000 in 2008 and $1,145,500,000 in 2007. Issuance of long-term debt for 2009 and 2008 primarily reflects the increase in repurchase agreements (discussed below) of $47,500,000 and $26,100,000, respectively, and $2,600,000 and $62,400,000, respectively, for MB1's debt obligation. During 2007, issuance of debt, net of expenses, includes $500,000,000 principal amount of 7⅛% Senior Notes and $500,000,000 principal amount of 8⅛% Senior Notes. Reduction of debt for 2009 includes $29,600,000 for the buyback of $35,600,000 principal amount of the 7% Senior Notes and $5,800,000 for the buyback of $6,500,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Reduction of debt in 2008 includes the termination of a capital lease obligation upon the Company's exercise of its right to purchase corporate aircraft secured by a capital lease ($8,200,000). The reduction of debt during 2007 principally relates to the repurchase agreements. Issuance of common shares for 2008 principally reflects cash consideration received on the sale of common shares to Jefferies. Issuance of common shares for 2007 principally reflects the issuance and sale of 5,500,000 of the Company's common shares. In addition, issuance of common shares reflects the exercise of employee stock options for all periods.

Debt due within one year includes $198,600,000 and $151,100,000 as of December 31, 2009 and 2008, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 0.3%, mature in January 2010 and are secured by non-current investments with a carrying value of $210,400,000 at December 31, 2009. Debt due within one year also includes $100,500,000 related to MB1's debt obligation, discussed above.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft, of which $35,000,000 is currently outstanding. The Parent company has guaranteed this financing.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $328,600,000 at December 31, 2009. For more information, see Note 13 of Notes to Consolidated Financial Statements.

As shown below, at December 31, 2009, the Company's contractual cash obligations totaled $2,999,810,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt, including current maturities	$1,976,699	$312,592	$ 34,249	$538,132	$1,091,726
Estimated interest expense on debt	759,532	123,735	239,578	193,253	202,966
Estimated payments related to derivative financial instruments	2,613	2,082	531	–	–
Planned funding of pension and postretirement obligations	69,457	16,820	52,098	182	357
Operating leases, net of sublease income	144,082	13,745	25,556	20,433	84,348
Asset purchase obligations	20,901	16,630	1,978	1,606	687
Other	26,526	1,767	3,009	3,000	18,750
Total Contractual Cash Obligations	$2,999,810	$487,371	$356,999	$756,606	$1,398,834

The estimated interest expense on debt includes interest related to variable rate debt which the Company determined using rates in effect at December 31, 2009. Estimated payments related to a currency swap agreement are based on the currency rate in effect at December 31, 2009. Amounts related to the Company's consolidated pension liability ($68,200,000) are included in the table in the less than 1 year period ($16,500,000) and the remainder in the 1-3 year period; however, the exact timing of those cash payments is uncertain. The above amounts do not include liabilities for unrecognized tax benefits as the timing of payments, if any, is uncertain. Such amounts aggregated $9,600,000 at December 31, 2009; for more information, see Note 17 of Notes to Consolidated Financial Statements.

The Company maintained defined benefit pension plans covering certain operating units prior to 1999, and WilTel also maintained defined benefit pension plans that were not transferred in connection with the sale of WilTel. At December 31, 2009, the Company had recorded a liability of $68,200,000 on its consolidated balance sheet for its unfunded defined benefit pension plan obligations. This amount represents the difference between the present value of amounts owed to current and former employees (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in these plans have been frozen, future changes to the unfunded benefit obligation are expected to principally result from benefit payments, changes in the market value of plan assets, differences between actuarial assumptions and actual experience and interest rates.

The Company is in the process of seeking approval from various government entities to terminate the Company's (not WilTel's) frozen defined benefit pension plan; the Company anticipates it will terminate this plan in the fourth quarter of 2010. If terminated, the Company expects it will have to contribute an additional $10,500,000 to the plan. The Company also expects to make substantial contributions to the segregated trust account for the WilTel defined benefit pension plan in the future to reduce its plan liabilities and reduce administrative and insurance costs associated with the plan. The Company expects to contribute $6,000,000 to WilTel's defined benefit pension plan in 2010. The tax deductibility of these contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income. Other than these aggregate $16,500,000 expected 2010 contributions, the timing and amount of additional contributions are uncertain.

As of December 31, 2009, certain amounts for these plans are reflected separately in the table below (dollars in thousands):

	The Company's Plans	WilTel's Plans
Projected benefit obligation	$51,157	$184,689
Funded status – balance sheet liability at December 31, 2009	9,189	59,005
Deferred losses included in other comprehensive income (loss)	17,075	46,887
Discount rate used to determine the projected benefit obligation	4.35%	6.00%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. For the Company's plan, a discount rate was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. For the WilTel plan, the timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market.

These discount rates will be used to determine pension expense in 2010. Holding all other assumptions constant, a 0.25% change in these discount rates would affect aggregate pension expense by $500,000 and the aggregate benefit obligation by $8,000,000.

The deferred losses in other comprehensive income (loss) primarily result from differences between the actual and assumed return on plan assets and changes in actuarial assumptions, including changes in discount rates and changes in interest credit rates. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $27,800,000 at December 31, 2009 for all plans. A portion of these excess deferred losses will be amortized to expense during 2010 based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the specific plan, which are more fully discussed in Note 18 of Notes to Consolidated Financial Statements. Prior to 2008, differences between the actual and expected rates of return on plan assets have not been material. During 2008, the fair value of the WilTel plan assets declined significantly due to the decline in securities markets worldwide. This decline is the reason for the significant increase in the balance sheet liability for the WilTel plan during 2008.

Off-Balance Sheet Arrangements

At December 31, 2009, the Company's off-balance sheet arrangements consist of guarantees and letters of credit aggregating $387,500,000. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2009, the amount of outstanding bonds was $5,000,000, almost all of which expires in 2010. Subsidiaries of the Company have outstanding letters of credit aggregating $20,200,000 at December 31, 2009, principally to secure various obligations. Substantially all of these letters of credit expire before 2012.

As discussed above, the Company has also guaranteed 30% of the amounts outstanding under CLC's intercompany loan from Inmet. At December 31, 2009, $240,100,000 was outstanding under the intercompany loan; accordingly, the Company's outstanding guaranty at that date was $72,000,000.

As discussed above the Company has also guaranteed Berkadia's repayment of 50% of the five-year credit facility issued by a subsidiary of Berkshire Hathaway. At December 31, 2009, the amount outstanding under the facility was $580,500,000; accordingly, the Company's outstanding guaranty at that date was $290,300,000.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–At December 31, 2009, the Company's valuation allowance for its net deferred tax asset fully reserved for all of the potential future tax savings from federal NOLs and for a substantial portion of its state NOLs. In accordance with GAAP, the Company records a valuation allowance to reduce its deferred tax asset to the net amount that is more likely than not to be realized. The amount of any valuation allowance recorded does not in any way adversely affect the Company's ability to use its NOLs to offset taxable income in the future. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its net recorded deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During the second half of 2008 the Company recorded significant unrealized losses on many of its largest investments, recognized other than temporary impairments for a number of other investments and reported reduced profitability from substantially all of its operating businesses, all of which contributed to the recognition of a pre-tax loss of $859,500,000 in the consolidated statement of operations and a pre-tax loss in other comprehensive income (loss) of $1,579,200,000 for the year ended December 31, 2008. The worldwide economic downturn has adversely affected many of the Company's operating businesses and investments, and the nature of the current economic difficulties make it impossible to reliably project how long the downturn will last. Additionally, the 2008 losses recognized by the Company resulted in a cumulative loss in total comprehensive income (loss) during the three year period ending December 31, 2008. In assessing the realizability of the net deferred tax asset at December 31, 2008, the Company concluded that its recent operating loss and the then current economic conditions worldwide be given more weight than its projections of future taxable income during the period that it has NOLs available (until 2030), and be given more weight than the Company's long track record of generating taxable income. As a result, the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance in 2008 by $1,672,100,000 with a corresponding charge to income tax expense.

Prior to 2008, the Company's long track record of generating taxable income, its cumulative taxable income for the then recent prior periods and its projections of future taxable income were the most heavily weighted factors considered when determining how much of the net deferred tax asset was more likely than not to be realizable. As a result, during 2005 the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $1,135,100,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. An additional $542,700,000 of the valuation allowance was reversed as a credit to income tax expense in 2007. The Company's estimate of future taxable income considered all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each material operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs.

The Company will continue to evaluate the realizability of its net deferred tax asset in future periods. However, before the Company would reverse any portion of its valuation allowance in excess of taxes recorded on reported income, it will need positive evidence that it has historical positive cumulative taxable income over a period of time which is likely to continue in future periods. At that time, any decrease to the valuation allowance would be based upon the Company's projections of future taxable income, which are inherently uncertain.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) is the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The retail center is approximately 90% leased and the office space is approximately 25% leased. Certain of the apartment units are allocated for long-term rental (114 units) and are substantially leased; the remaining apartment units are marketed as vacation rentals. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2009, that is collateralized by the real estate. If MB1 is unable to make debt service or principal payments on the loan the Company is under no obligation to make those payments.

Current economic conditions have adversely impacted the majority of the retail tenants at the retail center. Over 20 retail tenants have requested reductions in rent payments, some of which have been granted; certain other tenants are not paying the full amount of rent due while their leases are being renegotiated. During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. Based on the assumptions discussed below the Company concluded that the carrying amount was not recoverable; accordingly, the Company recorded an impairment charge of $67,800,000, (classified as selling, general and other expenses) which reduced the carrying amount of MB1's real estate to its fair value of $71,300,000 at June 30, 2009.

The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. Although the retail center has a remaining useful life of 38 years, the Company prepared cash flow models assuming it would operate the retail center over periods of 7, 10 or 20 years and then sell the retail center at the end of those periods. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. The Company assumed that requested reductions in rent would continue through 2012 before returning to pre-abatement levels. Projected net cash flow before debt service included assumptions for vacancies, rent renewal rates, expense increases and allowances for tenant improvements for new tenants. The Company also prepared an additional model that assumed the bank lenders foreclose on their loan and take title to MB1's real estate. Although the Company would not receive any cash flow in the event the lenders foreclose on the mortgaged property, since the Company's debt obligation of $100,500,000 is without recourse to the Company, the impairment loss would be limited to the excess, if any, of the book value of the real estate over the debt obligation. The Company calculated the fair value of MB1's real estate by probability-weighting the present values of the various possible outcomes.

The cash flow projections assume some recovery in the local and national economy over the next few years. If economic conditions do not improve and the bank lenders do not foreclose, it is possible that MB1 will have to continue to provide rent reductions for its properties which could result in further impairment charges to the carrying value of the real estate. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company is under no obligation and has no intention to provide the funds to MB1 to pay off the loan. MB1 received an additional default notice for failure to repay the bank loan but its lenders have not commenced foreclosure proceedings. If MB1's bank lenders foreclose in the future, the Company would record a gain equal to the excess of the loan balance over the then book value of the real estate. At December 31, 2009, the carrying value of MB1's real estate was $69,400,000.

In addition to the MB1 impairment, during 2009 the Company recorded impairment losses on long-lived assets aggregating $6,200,000, classified as selling, general and other expenses. Of this amount, $2,600,000 related to its manufacturing segment (primarily Idaho Timber) and $3,600,000 related to its real estate segment. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at one of its plants, and as a result decided to close the plant. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. The carrying values of long-lived assets held and used and intangible assets were written down to their fair values, determined using the present value of expected future cash flows. The Company wrote down certain real estate properties that are held for sale for which the fair values were primarily based on appraisals or prices for similar assets. The Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company has recently decided to sell. The Company wrote down this real estate property to fair value primarily using market information for similar assets.

During 2008, the Company recorded impairment losses on long-lived assets aggregating $3,200,000, of which $800,000 related to its gaming entertainment segment, $1,300,000 related to its real estate segment and $1,100,000 related to its other operations segment. There were no impairment losses recorded during 2007.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in property and equipment (for example, manufacturing, gaming entertainment, land based oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Securities–Declines in the fair values of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company has a portfolio of non-agency mortgage-backed bond securitizations, which were acquired at significant discounts to face amounts and are accounted for as acquisitions of impaired loans. The Company estimates the future cash flows for these securities to determine the accretable yield; increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost due to credit losses are recognized as impairments in the consolidated statements of operations. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis, the Company re-estimates the future cash flows of these securities and records impairment charges if appropriate. The fair values for these securities are primarily determined using an income valuation model to calculate the present value of expected future cash flows, which incorporates assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates.

The Company recorded the following impairment charges for securities in the consolidated statement of operations for the three years in the period ended December 31, 2009 (in thousands):

	2009	2008	2007
Publicly traded securities	**$14,400**	$ 99,600	$ 1,800
Non-public securities and private equity funds	**2,200**	29,700	35,000
Non-agency mortgage-backed bond securitizations	**14,800**	14,100	–
Totals	**$31,400**	$143,400	$36,800

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be materially impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships have been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired. Garcadia's cash flow projections assume that new car sales at their foreign car dealerships remain flat with 2009 sale levels through 2011 and project growth thereafter. Cash flow projections at dealerships that sell domestic cars are projected to continue to decline through 2012 or 2013 with projected growth thereafter. None of Garcadia's automobile dealerships are currently expected to close as a result of the restructuring of the U.S. automobile manufacturers. However, if new vehicle sales at Garcadia's automobile dealerships are less than projected amounts or dealerships are closed, further impairment charges are likely.

During 2008, the Company's equity in losses of IFIS includes impairment charges of $63,300,000. IFIS is a private Argentine company that owns a variety of investments, and its largest investment is ownership of common shares of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud"), an agricultural company primarily based in Argentina. As a result of significant declines in quoted market prices for Cresud and other investments of IFIS, combined with declines in worldwide food commodity prices, the global mortgage and real estate crisis and political and financial conditions in Argentina, the Company determined that its investment in IFIS was impaired. The fair value of the Company's investment in IFIS was principally determined using quoted market prices of IFIS's investments. In January 2009, IFIS raised a significant amount of new equity in a rights offering in which the Company did not participate. As a result, the Company's ownership interest in IFIS was reduced to 8% and the Company no longer applies the equity method of accounting for this investment. At December 31, 2009, the Company's investment in IFIS was classified as a non-current investment.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made to determine these values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2009, the book value of goodwill was $9,300,000. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets recorded in a business combination like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. In November 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's $105,000,000 preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company was required to record Keen's assets and liabilities at fair value, and was required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,300,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its carrying value

($85,900,000); accordingly the Company included a charge of $36,500,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

As of the date of acquisition, Keen's assets principally consisted of cash and other current assets and property and equipment. The Company engaged an independent valuation and appraisal firm to assist in its determination of the fair value of Keen's property and equipment, identifiable intangible assets, if any, and corresponding equity value; the fair values of cash and working capital were $20,700,000, property and equipment were $221,200,000 and Keen's other assets and liabilities were not material. The methods used to determine the fair values included estimating Keen's business enterprise value, utilizing both discounted cash flow and market comparable based approaches. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets. Excluding intercompany loans, Keen's liabilities principally consisted of trade payables which were recorded at face value.

The most significant estimate made in recording the acquisition of Keen was the amount recorded for property and equipment, principally drilling rigs and related equipment. During 2009, Keen's revenue volume and profitability were adversely affected by the expiration of term contracts during a time of low gas prices, high levels of natural gas in storage and generally adverse economic conditions that have reduced the drilling activity of Keen's customers. If these trends continue and Keen's revenues remain depressed, it is possible that the fair values of Keen's property and equipment may decline, resulting in the recording of impairment charges in the future.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 90% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $358,200,000 at December 31, 2009. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been materially different from their estimated fair values.

The fair values of the Company's portfolio of non-agency mortgage-backed bond securitizations, which are primarily determined using an income valuation model to calculate the present value of expected future cash flows, are considered to be Level 3 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a material adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be material to results of operations for that period. As of December 31, 2009, the Company's accrual for contingent losses was not material.

Results of Operations

Substantially all of the Company's operating businesses sell products or services that are impacted by general economic conditions in the U.S. and to a lesser extent internationally. Poor general economic conditions have reduced the demand for products or services sold by the Company's operating subsidiaries and/or resulted in reduced pricing for products or services. Troubled industry sectors, like the residential real estate market, have had an adverse direct impact not only on the Company's real estate and property management and services segments, but have also had an adverse indirect impact on some of the Company's other operating segments, including manufacturing and gaming entertainment. The discussions below concerning revenue and profitability by segment consider current economic conditions and the impact such conditions have had and may continue to have on each segment; however, should general economic conditions worsen and/or if the country experiences a prolonged recession, the Company believes that all of its businesses would be adversely impacted.

A summary of results of continuing operations for the Company for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies:			
Manufacturing:			
Idaho Timber	**$ (12,680)**	$ 769	$ 9,097
Conwed Plastics	**11,578**	13,985	17,364
Telecommunications	**354**	11,884	18,440
Oil and Gas Drilling Services	**46,738**	–	–
Property Management and Services	**827**	(1,885)	(6,522)
Gaming Entertainment	**2,379**	975	(9,280)
Domestic Real Estate	**(71,298)**	(14,695)	(8,276)
Medical Product Development	**(23,818)**	(36,586)	(36,548)
Other Operations	**(36,393)**	(40,378)	(17,640)
Corporate	**(168,660)**	(302,024)	(27,878)
Total consolidated loss from continuing operations before income taxes and income (losses) related to associated companies	**(250,973)**	(367,955)	(61,243)
Income (losses) related to associated companies before income taxes	**805,803**	(536,816)	(31,218)
Total consolidated income (loss) from continuing operations before income taxes	**554,830**	(904,771)	(92,461)
Income taxes:			
Loss from continuing operations before income (losses) related to associated companies	**(7,143)**	(1,673,675)	559,771
Associated companies	**(25,567)**	(2,252)	9,343
Total income taxes	**(32,710)**	(1,675,927)	569,114
Income (loss) from continuing operations	**$ 522,120**	$(2,580,698)	$476,653

Manufacturing–Idaho Timber

A summary of results of operations for Idaho Timber for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$142,709**	$235,260	$292,195
Expenses:			
Cost of sales	**140,428**	219,206	266,564
Salaries and incentive compensation	**5,575**	6,397	7,837
Depreciation and amortization	**4,317**	4,411	4,635
Selling, general and other expenses	**5,069**	4,477	4,062
	155,389	234,491	283,098
Income (loss) before income taxes	**$(12,680)**	$ 769	$ 9,097

Idaho Timber's revenues for 2009 continued to reflect the weak demand resulting from reductions in housing starts and the excess supply of high-grade lumber in the marketplace. Shipment volume and average selling prices decreased approximately 32% and 9%, respectively, in 2009 as compared to 2008. Idaho Timber expects that the abundance of existing homes available for sale in the market will continue to negatively impact housing starts and Idaho Timber's revenues during 2010. Until housing starts begin to increase, annual dimension lumber shipping volume may remain flat or could decline further. Curtailment of production at primary sawmills due to their operating losses could reduce excess supply to some degree; however, spread (as discussed below) may not improve since price pressure for low-grade lumber may increase if supplies are further reduced. Idaho Timber's revenues for 2009 also reflect the loss of a large home center board customer, which discontinued purchasing pine boards through its vendor managed inventory program effective July 1, 2008. Revenues from this customer pursuant to this program were $8,000,000 during 2008. Idaho Timber's 2008 revenues and other income include $4,200,000 from the settlement of an insurance claim.

The weak demand resulting from reductions in housing starts and the abundant supply of high-grade lumber in the marketplace also impacted Idaho Timber's revenues for 2008. Shipment volume in 2008 declined by 20% as compared to 2007; average selling prices did not significantly change in 2008 as compared to 2007.

Raw material costs, the largest component of cost of sales (approximately 77% of cost of sales), declined for 2009 as compared to 2008, principally due to the same market conditions that negatively impacted revenues. Raw material cost per thousand board feet decreased approximately 9% in 2009 as compared to 2008. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is not necessarily the same. The difference between Idaho Timber's selling price and raw material cost per thousand board feet for 2009 was lower than 2008. Cost of sales during 2009 also includes charges of $1,400,000 to reduce the carrying value of certain timber deed contracts. The reduced spread combined with low shipment volume resulted in negative gross profit for the fourth quarter of 2009. If shipment volume remains depressed and cost of raw material remains high relative to selling price, Idaho Timber could experience negative gross profit in future quarters.

While raw material costs declined for 2008 as compared to 2007, principally due to the same market conditions that negatively impacted revenues, raw material cost per thousand board feet did not significantly change for 2008 as compared to 2007. The spread for 2008 declined by 14% as compared to 2007.

Salaries and incentive compensation expense declined in 2009 as compared to 2008 and in 2008 as compared to 2007 principally due to a decrease in estimated incentive bonus expense. Selling, general and other expenses for 2009 reflect impairment losses on long-lived assets related to one of Idaho Timber's plants of $2,100,000. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at that plant, and as a result has decided to close this plant.

Manufacturing–Conwed Plastics

A summary of results of operations for Conwed Plastics for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$82,094**	$106,004	$105,418
Expenses:			
Cost of sales	**56,539**	75,994	74,139
Salaries and incentive compensation	**6,740**	7,834	6,701
Depreciation and amortization	**318**	183	171
Selling, general and other expenses	**6,919**	8,008	7,043
	70,516	92,019	88,054
Income before income taxes	**$11,578**	$ 13,985	$ 17,364

Revenues declined in substantially all of Conwed Plastics' markets in 2009 as compared to 2008. Conwed Plastics' revenues in 2009 were particularly adversely impacted in those markets related to the housing industry, which include the carpet cushion, building and construction, erosion control and turf reinforcement markets. In addition, revenues from the erosion control, packaging and carpet cushion markets declined in 2009 as some business was lost to competitors. Conwed Plastics expects revenues to continue to be adversely impacted in those markets related to housing, and also expects that the poor domestic and international economic conditions will continue to adversely affect its other markets.

While Conwed Plastics' revenues from the packaging and filtration markets increased during 2008 largely due to acquisitions made in 2007, and in the European markets due to an acquisition in 2007, new customers and the impact of foreign exchange, its business continued to be adversely impacted in those markets related to the housing industry.

The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price tends to fluctuate with the price of oil. Prices for polypropylene declined in 2009 as compared to 2008 improving gross margins; prices for polypropylene resin were higher in 2008 than 2007. The volatility of oil and natural gas prices along with current general economic conditions worldwide make it difficult to predict future raw material costs. In addition to managing resin purchases, Conwed Plastics has improved its ability to reduce and/or reuse scrap and continues to seek further improvements in order to increase raw material utilization.

Gross margins improved in 2009 as compared to 2008 primarily due to decreased raw material costs and lower labor costs due to headcount reductions. Gross margins declined in 2008 as compared to 2007 principally due to product mix and raw material cost increases.

Pre-tax results for 2009 reflect a decline in salaries and incentive compensation expense principally due to a decrease in headcount and a related reduction in estimated incentive bonus expense, and a decline in selling, general and other expenses primarily due to lower professional and legal fees. Selling, general and other expenses for 2009 also reflect impairment losses on long-lived assets of $400,000. Pre-tax results for 2008 reflect $1,100,000 of higher salaries and incentive compensation expense as compared to 2007 principally due to an increase in estimated incentive bonus expense and greater headcount related to acquisitions.

Telecommunications

A summary of results of operations for STi Prepaid for the two years in the period ended December 31, 2009 and for the period from the date of acquisition (March 2007) through December 31, 2007 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$426,068**	$452,422	$363,218
Expenses:			
Cost of sales	**363,885**	392,469	309,045
Interest	**49**	81	140
Salaries and incentive compensation	**12,150**	10,649	8,143
Depreciation and amortization	**4,090**	1,416	491
Selling, general and other expenses	**45,540**	35,923	26,959
	425,714	440,538	344,778
Income before income taxes	**$ 354**	$ 11,884	$ 18,440

Prepaid calling card revenue, which increased from $342,600,000 in 2008 to $369,100,000 in 2009, includes $91,900,000 of revenues from acquisitions. STi Prepaid believes that the decline in prepaid calling card revenues in 2009 (exclusive of the revenues from acquisitions) as compared to 2008 reflects poor economic conditions in the markets that STi Prepaid operates, strong industry competition and the growth of wireless service providers and software applications that use voice over internet protocol for international long distance calls. Gross margins did not significantly change in 2009 as compared to 2008. Carrier wholesale service business, which has lower gross margins than the prepaid calling card business, decreased from $79,800,000 in 2008 to $51,700,000 in 2009 primarily due to reduced business from a large customer during the current year and the loss of a large customer in the second quarter of 2008. Salaries and incentive compensation expense declined in 2009 (exclusive of amounts related to businesses acquired) principally due to a reduction in estimated incentive bonus expense. Salaries and incentive compensation expense for 2009 includes $4,100,000 related to businesses acquired. The increase in selling, general and other expenses for 2009 principally reflects $7,600,000 related to businesses acquired and greater regulatory fees of $5,500,000.

Prepaid calling card revenue, which increased from $316,700,000 for the 2007 period to $342,600,000 for the year ended December 31, 2008, includes $18,800,000 of revenues from acquisitions made by STi Prepaid during 2008. While prepaid calling card revenues either declined or were largely flat throughout most of 2008 (exclusive of the revenues from acquisitions), and declined compared to those for the fourth quarter of 2007, gross margins improved principally due to fewer launches of new prepaid calling cards with low introductory rates and a reduction in certain unprofitable prepaid calling card business. Carrier wholesale service business increased from $29,700,000 for the 2007 period to $79,800,000 for the year ended December 31, 2008. Pre-tax results for 2008 also reflect $2,900,000 of higher selling, general and other expenses and $1,100,000 of higher salaries and incentive compensation expense from the acquisitions.

Keen

A summary of results of operations for Keen for the period from the date of acquisition (November 2009) through December 31, 2009 is as follows (in thousands). As more fully discussed above, prior to the date of acquisition Keen was accounted for under the equity method of accounting.

Revenues and other income	**$60,459**
Expenses:	
Interest	**188**
Salaries and incentive compensation	**4,336**
Depreciation and amortization	**3,103**
Selling, general and other expenses	**6,094**
	13,721
Income before income taxes	**$46,738**

As more fully discussed above, other income includes a gain of $49,300,000 resulting from the bargain purchase. Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and levels of natural gas in storage. The natural gas exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. During 2009, low natural gas prices, rising levels of natural gas storage and tight credit markets forced many of Keen's customers to make significant reductions in their drilling programs, which adversely impacted Keen's revenues and profitability. Although there has been recent improvement in natural gas prices, Keen's profitability will not significantly improve without increased natural gas demand to sustain the rise in natural gas prices. Increased industrial demand for natural gas, which is tied to achieving economic recovery, is required to significantly improve demand. In the short term, a colder than average winter can also impact demand for natural gas.

Property Management and Services

A summary of results of operations for the property management and services segment for the two years in the period ended December 31, 2009 and for the period from the date of acquisition (June 2007) through December 31, 2007 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$117,190**	$142,006	$81,528
Expenses:			
Direct operating expenses	**92,421**	113,768	65,992
Salaries and incentive compensation	**4,630**	5,639	3,996
Depreciation and amortization	**3,611**	4,592	3,145
Selling, general and other expenses	**15,701**	19,892	14,917
	116,363	143,891	88,050
Income (loss) before income taxes	**$ 827**	$ (1,885)	$(6,522)

The decline in ResortQuest's revenues and other income in 2009 as compared to 2008 primarily reflects lower average daily rates ("ADR") and the exiting of certain rental management locations. ResortQuest's ADR declined approximately 13% in 2009 as compared to 2008, principally due to discounts given in all markets due to competition and excess availability, fewer reservations for its ski locations, which typically have higher ADRs than beach locations and a decrease in ResortQuest's rental management properties in certain locations that typically have higher ADRs. ResortQuest's occupancy percentage for 2009 was moderately lower as compared to 2008. Subsequent to year-end, ResortQuest has continued to see a decline in advance reservations for its ski locations and many of its beach locations. ResortQuest believes that the decline in advance reservations is largely due to the adverse economic conditions and with respect to its fly to markets, fewer scheduled flights at increased fares.

ResortQuest's net real estate brokerage revenues were $4,000,000 in 2009 and $8,700,000 in 2008. The 2008 revenue was principally recorded upon the completion of certain large development projects. Its real estate brokerage services, which are concentrated in Northwest Florida and Delaware, tend to be cyclical, and experience the same volatility that residential real estate and new construction markets experience. Since acquisition, its real estate brokerage business has been and will continue to be negatively impacted by the depressed real estate market.

While ResortQuest's occupancy percentage for the year ended December 31, 2008 did not significantly change as compared to that for 2007 (inclusive of the pre-acquisition period), its occupancy percentage for the fourth quarter of 2008 declined as compared to the fourth quarter of 2007. In addition, ADRs for 2008, particularly those for the fourth quarter, declined compared to those for the same periods in 2007. The declines in occupancy and ADRs primarily reflect fewer reservations for its ski locations, an increase in available properties in certain beach locations, as well as rate discounts given on properties due to competition and excess availability.

Reservations did increase at beach and golf locations but not enough to offset the overall decline in occupancy percentage.

The decline in direct operating expenses in 2009 as compared to 2008 principally reflects workforce reductions and other related cost saving initiatives, and the exiting of certain rental management locations. The reduction in selling, general and other expenses in 2009 primarily reflects lower advertising costs.

Gaming Entertainment

As more fully discussed above, Premier was accounted for as a consolidated subsidiary when acquired during 2006; however, while in bankruptcy proceedings from September 19, 2006 to emergence on August 10, 2007, Premier was accounted for under the equity method of accounting. Upon emergence from bankruptcy, Premier was once again consolidated by the Company. Premier's casino and hotel operations opened to the public on June 30, 2007; prior to opening, Premier's activities principally consisted of rebuilding and repairing the hotel and casino facilities that were severely damaged by Hurricane Katrina, and its bankruptcy proceedings.

A summary of results of operations for Premier for the two years in the period ended December 31, 2009 and for the period from emergence from bankruptcy (date of reconsolidation) through December 31, 2007 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$103,583**	$119,090	$38,463
Expenses:			
Direct operating expenses	**79,452**	93,987	37,772
Interest	**489**	899	530
Salaries and incentive compensation	**1,977**	2,451	1,359
Depreciation and amortization	**16,532**	16,956	6,271
Selling, general and other expenses	**2,754**	3,822	1,811
	101,204	118,115	47,743
Income (loss) before income taxes	**$ 2,379**	$ 975	$ (9,280)

Premier's gaming revenues for 2009 were largely unchanged as compared to 2008, while the local gaming market declined substantially. Premier has established a strong customer database and customer loyalty programs resulting in growth in market share of the local gaming market. Revenues from non-casino operations decreased in 2009 primarily due to Premier offering more of its hotel rooms complementary to its casino customers and lower ticket prices and fewer tickets sold for concerts. Premier believes that current adverse economic conditions are likely to continue to have a negative impact on the local gaming market in 2010 and could encourage expansion of legalized gaming in nearby states as governments look for ways to generate revenues. As a result, competition could escalate. Many of Premier's competitors are larger and have greater marketing and financial resources.

Gaming revenues increased in each quarter of 2008 as compared to the fourth quarter of 2007. However, gaming revenues for the fourth quarter of 2008 declined compared to the prior quarters of 2008 reflecting seasonality in the Gulf Coast gaming market and unfavorable economic conditions. Premier's revenues for 2008 were adversely impacted by multiple hurricanes that threatened the Mississippi Gulf Coast, one of which caused Premier's closure over the Labor Day weekend, resulting in lost business.

Revenues and other income for 2008 include a $7,300,000 gain from the settlement and collection of Premier's remaining insurance claim relating to Hurricane Katrina, and $5,600,000 resulting from capital contributions from the noncontrolling interest. In prior periods, the Company recorded 100% of the losses after cumulative loss allocations to the noncontrolling interest (classified as minority interest prior to January 1, 2009) had reduced the noncontrolling interest to zero. Since the noncontrolling interest remained at zero after considering the capital contributions, the entire capital contribution was recorded as income, effectively reimbursing the Company for a portion of the noncontrolling interest losses that were not previously allocated to the noncontrolling interest.

The decrease in direct operating expenses in 2009 as compared to 2008 reflects reductions in workforce and other cost reductions implemented by Premier during the fourth quarter of 2008. Selling, general and other expenses for 2008 include $1,100,000 of charges relating to Hurricane Gustav, primarily to write off damaged assets, for which there will not be any insurance recovery, and a charge of $800,000 to write down certain gaming assets that will not be used.

Domestic Real Estate

A summary of results of operations for the domestic real estate segment for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$ 30,637**	$ 15,091	$13,436
Expenses:			
Interest	**2,322**	4,408	–
Depreciation and amortization	**8,408**	7,607	3,816
Other operating expenses, including impairment charges described below	**91,205**	17,771	17,896
	101,935	29,786	21,712
Loss before income taxes	**$ (71,298)**	$(14,695)	$ (8,276)

Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax results for this segment for any particular period are not predictable and do not follow any consistent pattern.

Revenues and other income for 2009 and 2007 include real estate sales of $12,400,000 and $10,700,000, respectively; the Company did not have any major real estate sales during 2008. Real estate revenues and other income for 2008 include income of $3,700,000 from the favorable settlement of a lawsuit. Real estate revenues and other income include $1,000,000, $(4,600,000) and $(3,900,000) for the years ended December 31, 2009, 2008 and 2007, respectively, of income (charges) related to the accounting for the mark-to-market value of an interest rate derivative (which was terminated during the second quarter of 2009) relating to MB1's debt obligation.

As discussed above, during the second quarter of 2009, the Company determined that the carrying amount of MB1's mixed use real estate project located in Myrtle Beach, South Carolina was not fully recoverable and recorded an impairment charge of $67,800,000, which is included in other operating expenses. In addition, other operating expenses for 2009 include impairment charges aggregating $3,600,000 for certain other real estate properties and a charge of $1,400,000 representing the net book value of land and buildings that was contributed to a local municipality. Other operating expenses for 2008 include an impairment charge of $1,300,000 for certain real estate properties held for sale. Pre-tax results for 2007 include $1,600,000 of incentive compensation accruals related to the Myrtle Beach project.

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate operations in various stages of development. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets during the past two years, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company has deferred its development plans for certain of its real estate development projects, and is not actively soliciting bids for its fully developed projects. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

Medical Product Development

A summary of results of operations for Sangart for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$ 5,147**	$ 654	$ 2,078
Expenses:			
Salaries and incentive compensation	**9,641**	13,058	8,773
Depreciation and amortization	**836**	756	759
Selling, general and other expenses	**18,488**	23,426	29,094
	28,965	37,240	38,626
Loss before income taxes	**$(23,818)**	$(36,586)	$(36,548)

Revenues and other income for 2009 include $5,000,000 of insurance proceeds received upon the death of Sangart's former chief executive officer. Sangart's losses reflect research and development costs (which are included in selling, general and other expenses) of $3,500,000, $13,900,000 and $22,100,000 for the years ended December 31, 2009, 2008 and 2007, respectively (including acquired research and development of $2,100,000 and $4,100,000 for 2008 and 2007, respectively, which was expensed under prior GAAP). Research and development costs declined in 2009 primarily due to the completion during 2008 of two Phase III clinical trials of MP4OX, Sangart's current medical product candidate. Selling, general and other expenses in 2009 also reflects $3,100,000 of charges related to share-based awards previously granted to a former officer (such charges were included in salaries and compensation expense in prior periods during the course of his employment); $1,900,000 of charges for manufacturing facility design costs that Sangart does not expect to use; $1,600,000 of greater royalty expenses; $700,000 of increased professional fees; and $800,000 of lower severance costs. The decrease in salaries and incentive compensation expense in 2009 as compared to 2008 principally reflects headcount reductions. Salaries and incentive compensation expense for 2008 also included share-based compensation expense for the former officer during the course of his employment.

The increase in salaries and incentive compensation in 2008 as compared to 2007 was principally due to increased headcount in connection with the Phase III trials and development efforts, greater share-based compensation expense, and compensation costs for a newly hired officer. Pre-tax results for 2008 also reflect $1,600,000 of severance expense relating to a former officer and headcount reductions.

Sangart is a development stage company that does not have any revenues from product sales. As more fully discussed above, Sangart has decided not to pursue marketing approval at this time to use MP4OX in orthopedic hip surgeries (the patient group tested in the Phase III clinical trials) but is currently conducting a Phase II clinical study of MP4OX in trauma patients and plans to conduct additional clinical trials of MP4OX in other therapeutic areas that may better demonstrate its clinical benefit and strengthen the likelihood of regulatory approval. Such studies will take several years to complete at substantial cost, and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from MP4OX sales. The Company is unable to predict when, if ever, it will report operating profits for this segment.

Other Operations

A summary of results of operations for other operations for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Revenues and other income	**$ 53,341**	$ 53,465	$ 53,564
Expenses:			
Interest	**31**	81	28
Salaries and incentive compensation	**8,314**	10,957	9,721
Depreciation and amortization	**5,577**	5,309	6,280
Selling, general and other expenses	**75,812**	77,496	55,175
	89,734	93,843	71,204
Loss before income taxes	**$(36,393)**	$(40,378)	$(17,640)

Revenues and other income for 2009 reflect $4,600,000 of greater revenues from a power production facility that burns waste biomass to produce electricity, which commenced operations in the fourth quarter of 2008, and $3,900,000 less income from purchased delinquent credit card receivables. Salaries and incentive compensation declined during 2009 primarily due to workforce and compensation reductions and lower estimated incentive bonus expense. The change in selling, general and other expenses in 2009 as compared to 2008 reflects expenses (largely professional fees and other costs) related to the investigation and evaluation of energy projects ($23,500,000 and $30,800,000 for 2009 and 2008, respectively); greater operating expenses incurred by the power production facility of $7,200,000; charges at winery operations during 2009 to reduce the carrying amount of wine inventory that is expected to be sold as bulk wine or used in lower value bottled wine products of $4,700,000; and a loss in 2008 from asset disposals and write-downs of $5,200,000.

Revenues and other income for 2008 reflect an increase of $7,500,000 in income from purchased delinquent credit card receivables as compared to 2007. For 2007, revenues and other income include $8,500,000 related to the termination of a joint development agreement with another party. This amount substantially reimbursed the Company for its prior expenditures, which were fully expensed as incurred. The increase in selling, general and other expenses in 2008 as compared to 2007 primarily reflects expenses (largely professional fees and other costs) related to the investigation and evaluation of energy projects ($30,800,000 and $18,200,000 for 2008 and 2007, respectively); the loss in 2008 from asset disposals and write-downs of $5,200,000; and greater operating expenses incurred by the power production facility of $3,200,000.

Corporate

A summary of results of operations for corporate for the three years in the period ended December 31, 2009 is as follows (in thousands):

	2009	2008	2007
Investment and other income (including net securities gains (losses))	**$ 97,774**	$ (43,339)	$204,995
Expenses:			
Interest	**125,724**	140,002	110,839
Salaries and incentive compensation	**45,659**	26,395	36,773
Depreciation and amortization	**18,441**	12,903	9,655
Selling, general and other expenses	**76,610**	79,385	75,606
	266,434	258,685	232,873
Loss before income taxes	**$(168,660)**	$(302,024)	$ (27,878)

Investment and other income increased $17,700,000 in 2009 as compared to 2008. Of this amount, investment income declined $23,200,000 in 2009 principally due to lower interest rates on a lower amount of fixed income securities, while other income increased $40,900,000 in 2009. Other income includes $66,100,000 and $40,500,000 for 2009 and 2008, respectively, related to Fortescue's Pilbara iron ore and infrastructure project in

Western Australia. The Company is entitled to receive 4% of the revenue, net of government royalties, invoiced from certain areas of Fortescue's project, which commenced production in May 2008. Amounts are payable semi-annually within thirty days of June 30th and December 31st of each year subject to restricted payment provisions of Fortescue's debt agreements; payments are currently being deferred by FMG pursuant to those agreements. Depreciation and amortization expenses include prepaid mining interest amortization of $7,300,000 and $2,800,000 for 2009 and 2008, respectively, which is being amortized over time in proportion to the amount of ore produced. Other income in 2009 also reflects a gain from a legal settlement of $10,500,000 and gains of $6,700,000 on the repurchase of $35,600,000 principal amount of the Company's 7% Senior Notes and $6,500,000 principal amount of the Company's 8.65% Junior Subordinated Deferrable Interest Debentures. In addition, investment and other income reflects income (charges) of $1,300,000, $(1,800,000) and $(1,900,000) for the years ended December 31, 2009, 2008 and 2007, respectively, related to the accounting for mark-to-market values of Corporate derivatives. Investment and other income in 2008 includes $2,500,000 of foreign exchange gains.

Investment and other income decreased in 2008 as compared to 2007. Investment income declined $41,000,000 in 2008 principally due to lower interest rates on a reduced amount of fixed income securities. Other income, which increased $29,900,000 in 2008, includes $40,500,000 of income related to Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Investment and other income for 2007 includes the receipt of escrowed proceeds from the sale of an associated company in 2006 of $11,400,000 that had not been previously recognized.

Net securities gains (losses) for Corporate aggregated $(21,100,000), $(144,500,000) and $92,700,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Net securities gains (losses) are net of impairment charges of $31,400,000, $143,400,000 and $36,800,000 during 2009, 2008 and 2007, respectively. The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time and the prospect for changes in its value in the future. The decision could also be influenced by the status of the Company's tax attributes. The timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

The decrease in interest expense during 2009 as compared to 2008 primarily reflects decreased interest expense related to the 3¾% Convertible Senior Subordinated Notes, $128,900,000 of which were converted in the fourth quarter of 2008 and $123,500,000 of which were converted principally in the second quarter of 2009, decreased interest expense related to the repurchased 7% Senior Notes and decreased interest expense related to the fixed rate repurchase agreements. The increase in interest expense during 2008 as compared to 2007 primarily reflects interest expense relating to the 8⅛% Senior Notes issued in September 2007 and the 7⅛% Senior Notes issued in March 2007. Interest expense for 2008 also reflects decreased interest expense related to the fixed rate repurchase agreements and the converted 3¾% Convertible Senior Subordinated Notes.

Salaries and incentive compensation expense increased in 2009 as compared to 2008 principally due to greater accrued incentive bonus expense related to the Company's Senior Executive Annual Incentive Bonus Plan. Bonus accruals under this plan are based on a percentage of pre-tax profits as defined in the plan. Principally due to reductions in incentive bonus expense and less share-based compensation expense, salaries and incentive compensation expense decreased by $10,400,000 in 2008 as compared to 2007. The Company recorded share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan of $10,900,000 in 2009, $9,600,000 in 2008 and $10,800,000 in 2007. Share-based compensation expense in 2007 reflected increased expenses relating to the stock option plan due to the accelerated vesting of stock options of an officer of the Company who resigned.

The decrease in selling, general and other expenses in 2009 as compared to 2008 principally reflects lower legal and other professional fees of $7,100,000, lower corporate aircraft expense of $5,100,000, primarily resulting from less usage and lower fuel costs, and lower severance expense of $4,700,000. Selling, general and other expenses for 2009 also reflect an increase as compared to 2008 of $12,100,000 for expenses incurred relating to the induced conversion of the Company's 3¾% Convertible Senior Subordinated Notes, as discussed above ($28,300,000 was expensed in 2009), and $2,600,000 of greater pension expense.

The increase in selling, general and other expenses in 2008 as compared to 2007 primarily reflects $16,200,000 of expenses incurred relating to the induced conversion of $128,887,000 principal amount of the Company's 3¾% Convertible Senior Subordinated Notes during the fourth quarter of 2008 and $6,100,000 of severance expense. Selling, general and other expenses for 2007 include a charge of $7,500,000 for the settlement of litigation related to MK Resources Company, greater legal fees, including those incurred in connection with that litigation, and higher professional fees.

As of December 31, 2009, the Company has a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for the year ended December 31, 2009. However, the Company has material unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, it would be fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,700,000 and $11,600,000 in accumulated other comprehensive income and income related to associated companies, respectively. In addition, income tax expense for the year ended December 31, 2009 includes state and foreign income taxes.

As more fully discussed above, during 2008 the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense. During 2007 the Company's revised projections of future taxable income enabled it to conclude that it was more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The income tax provision reflects the reversal of tax reserves aggregating $2,000,000, $4,100,000 and $2,300,000 for the years ended December 31, 2009, 2008 and 2007, respectively, as a result of the expiration of the applicable statute of limitations and the favorable resolution of various state and federal income tax contingencies.

Associated Companies

Income (losses) related to associated companies includes the following for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
ACF	**$376,500**	$(155,300)	$ –
Jefferies	**469,800**	(105,700)	–
Berkadia	**20,800**	–	–
Garcadia	**(25,700)**	3,300	6,600
IFIS	**(1,900)**	(71,700)	–
Pershing Square	**(3,200)**	(77,700)	(85,500)
Shortplus	**(400)**	10,500	54,500
Highland Opportunity	**–**	(17,200)	(17,600)
Wintergreen	**1,100**	(32,600)	14,000
EagleRock	**–**	(19,000)	(11,800)
Keen	**(45,500)**	24,900	13,600
HomeFed	**900**	(3,100)	1,500
JPOF II	**–**	–	3,000
JHYH	**37,200**	(69,100)	4,300
Ambrose	**–**	(1,000)	(1,100)
Premier	**–**	–	(22,300)
Safe Harbor	**–**	–	1,800
CLC	**1,000**	(5,900)	4,000
Other	**(24,800)**	(17,200)	3,800
Income (losses) related to associated companies before income taxes	**805,800**	(536,800)	(31,200)
Income tax (expense) benefit	**(25,600)**	(2,300)	9,300
Income (losses) related to associated companies, net of taxes	**$780,200**	$(539,100)	$(21,900)

As discussed above, the Company elected the fair value option to account for its investments in Jefferies and ACF, resulting in the recognition of unrealized gains in 2009 and unrealized losses in 2008.

As discussed above, the Company's equity in earnings of Berkadia include its share of a bargain purchase gain of $24,400,000.

As discussed above, during 2009, the Company's equity in losses of Garcadia includes impairment charges for goodwill and other intangible assets aggregating $32,300,000.

As discussed above, during 2009, the Company's equity in losses of Keen includes impairment charges of $36,500,000. Keen became a consolidated subsidiary in November 2009.

The Company's share of IFIS's losses in 2008 includes an impairment charge of $63,300,000. In January 2009, IFIS raised a significant amount of new equity in a rights offering in which the Company did not participate. As a result, the Company's ownership interest in IFIS was reduced to 8% and the Company no longer applies the equity method of accounting for this investment.

In June 2007, the Company acquired a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create capital appreciation by investing in Target Corporation. Losses recorded by Pershing Square principally result from a decline in the market value of Target Corporation's common stock.

Shortplus, Highland Opportunity, Wintergreen, EagleRock, Ambrose and Safe Harbor are investment partnerships or limited liability corporations whose investment decisions are at the sole discretions of their respective general partners or managing members. These entities invest in a variety of debt and equity securities. The Company has redeemed its interests in these entities.

The Company owns approximately 31.4% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

In April 2007, the Company and Jefferies expanded and restructured the Company's equity investment in JPOF II, and formed JHYH. The Company contributed $250,000,000 to JHYH along with its investment in JPOF II. The Company's share of JPOF II's earnings was distributed to the Company shortly after the end of each period.

The Company accounted for Premier under the equity method of accounting while it was in bankruptcy (September 2006 to August 2007).

Discontinued Operations

WilTel

The Company sold WilTel in December 2005. During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to WilTel and recorded income from discontinued operations of $15,200,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company. Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $800,000 ($500,000 after tax) from the resolution of sale-related contingencies.

Empire

As discussed above, during the years ended December 31, 2009 and 2008, the Company received distributions totaling $11,300,000 and $44,900,000, respectively, from Empire, a subsidiary of the Company that had been classified as a discontinued operation in 2001 and fully written-off. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary.

Other

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $4,000,000 ($2,800,000 after tax) related to the collection of additional amounts from the sale of the Company's interest in an Argentine shoe manufacturer in 2005 that had not been previously recognized (collectibility was uncertain).

Losses of $1,100,000 in 2008 relate to an indemnification obligation to the purchaser of a former subsidiary.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance for the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, that eliminates the concept of a qualifying special-purpose entity, establishes specific conditions that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, changes the amount of recognized gain/loss on a transfer accounted for as a sale under certain circumstances, and requires enhanced disclosures. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued guidance effective for fiscal years beginning after November 15, 2009, that requires an enterprise to qualitatively determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity ("VIE"), which would result in the enterprise being the primary beneficiary of the VIE. This determination of the primary beneficiary is based upon the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. It also requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE and enhanced disclosures. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 22% of the Company's total investment portfolio at December 31, 2009. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 2.7 years at December 31, 2009. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2008, fixed income securities comprised approximately 47% of the Company's total investment portfolio and had an estimated weighted average remaining life of 1.6 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $1,557,100,000 (aggregate cost of $379,000,000) and which comprised approximately 70% of the Company's total investment portfolio at December 31, 2009. The majority of this amount consists of two publicly traded securities; the investment in Fortescue common shares, which is carried at fair value of $1,108,000,000, and the investment in Inmet, which is carried at fair value of $339,100,000. The Company evaluates its investments for impairment on a quarterly basis.

The Company is also subject to price risk related to its investments in ACF and Jefferies, for which it has elected the fair value option. At December 31, 2009, these investments are classified as investments in associated companies and carried at fair values of $639,800,000 and $1,152,900,000, respectively.

At December 31, 2009 and 2008, the Company's portfolio of trading securities was not material to the total investment portfolio.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. Included in variable interest rate borrowings is the MB1 debt whose fair value is the value of its collateral. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 13 and 22 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$ 80,419	$25,791	$ –	$ –	$ –	$ –	$ 106,210	$ 106,210
Weighted Average Interest Rate	.75%	.84%	–	–	–	–		
U.S. Government-Sponsored Enterprises	$ 55,849	$50,595	$41,534	$ 34,458	$28,880	$ 146,904	$ 358,220	$ 358,220
Weighted Average Interest Rate	3.57%	3.59%	3.56%	3.54%	3.52%	3.52%		
Other Fixed Maturities:								
Rated Investment Grade	$ 9,950	$ 969	$ –	$ –	$ –	$ –	$ 10,919	$ 10,919
Weighted Average Interest Rate	1.02%	6.04%	–	–	–	–		
Rated Less Than Investment Grade/ Not Rated	$ 386	$ 4,827	$ 4,245	$ 2,416	$ 777	$ –	$ 12,651	$ 12,651
Weighted Average Interest Rate	9.38%	8.17%	7.47%	8.18%	8.63%	–		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$199,651	$ 682	$ 634	$440,078	$98,054	$1,091,726	$1,830,825	$1,819,334
Weighted Average Interest Rate	.30%	2.16%	1.79%	7.34%	7.55%	7.71%		
Variable Interest Rate Borrowings	$112,941	$32,909	$ 24	$ –	$ –	$ –	$ 145,874	$ 114,763
Weighted Average Interest Rate	2.93%	5.77%	3.30%	–	–	–		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 522	$ –	$ –	$ –	$ –	$ –	$ 522	$ (314)
Average Pay Rate	5.89%	–	–	–	–	–		
Average Receive Rate	7.60%	–	–	–	–	–		
Pay Fixed/Receive Variable								
Interest Rate Swap	$ 2,114	$32,879	$ –	$ –	$ –	$ –	$ 34,993	$ (1,935)
Average Pay Rate	5.01%	5.01%	–	–	–	–		
Average Receive Rate	1.42%	1.77%	–	–	–	–		

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2009. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Changes in internal control over financial reporting

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment and those criteria, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Election of Directors" and "Information Concerning the Board and Board Committees" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2010 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information to be included under the caption "Information on Stock Ownership" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation - Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Independent Accounting Firm Fees.

The information to be included under the caption "Independent Accounting Firm Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a)(1)(2) Financial Statements and Schedule.

(3) **Executive Compensation Plans and Arrangements. See Item 15(b) below for a complete list of Exhibits to this Report.**

1999 Stock Option Plan as Amended and Restated, effective May 11, 2009 (filed as Annex A to the Company's Proxy Statement dated April 10, 2009 (the "2009 Proxy Statement")).

Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K")).

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).

Form of Amendment No. 1 to the Amended and Restated Shareholders Agreement dated as of June 30, 2003 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "2nd Quarter 2006 10-Q")).

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the Company's Proxy Statement dated April 17, 2006 (the "2006 Proxy Statement")).

Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).

Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).

Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).

Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "1st Quarter 2009 10-Q")).*

First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*

(b) **Exhibits.**

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

---

* Incorporated by reference.

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by the Company, file number 1-5721, unless otherwise indicated.

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the 2003 10-K).*

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*

3.4 Amended and Restated By-laws as amended through March 2, 2009 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 3, 2009).*

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's 2004 10-K).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

3.7 Certificate of Amendment of the Certificate of Incorporation dated as of May 23, 2007 (filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (No. 333-143770)).*

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan as Amended and Restated, effective May 11, 2009 (filed as Annex A to the 2009 Proxy Statement).*

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's 2004 10-K).*

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*

10.4 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

10.6 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.7 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the July 13, 2005 8-K).*

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*

10.9 Tax Cooperation Agreement between Williams Communications Group, Inc. ("WCG") and the Williams Companies Inc. dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the Current Report on Form 8-K of WCG dated July 31, 2002).*

10.10 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.11 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 24, 2008).*

---

* Incorporated by reference.

10.12 Form of Unit Purchase Agreement, dated as of April 6, 2006, by and among GAR, LLC, the Company, AA Capital Equity Fund, L.P., AA Capital Biloxi Co-Investment Fund, L.P. and HRHC Holdings, LLC (filed as Exhibit 10.1 to the 2nd Quarter 2006 10-Q).*

10.13 Form of Loan Agreement, dated as of April 6, 2006, by and among Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.2 to the 2nd Quarter 2006 10-Q).*

10.14 Form of First Amendment to Loan Agreement, dated as of June 15, 2006, between Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.3 to the 2nd Quarter 2006 10-Q).*

10.15 Form of First Amended and Restated Limited Liability Company Agreement of Goober Drilling, LLC, dated as of June 15, 2006, by and among Goober Holdings, LLC, Baldwin Enterprises, Inc., the Persons that become Members from time to time, John Special, Chris McCutchen, Jim Eden, Mike Brown and Goober Drilling Corporation (filed as Exhibit 10.4 to the 2nd Quarter 2006 10-Q).*

10.16 Form of Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the 2nd Quarter 2006 10-Q).*

10.17 Form of Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

10.18 Form of Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

10.19 Compensation Information Concerning Non-Employee Directors (filed under Item 1.01 of the Company's Current Report on Form 8-K dated May 22, 2006).*

10.20 Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).*

10.21 Asset Purchase and Contribution Agreement, dated as of January 23, 2007, by and among Baldwin Enterprises, Inc., STi Prepaid, LLC, Samer Tawfik, Telco Group, Inc., STi Phonecard Inc., Dialaround Enterprises Inc., STi Mobile Inc., Phonecard Enterprises Inc.,VOIP Enterprises Inc., STi PCS, LLC, Tawfik & Partners, SNC, STiPrepaid & Co., STi Prepaid Distributors & Co. and ST Finance, LLC (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "1st Quarter 2007 10-Q")).*

10.22 Registration Rights Agreement, dated as of March 8, 2007, among STi Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.2 to the 1st Quarter 2007 10-Q).*

10.23 Amended and Restated Limited Liability Company Agreement, dated as of March 8, 2007, by and among STi Prepaid, LLC, BEI Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.3 to the 1st Quarter 2007 10-Q).*

10.24 Master Agreement for the Formation of a Limited Liability Company dated as of February 28, 2007, among Jefferies Group, Inc., Jefferies & Company, Inc. and Leucadia National Corporation (filed as Exhibit 10.4 to the 1st Quarter 2007 10-Q).*

10.25 Amended and Restated Limited Liability Company Agreement of Jefferies High Yield Holdings, LLC, dated as of April 2, 2007, by and among Jefferies Group, Inc., Jefferies & Company, Inc., Leucadia National Corporation, Jefferies High Yield Partners, LLC, Jefferies Employees Opportunity Fund LLC and Jefferies High Yield Holdings, LLC (filed as Exhibit 10.5 to the 1st Quarter 2007 10-Q).*

10.26 Investment Agreement dated as of April 20, 2008, by and between Leucadia National Corporation and Jefferies Group, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 21, 2008).*

---

* Incorporated by reference.

10.27 Letter Agreement dated April 20, 2008, between Leucadia National Corporation and Jefferies Group, Inc. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 21, 2008).*

10.28 Share Forward Transaction Agreement, dated January 11, 2008 (filed as Exhibit 1 to the Company's schedule 13D dated January 10, 2008 with respect to AmeriCredit Corp.).*

10.29 Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the 1st Quarter 2009 10-Q).*

10.30 First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*

10.31 Asset Put Agreement, dated September 2, 2009, among Berkadia III, LLC, Capmark Financial Group, Inc., Capmark Finance Inc. and Capmark Capital Inc., and solely with respect to Sections 2.5, 10.5, 10.7, 10.11, 10.16 and 10.17, Berkshire Hathaway Inc. and Leucadia National Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 3, 2009).*

10.32 Guaranty, dated as of December 10, 2009, by Leucadia National Corporation in favor of BH Finance LLC, in its own capacity as the lender under the Credit Agreement, dated as of December 10, 2009, among Berkadia Commercial Mortgage LLC and BH Finance LLC, and on behalf of each of the other Secured Parties under (and as defined in) the Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2009).*

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.2 Consent of independent auditors from Ernst & Young LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Pershing Square IV, L.P. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.3 Consent of independent auditors from Ernst & Young, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Pershing Square IV, L.P. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.4 Consent of independent auditors from PricewaterhouseCoopers LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Premier Entertainment Biloxi, LLC and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.5 Consent of independent auditors from PricewaterhouseCoopers LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of HFH ShortPLUS Fund, L.P. and HFH ShortPLUS Master Fund, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.6 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of AmeriCredit Corp. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

---

* Incorporated by reference.

23.7	Consent of independent auditors from KPMG LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).
31.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.3	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101	Financial statements from the Annual Report on Form 10-K of Leucadia National Corporation for the year ended December 31, 2009, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders Equity, (v) the Notes to Consolidated Financial Statements and (vi) Financial Statement Schedule II – Valuation and Qualifying Accounts, tagged as blocks of text.

(c) **Financial statement schedules.**

(1) Pershing Square IV, L.P. financial statements as of and for the years ended December 31, 2009 (unaudited), and as of and for the years ended December 31, 2008 and 2007 (audited).

(2) AmeriCredit Corp. financial statements as of and for the years ended June 30, 2009 and 2008.

(3) Jefferies Group, Inc. financial statements as of and for the years ended December 31, 2009 and 2008.

(4) HFH Highland ShortPLUS Fund, L.P. financial statements as of and for the period ended March 31, 2009 (unaudited), as of and for the year ended December 31, 2008 (unaudited) and as of and for the year ended December 31, 2007 (audited), and HFH ShortPLUS Master Fund, Ltd. financial statements as of and for the period ended March 31, 2009 (unaudited), as of and for the year ended December 31, 2008 (unaudited) and as of and for the year ended December 31, 2007 (audited).

(5) Premier Entertainment Biloxi, LLC financial statements as of August 9, 2007 and for the period from January 1, 2007 through August 9, 2007 (audited).

** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 26, 2010

By: /s/ Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Date	Signature	Title
February 26, 2010	By: /s/ Ian M. Cumming Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
February 26, 2010	By: /s/ Joseph S. Steinberg Joseph S. Steinberg	President and Director (Principal Executive Officer)
February 26, 2010	By: /s/ Joseph A. Orlando Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
February 26, 2010	By: /s/ Barbara L. Lowenthal Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
February 26, 2010	By: /s/ Paul M. Dougan Paul M. Dougan	Director
February 26, 2010	By: /s/ Alan J. Hirschfield Alan J. Hirschfield	Director
February 26, 2010	By: /s/ James E. Jordan James E. Jordan	Director
February 26, 2010	By: /s/ Jeffrey C. Keil Jeffrey C. Keil	Director
February 26, 2010	By: /s/ Jesse Clyde Nichols, III Jesse Clyde Nichols, III	Director
February 26, 2010	By: /s/ Michael Sorkin Michael Sorkin	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1)(2) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 26, 2010

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(Dollars in thousands, except par value)

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 154,128**	$ 237,503
Investments	**84,707**	366,464
Trade, notes and other receivables, net	**207,090**	138,363
Prepaids and other current assets	**105,549**	124,308
Total current assets	**551,474**	866,638
Non-current investments ($210,364 and $164,675 collateralizing current liabilities)	**2,128,238**	1,028,012
Notes and other receivables, net	**7,294**	17,756
Intangible assets, net and goodwill	**75,023**	84,848
Deferred tax asset, net	**–**	40,235
Other assets	**520,202**	619,790
Property, equipment and leasehold improvements, net	**715,248**	534,640
Investments in associated companies ($1,792,683 and $933,057 measured using fair value option)	**2,764,885**	2,006,574
Total	**$6,762,364**	$5,198,493
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 197,897**	$ 205,870
Deferred revenue	**82,000**	98,453
Other current liabilities	**32,492**	9,880
Debt due within one year	**312,592**	248,713
Total current liabilities	**624,981**	562,916
Other non-current liabilities	**105,107**	107,443
Long-term debt	**1,657,779**	1,832,743
Total liabilities	**2,387,867**	2,503,102
Commitments and contingencies		
Equity		
Common shares, par value $1 per share, authorized 600,000,000 shares; 243,288,154 and 238,498,598 shares issued and outstanding, after deducting 47,524,960 and 46,888,660 shares held in treasury	**243,288**	238,499
Additional paid-in capital	**1,529,064**	1,413,595
Accumulated other comprehensive income (loss)	**985,032**	(29,280)
Retained earnings	**1,604,263**	1,053,983
Total Leucadia National Corporation shareholders' equity	**4,361,647**	2,676,797
Noncontrolling interest	**12,850**	18,594
Total equity	**4,374,497**	2,695,391
Total	**$6,762,364**	$5,198,493

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2009, 2008 and 2007

(In thousands, except per share amounts)

	2009	2008	2007
Revenues and Other Income:			
Manufacturing	**$ 224,460**	$ 336,833	$ 397,113
Telecommunications	**426,027**	451,864	361,742
Oil and gas drilling services	**11,102**	–	–
Property management and service fees	**117,148**	141,605	80,892
Gaming entertainment	**103,495**	105,842	38,042
Investment and other income	**257,876**	189,051	181,465
Net securities gains (losses)	**(21,106)**	(144,542)	95,641
	1,119,002	1,080,653	1,154,895
Expenses:			
Cost of sales:			
Manufacturing	**196,967**	295,200	340,703
Telecommunications	**363,885**	392,469	309,045
Direct operating expenses:			
Property management and services	**92,421**	113,768	65,992
Gaming entertainment	**79,452**	93,987	37,772
Interest	**128,803**	145,471	111,537
Salaries and incentive compensation	**100,530**	87,569	88,269
Depreciation and amortization	**65,233**	54,133	35,238
Selling, general and other expenses	**342,684**	266,011	227,582
	1,369,975	1,448,608	1,216,138
Loss from continuing operations before income taxes and income (losses) related to associated companies	**(250,973)**	(367,955)	(61,243)
Income tax provision (benefit):			
Current	**7,143**	1,568	155
Deferred	**–**	1,672,107	(559,926)
	7,143	1,673,675	(559,771)
Income (loss) from continuing operations before income (losses) related to associated companies	**(258,116)**	(2,041,630)	498,528
Income (losses) related to associated companies, net of income tax provision (benefit) of $25,567, $2,252 and $(9,343)	**780,236**	(539,068)	(21,875)
Income (loss) from continuing operations	**522,120**	(2,580,698)	476,653
Income from discontinued operations, net of income tax provision of $0, $0 and $68	**26,475**	44,904	292
Gain (loss) on disposal of discontinued operations, net of income tax provision of $0, $0 and $1,421	**–**	(1,018)	3,327
Net income (loss)	**548,595**	(2,536,812)	480,272
Net loss attributable to the noncontrolling interest	**1,685**	1,387	4,022
Net income (loss) attributable to Leucadia National Corporation common shareholders	**$ 550,280**	$(2,535,425)	$ 484,294

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations, continued

For the years ended December 31, 2009, 2008 and 2007

(In thousands, except per share amounts)

	2009	2008	2007
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations	**$2.17**	$(11.19)	$2.20
Income from discontinued operations	**.11**	.19	–
Gain (loss) on disposal of discontinued operations	–	–	.02
Net income (loss)	**$2.28**	$(11.00)	$2.22
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations	**$2.14**	$(11.19)	$2.09
Income from discontinued operations	**.11**	.19	–
Gain (loss) on disposal of discontinued operations	–	–	.01
Net income (loss)	**$2.25**	$(11.00)	$2.10
Amounts attributable to Leucadia National Corporation common shareholders:			
Income (loss) from continuing operations, net of taxes	**$523,805**	$(2,579,311)	$480,808
Income from discontinued operations, net of taxes	**26,475**	44,904	159
Gain (loss) on disposal of discontinued operations, net of taxes	–	(1,018)	3,327
Net income (loss)	**$550,280**	$(2,535,425)	$484,294

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
(In thousands)

	2009	2008	2007
Net cash flows from operating activities:			
Net income (loss)	**$ 548,595**	$(2,536,812)	$ 480,272
Adjustments to reconcile net income (loss) to net cash provided by (used for) operations:			
Deferred income tax provision (benefit)	**19,612**	1,672,063	(567,864)
Depreciation and amortization of property, equipment and leasehold improvements	**61,946**	56,060	41,216
Other amortization	**24,431**	16,223	1,227
Share-based compensation	**11,106**	12,183	11,176
Excess tax benefit from exercise of stock options	**(15)**	(1,828)	(4,022)
Provision for doubtful accounts	**2,615**	2,386	566
Net securities (gains) losses	**21,106**	144,542	(95,641)
(Income) losses related to associated companies	**(805,803)**	536,816	31,218
Distributions from associated companies	**36,692**	87,211	55,769
Net (gains) losses related to real estate, property and equipment, and other assets	**46,074**	(29,244)	(30,040)
Income related to Fortescue's Pilbara project	**(66,079)**	(40,467)	–
Bargain purchase gain related to Keen	**(49,345)**	–	–
Common shares received in connection with lawsuit resolution	**(15,222)**	–	–
Gain on buyback of debt	**(6,693)**	–	–
Loss on debt conversion	**25,990**	16,239	–
(Gain) loss on disposal of discontinued operations	**–**	1,018	(4,748)
Investments classified as trading, net	**(1,132)**	90,929	45,128
Net change in:			
Restricted cash	**(115)**	3,321	22,799
Trade, notes and other receivables	**14,222**	6,445	11,989
Prepaids and other assets	**11,679**	3,838	(588)
Trade payables and expense accruals	**(13,778)**	(19,228)	835
Other liabilities	**358**	(3,836)	(1,267)
Deferred revenue	**(16,670)**	(10,594)	(16,356)
Income taxes payable	**17,462**	713	(10,834)
Other	**(460)**	834	10,796
Net cash provided by (used for) operating activities	**(133,424)**	8,812	(18,369)
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(23,566)**	(76,066)	(37,700)
Acquisitions of and capital expenditures for real estate investments	**(10,095)**	(108,082)	(97,393)
Proceeds from disposals of real estate, property and equipment, and other assets	**26,158**	13,106	81,247
Proceeds from (payments related to) disposal of discontinued operations, net of expenses and cash of operations sold	–	(1,018)	4,245
Acquisitions, net of cash acquired	**(3,134)**	(20,659)	(90,269)
Settlement of lawsuit	**9,500**	–	–
Collection of insurance proceeds	**272**	15,289	–
Net change in restricted cash	**655**	139	(65,715)
Advances on notes and other receivables	**(4,172)**	(18,119)	(20,172)
Collections on notes, loans and other receivables	**28,835**	35,242	38,868
Investments in associated companies	**(282,271)**	(955,633)	(1,010,211)
Capital distributions from associated companies	**105,735**	184,244	69,543
Investment in Fortescue Metals Group Ltd	–	–	(44,217)
Purchases of investments (other than short-term)	**(2,235,140)**	(4,409,391)	(5,759,504)
Proceeds from maturities of investments	**344,724**	439,595	688,355
Proceeds from sales of investments	**2,114,177**	4,498,386	5,286,321
Other	**293**	(64)	(757)
Net cash provided by (used for) investing activities	**71,971**	(403,031)	(957,359)

The accompanying notes are an integral part of these consolidated financial statements. *(continued)*

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007
Net cash flows from financing activities:			
Issuance of debt, net of issuance costs	**$ 50,122**	$ 88,657	$1,017,852
Reduction of debt	**(42,966)**	(15,862)	(75,509)
Premium paid on debt conversion	**(25,990)**	(12,232)	–
Issuance of common shares	**958**	106,324	253,441
Purchase of common shares for treasury	**–**	(122)	(163)
Excess tax benefit from exercise of stock options	**15**	1,828	4,022
Dividends paid	**–**	–	(55,644)
Other	**(4,087)**	6,225	1,461
Net cash provided by (used for) financing activities	**(21,948)**	174,818	1,145,460
Effect of foreign exchange rate changes on cash	**26**	(66)	39
Net increase (decrease) in cash and cash equivalents	**(83,375)**	(219,467)	169,771
Cash and cash equivalents at January 1,	**237,503**	456,970	287,199
Cash and cash equivalents at December 31,	**$154,128**	$ 237,503	$ 456,970
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$129,598**	$ 144,319	$ 90,640
Income tax payments (refunds), net	**$ (4,364)**	$ 3,152	$ 11,078
Non-cash investing activities:			
Common stock issued for acquisition of Jefferies Group, Inc. common shares	**$ –**	$ 398,248	$ –
Non-cash financing activities:			
Issuance of common shares for debt conversion	**$123,529**	$ 128,890	$ –

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, January 1, 2007	$216,351	$ 520,892	$ (4,726)	$ 3,160,758	$ 3,893,275	$ 18,982	$3,912,257
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of taxes of $549,415			959,872		959,872		959,872
Net change in unrealized foreign exchange gain (loss), net of taxes of $3,512			6,126		6,126		6,126
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $87			168		168		168
Net change in pension liability and postretirement benefits, net of taxes of $7,843			13,925		13,925		13,925
Net income				484,294	484,294	(4,022)	480,272
Comprehensive income					1,464,385	(4,022)	1,460,363
Contributions from noncontrolling interests						10,683	10,683
Distributions to noncontrolling interests						(4,669)	(4,669)
Share-based compensation expense		11,176			11,176		11,176
Issuance of common shares	5,500	236,500			242,000		242,000
Exercise of options to purchase common shares, including excess tax benefit	728	14,735			15,463		15,463
Purchase of common shares for treasury	(5)	(158)			(163)		(163)
Dividends ($.25 per common share)				(55,644)	(55,644)		(55,644)
Balance, December 31, 2007	222,574	783,145	975,365	3,589,408	5,570,492	20,974	5,591,466
Comprehensive loss:							
Net change in unrealized gain (loss) on investments, net of taxes of $556,853			(973,676)		(973,676)		(973,676)
Net change in unrealized foreign exchange gain (loss), net of taxes of $3,764			(6,582)		(6,582)		(6,582)
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $540			944		944		944
Net change in pension liability and postretirement benefits, net of taxes of $14,488			(25,331)		(25,331)		(25,331)
Net loss				(2,535,425)	(2,535,425)	(1,387)	(2,536,812)
Comprehensive loss					(3,540,070)	(1,387)	(3,541,457)
Contributions from noncontrolling interests						11,987	11,987
Distributions to noncontrolling interests						(12,980)	(12,980)
Share-based compensation expense		11,207			11,207		11,207
Sale of common shares to Jefferies Group, Inc.	10,000	488,269			498,269		498,269
Issuance of common shares for debt conversion	5,612	123,278			128,890		128,890
Exercise of options to purchase common shares, including excess tax benefit	315	7,816			8,131		8,131
Purchase of common shares for treasury	(2)	(120)			(122)		(122)

The accompanying notes are an integral part of these consolidated financial statements. *(continued)*

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, continued

For the years ended December 31, 2009, 2008 and 2007

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, December 31, 2008 . . .	$238,499	$1,413,595	$ (29,280)	$ 1,053,983	$ 2,676,797	$ 18,594	$2,695,391
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of taxes of $36,348			1,010,162		1,010,162		1,010,162
Net change in unrealized foreign exchange gain (loss), net of taxes of $51			3,602		3,602		3,602
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $16			1,125		1,125		1,125
Net change in pension liability and postretirement benefits, net of taxes of $8			(577)		(577)		(577)
Net income				550,280	550,280	(1,685)	548,595
Comprehensive income					1,564,592	(1,685)	1,562,907
Contributions from noncontrolling interests						899	899
Distributions to noncontrolling interests						(4,986)	(4,986)
Change in interest in consolidated subsidiary		(28)			(28)	28	–
Share-based compensation expense		11,106			11,106		11,106
Issuance of common shares for debt conversion	5,378	118,151			123,529		123,529
Common shares received from lawsuit resolution	(636)	(14,686)			(15,322)		(15,322)
Exercise of options to purchase common shares, including excess tax benefit	47	926			973		973
Balance, December 31, 2009 . . .	$243,288	$1,529,064	$ 985,032	$ 1,604,263	$ 4,361,647	$ 12,850	$4,374,497

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, land based contract oil and gas drilling, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has significant investments in the common stock of two public companies that are accounted for at fair value, one of which is a full service investment bank and the other an independent auto finance company. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities and an operating copper mine in Spain. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's owned businesses and investments should be expected.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates nine facilities located throughout the U.S.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has four domestic manufacturing facilities, and it owns and operates manufacturing and sales facilities in Belgium and Mexico.

The telecommunications business is conducted by the Company's 75% owned subsidiary, STi Prepaid, LLC ("STi Prepaid"). STi Prepaid is a provider of international prepaid phone cards and other telecommunications services in the U.S.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"), formerly known as Goober Drilling, LLC. Keen is based in Stillwater, Oklahoma and provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. The majority of wells drilled are natural gas wells.

The property management and services business is conducted through ResortQuest International, Inc. ("ResortQuest"). ResortQuest is engaged in offering management services to vacation properties in beach and mountain resort locations in the continental U.S., as well as in real estate brokerage services and other rental and property owner services in resort locations.

The gaming entertainment business is conducted through Premier Entertainment Biloxi, LLC ("Premier"). Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi") located in Biloxi, Mississippi.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development.

The Company's medical product development operations are conducted through its majority-owned subsidiary, Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, formerly known as Hemospan®, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The winery operations consist of three wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon and Chamisal Vineyards in the Edna Valley of California, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

Certain amounts for prior periods have been reclassified to be consistent with the 2009 presentation.

2. Significant Accounting Policies:

In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Financial Accounting Standards Codification ("Codification") as the single source of authoritative nongovernmental accounting principles generally accepted in the United States ("GAAP"). The Company must use the Codification for periods beginning July 1, 2009, and all other accounting literature excluded from the Codification will be considered nonauthoritative, other than guidance issued by the Securities and Exchange Commission. The Codification does not change GAAP; however, references to previously issued accounting rules or pronouncements are no longer permitted. New FASB guidance will be issued as Accounting Standards Updates, which will be incorporated into the Codification.

Effective January 1, 2009, the Company adopted new FASB guidance with respect to accounting for business combinations. Had this guidance been in effect in 2007, the Company would have recognized a reduction to the deferred tax valuation allowance in connection with the acquisition of STi Prepaid through the Company's income tax provision, and not as a component of the purchase price allocation as discussed in Note 3.

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–At December 31, 2009, the Company's valuation allowance for its net deferred tax asset fully reserved for all of the potential future tax savings from federal net operating loss carryforwards ("NOLs") and for a substantial portion of its state NOLs. In accordance with GAAP, the Company records a valuation allowance to reduce its deferred tax asset to the net amount that is more likely than not to be realized. The amount of any valuation allowance recorded does not in any way adversely affect the Company's ability to use its NOLs to offset taxable income in the future. If in the future the Company determines that it is more likely than not that the Company will be able to realize its deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its net recorded deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During the second half of 2008, the Company recorded significant unrealized losses on many of its largest investments, recognized other than temporary impairments for a number of other investments and reported reduced profitability from substantially all of its operating businesses, all of which contributed to the recognition of a pre-tax loss of $859,500,000 in the consolidated statement of operations and a pre-tax loss in other comprehensive income (loss) of $1,579,200,000 for the year ended December 31, 2008. The worldwide economic downturn has adversely affected many of the Company's operating businesses and investments, and the nature of the current economic difficulties make it impossible to reliably project how long the downturn will last. Additionally, the 2008 losses recognized by the Company resulted in a cumulative loss in total comprehensive income (loss) during the three year period ending December 31, 2008. In assessing the realizability of the net deferred tax asset at December 31, 2008, the Company concluded that its recent operating losses and the then current economic conditions worldwide be given more weight than its projections of future taxable income during the period that it has NOLs available (until 2030), and be given more weight than the Company's long track record of generating taxable income. As a result, the Company concluded that a valuation allowance is required against substantially all of the net deferred tax asset.

2. Significant Accounting Policies, continued:

Prior to 2008, the Company's long track record of generating taxable income, its cumulative taxable income for the then recent prior periods and its projections of future taxable income were the most heavily weighted factors considered when determining how much of the net deferred tax asset was more likely than not to be realizable. During 2007, the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company's estimate of future taxable income considered all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each material operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs.

The Company will continue to evaluate the realizability of its net deferred tax asset in future periods. However, before the Company would reverse any portion of its valuation allowance in excess of taxes recorded on reported income, it will need positive evidence that it has historical positive cumulative taxable income over a period of time which is likely to continue in future periods. At that time, any decrease to the valuation allowance would be based upon the Company's projections of future taxable income, which are inherently uncertain.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) is the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project is comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The retail center is approximately 90% leased and the office space is approximately 25% leased. Certain of the apartment units are allocated for long-term rental (114 units) and are substantially leased; the remaining apartment units are marketed as vacation rentals. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,500,000 at December 31, 2009, that is collateralized by the real estate. If MB1 is unable to make debt service or principal payments on the loan the Company is under no obligation to make those payments.

Current economic conditions have adversely impacted the majority of the retail tenants at the retail center. Over 20 retail tenants have requested reductions in rent payments, some of which have been granted; certain other tenants are not paying the full amount of rent due while their leases are being renegotiated. During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. Based on the assumptions discussed below the Company concluded that the carrying amount was not recoverable; accordingly, the Company recorded an impairment charge of $67,800,000 during the second quarter of 2009 (classified as selling, general and other expenses), which reduced the carrying amount of MB1's real estate to its fair value of $71,300,000 at June 30, 2009.

2. Significant Accounting Policies, continued:

The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. Although the retail center has a remaining useful life of 38 years, the Company prepared cash flow models assuming it would operate the retail center over periods of 7, 10 or 20 years and then sell the retail center at the end of those periods. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. The Company assumed that requested reductions in rent would continue through 2012 before returning to pre-abatement levels. Projected net cash flow before debt service included assumptions for vacancies, rent renewal rates, expense increases and allowances for tenant improvements for new tenants. The Company also prepared an additional model that assumed the bank lenders foreclose on their loan and take title to MB1's real estate. Although the Company would not receive any cash flow in the event the lenders foreclose on the mortgaged property, since the Company's debt obligation is without recourse to the Company, the impairment loss would be limited to the excess of the book value of the real estate over the debt obligation. The Company calculated the fair value of MB1's real estate by probability-weighting the present values of the various possible outcomes.

The cash flow projections assume some recovery in the local and national economy over the next few years. If economic conditions do not improve and the bank lenders do not foreclose, it is possible that MB1 will have to continue to provide rent reductions for its properties which could result in further impairment charges to the carrying value of the real estate. Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company is under no obligation and has no intention to provide the funds to MB1 to pay off the loan. MB1 received an additional default notice for failure to repay the bank loan but its lenders have not commenced foreclosure proceedings. If MB1's bank lenders foreclose in the future, the Company would record a gain equal to the excess of the loan balance over the then book value of the real estate. At December 31, 2009, the carrying value of MB1's real estate was $69,400,000.

In addition to the MB1 impairment, during 2009 the Company recorded impairment losses on long-lived assets aggregating $6,200,000, classified as selling, general and other expenses. Of this amount, $2,600,000 related to its manufacturing segment (primarily Idaho Timber) and $3,600,000 related to its real estate segment. During 2009, Idaho Timber discontinued remanufacturing of dimension lumber and experienced declining sales of certain specialty wood products at one of its plants, and as a result decided to close the plant. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. The carrying values of long-lived assets held and used and intangible assets were written down to their fair values, determined using the present value of expected future cash flows. The Company wrote down certain real estate properties that are held for sale for which the fair values were primarily based on appraisals or prices for similar assets. The Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company has recently decided to sell. The Company wrote down this real estate property to fair value primarily using market information for similar assets.

During 2008, the Company recorded impairment losses on long-lived assets aggregating $3,200,000, of which $800,000 related to its gaming entertainment segment, $1,300,000 related to its real estate segment and $1,100,000 related to its other operations segment. There were no impairment losses recorded during 2007.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in property and equipment (for example, manufacturing, gaming entertainment, land based contract oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

2. Significant Accounting Policies, continued:

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company has a portfolio of non-agency mortgage-backed bond securitizations, which were acquired at significant discounts to face amounts and are accounted for as acquisitions of impaired loans. The Company estimates the future cash flows for these securities to determine the accretable yield; increases in estimated cash flows are accounted for as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost due to credit losses are recognized as impairments in the consolidated statements of operations. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis, the Company re-estimates the future cash flows of these securities and records impairment charges if appropriate. The fair values for these securities are primarily determined using an income valuation model to calculate the present value of expected future cash flows, which incorporates assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates.

The Company recorded the following impairment charges for securities in the consolidated statement of operations during the three year period ended December 31, 2009 (in thousands):

	2009	2008	2007
Publicly traded securities	**$14,400**	$ 99,600	$ 1,800
Non-public securities and private equity funds	**2,200**	29,700	35,000
Non-agency mortgage-backed bond securitizations	**14,800**	14,100	–
Totals	**$31,400**	$143,400	$36,800

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

2. Significant Accounting Policies, continued:

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be materially impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

The Company has a joint venture agreement with Garff Enterprises, Inc., pursuant to which the joint venture has acquired various automobile dealerships ("Garcadia"). During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,300,000. Garcadia's automobile dealerships have been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired. Garcadia's cash flow projections assume that new car sales at their foreign car dealerships remain flat with 2009 sale levels through 2011 and project growth thereafter. Cash flow projections at dealerships that sell domestic cars are projected to continue to decline through 2012 or 2013 with projected growth thereafter. None of Garcadia's automobile dealerships are currently expected to close as a result of the restructuring of the U.S. automobile manufacturers. However, if new vehicle sales at Garcadia's automobile dealerships are less than projected amounts or dealerships are closed, further impairment charges are likely.

For the year ended December 31, 2008, the Company's equity in losses of IFIS Limited ("IFIS") includes impairment charges of $63,300,000. IFIS is a private Argentine company that owns a variety of investments, and its largest investment is ownership of common shares of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud"), an agricultural company primarily based in Argentina. During 2008, as a result of significant declines in quoted market prices for Cresud and other investments of IFIS, combined with declines in worldwide food commodity prices, the global mortgage and real estate crisis and political and financial conditions in Argentina, the Company determined that its investment in IFIS was impaired. The fair value of the Company's investment in IFIS was primarily based upon the quoted market prices of IFIS's investments.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made to determine these values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2009, the book value of goodwill was $9,300,000. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived

2. Significant Accounting Policies, continued:

assets recorded in a business combination like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 90% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $358,200,000 at December 31, 2009. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been materially different from their estimated fair values.

The fair values of the Company's portfolio of non-agency mortgage-backed bond securitizations, which are primarily determined using an income valuation model to calculate the present value of expected future cash flows, are considered to be Level 3 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a material adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be material to results of operations for that period. As of December 31, 2009, the Company's accrual for contingent losses was not material.

(b) *Consolidation Policy:* The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. The Company considers special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests. All intercompany transactions and balances are eliminated in consolidation.

Associated companies include equity interests in other entities that are accounted for under the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

2. Significant Accounting Policies, continued:

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $26,200,000 and $42,100,000 at December 31, 2009 and 2008, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost. Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:*** Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Revenues from sales of prepaid phone cards are deferred when the cards are initially sold and are recognized when the cards are used by the consumer and/or administrative fees are charged in accordance with the cards' terms, resulting in a reduction of the outstanding obligation to the customer. ResortQuest typically receives cash deposits on advance bookings of its vacation properties that are recorded as deferred revenue. Property management revenues are recognized ratably over the rental period based on ResortQuest's proportionate share of the total rental price of the property. Real estate brokerage revenues are recorded when the transactions are complete. Gaming entertainment revenues consist of casino gaming, hotel, food and beverage, and entertainment revenues. Casino gaming revenue is the aggregate of gaming wins and losses, reduced for the cash value of rewards earned by customers based on their level of play on slot machines. Hotel, food and beverage, and entertainment revenues are recognized as services are performed. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting. Drilling revenues from daywork contracts are recognized based on the days completed at the dayrate specified by the contracts.

(g) ***Cost of Sales:*** Manufacturing inventories are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs. STi Prepaid's cost of sales primarily consists of origination, transport and termination of telecommunications traffic, and connectivity costs paid to underlying service providers.

Direct operating expenses for property management and services include expenses relating to housekeeping, maintenance, reservations, marketing, and other costs associated with rental and management. Direct operating expenses also include the cost of sales and operating expenses related to food and beverage sales. Direct operating expenses for gaming entertainment include expenses relating to casino gaming, hotel, food and beverage, and entertainment, which primarily consists of employees' compensation and benefits, cost of sales related to food and beverage sales, marketing and advertising, gaming taxes, insurance, supplies, license fees and royalties.

2. Significant Accounting Policies, continued:

(h) ***Research and Development Costs:*** Research and development costs are expensed as incurred.

(i) ***Income Taxes:*** The Company provides for income taxes using the liability method. The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

(j) ***Derivative Financial Instruments:*** The Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under GAAP, and therefore are not accounted for as hedges. At December 31, 2009, the Company's derivative instruments, which are not designated as hedges, are interest rate swap contracts that are included in other non-current liabilities at aggregate fair value of $1,900,000. The total notional amount of these pay fixed/receive variable interest rate swaps was $35,500,000. Amounts recorded as income (charges) in investment and other income for changes in the fair values of derivatives were $2,200,000, $(6,400,000) and $(5,800,000) for the years ended December 31, 2009, 2008 and 2007, respectively; net unrealized gains (losses) were $1,000,000 and $(100,000) at December 31, 2009 and 2008, respectively.

(k) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction gains (losses) were $(300,000) for 2009, $2,300,000 for 2008 and $4,100,000 for 2007. Net unrealized foreign exchange translation gains were $4,000,000, $400,000 and $7,000,000 at December 31, 2009, 2008 and 2007, respectively.

(l) ***Share-Based Compensation:*** The cost of all share-based payments to employees, including grants of employee stock options and warrants, is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

(m) ***Recently Issued Accounting Standards:*** As of January 1, 2009, the Company adopted FASB guidance that significantly changes the accounting and reporting for minority interests, and requires retrospective application of its presentation and disclosure requirements for all periods presented. Minority interests have been reclassified as noncontrolling interests and included as a component of net worth; previously minority interests were separately classified on the consolidated balance sheet and not included as a component of consolidated net worth.

In June 2009, the FASB issued guidance for the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, that eliminates the concept of a qualifying special-purpose entity, establishes specific conditions that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale, changes the amount of recognized gain/loss on a transfer accounted for as a sale under certain circumstances, and requires enhanced disclosures. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2009, the FASB issued guidance effective for fiscal years beginning after November 15, 2009, that requires an enterprise to qualitatively determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity ("VIE"), which would result in the enterprise being the primary beneficiary of the VIE. This determination of the primary beneficiary is based upon the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, and has the obligation to absorb losses or the right to receive benefits of the VIE that could

2. Significant Accounting Policies, continued:

potentially be significant to the VIE. It also requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE and enhanced disclosures. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

3. Acquisitions:

Keen

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. On November 17, 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's $105,000,000 preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen in November 2009 it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company is required to record Keen's assets and liabilities at fair value, and is required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,300,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its carrying value ($85,900,000); accordingly the Company included a charge of $36,500,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

The Company engaged an independent valuation and appraisal firm to assist in its determination of the fair value of Keen's property and equipment, identifiable intangible assets, if any, and corresponding equity value. The methods used to determine the fair values included estimating Keen's business enterprise value, utilizing both discounted cash flow and market comparable based approaches. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining

Notes to Consolidated Financial Statements, continued

3. Acquisitions, continued:

expected useful life of the assets. Excluding intercompany loans, Keen's liabilities principally consisted of trade payables, which were recorded at face value.

The allocation of the cost of the acquisition to the assets acquired and liabilities assumed based upon their fair values is as follows (in thousands):

	As of November 17, 2009
Assets:	
Current assets:	
Cash and cash equivalents	**$ 12,866**
Trade, notes and other receivables	**18,189**
Prepaids and other current assets	**2,810**
Total current assets	**33,865**
Restricted cash	**6,206**
Property and equipment	**221,245**
Total assets	**261,316**
Liabilities:	
Current liabilities	**13,140**
Other non-current liabilities	**11,083**
Intercompany loans	**135,849**
Long-term debt	**2,554**
Total liabilities	**162,626**
Net assets acquired	**$ 98,690**

For the period from acquisition to December 31, 2009, the Company's consolidated statement of operations includes revenues and pre-tax income from Keen of $60,500,000 and $46,700,000, respectively, including a gain of $49,300,000 resulting from the bargain purchase. Acquisition related costs were expensed and were not material.

Unaudited pro forma operating results for the Company, assuming the acquisition of 100% of Keen had occurred as of the beginning of each year presented below are as follows (in thousands):

	2009	2008
Revenues and other income	**$1,163,400**	$ 1,331,800
Net income (loss)	**$ 550,700**	$(2,486,600)

Pro forma adjustments principally reflect the elimination of the Company's equity income (loss) related to Keen, a decrease to depreciation and amortization expense related to the adjustment to fair value of property and equipment and, for 2009, the elimination of the gain resulting from the bargain purchase.

The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of the beginning of the periods presented.

STi Prepaid

In March 2007, STi Prepaid purchased 75% of the assets of Telco Group, Inc. and its affiliates (collectively, "Telco") for an aggregate purchase price of $121,800,000 in cash, including expenses. The remaining Telco assets were contributed to STi Prepaid by the former owner in exchange for a 25% interest in STi Prepaid.

3. Acquisitions, continued:

The acquisition cost was principally allocated to components of working capital and to deferred tax assets. In connection with the acquisition, the Company revised its projections of future taxable income and reassessed the required amount of its deferred tax valuation allowance, which was required under prior GAAP. As a result of the reassessment, the Company concluded that it was more likely than not that it could realize additional deferred tax assets in the future; accordingly, a reduction to the deferred tax valuation allowance of $98,600,000 was recognized in the purchase price allocation (in addition to certain acquired deferred tax assets). Based upon its allocation of the purchase price, the Company recorded STi Prepaid intangible assets of $4,400,000.

ResortQuest

In June 2007, the Company completed the acquisition of ResortQuest for $11,900,000, including expenses and working capital adjustments finalized subsequent to the closing date.

Premier

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 61% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, and during 2007 provided Premier with a $180,000,000 senior secured credit facility to partially fund Premier's bankruptcy plan of reorganization (discussed below). At acquisition, the Company consolidated Premier as a result of its controlling voting interest; during the pendency of bankruptcy proceedings Premier was deconsolidated and accounted for under the equity method of accounting.

Premier owns the Hard Rock Biloxi, which opened to the public on June 30, 2007. The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005; however, two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast and severely damaged the hotel and related structures and completely destroyed the casino. On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under the bankruptcy code, before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division. Premier filed its petitions in order to seek the court's assistance in gaining access to Hurricane Katrina-related insurance proceeds (an aggregate of $161,200,000) which had been denied to Premier by its pre-petition secured bondholders.

Premier filed an amended disclosure statement and plan of reorganization on February 22, 2007 which provided for the payment in full of all of Premier's creditors, including payment of principal and accrued interest due to the holders of Premier's 10¾% senior secured notes at par (the "Premier Notes"). On July 30, 2007, the court entered an order confirming the plan, subject to a modification which Premier filed on August 1, 2007; Premier emerged from bankruptcy and once again became a consolidated subsidiary of the Company on August 10, 2007. The plan was funded in part with the $180,000,000 senior secured credit facility provided by a subsidiary of the Company. The credit facility matures on February 1, 2012, bears interest at 10¾%, is prepayable at any time without penalty, and contains other covenants, terms and conditions similar to those contained in the indenture governing the Premier Notes. Since the plan did not result in any change in ownership of the voting interests in Premier, the Company did not apply "fresh start" accounting and did not treat the reconsolidation of Premier as the acquisition of a business that, under GAAP, requires the measurement of assets and liabilities at fair value. Accordingly, the Company reconsolidated the assets and liabilities of Premier upon its emergence from bankruptcy using its historical basis in Premier's assets and liabilities.

See Note 19 for information concerning contingencies related to Premier.

4. Investments in Associated Companies:

A summary of investments in associated companies at December 31, 2009 and 2008 is as follows:

	2009	2008
	(In thousands)	
Investments in associated companies accounted for under the equity method of accounting (a):		
Jefferies High Yield Holdings, LLC ("JHYH")	**$ 318,047**	$ 280,923
Keen	**–**	252,362
Cobre Las Cruces, S.A. ("CLC")	**211,645**	165,227
Garcadia	**35,359**	72,135
HomeFed Corporation ("HomeFed")	**44,975**	44,093
Pershing Square IV, L.P. ("Pershing Square")	**33,538**	36,731
Brooklyn Renaissance Plaza	**29,875**	31,217
Berkadia Commercial Mortgage LLC ("Berkadia")	**240,030**	–
Wintergreen Partners Fund, L.P. ("Wintergreen")	**–**	42,895
HFH ShortPLUS Fund L.P. ("Shortplus")	**–**	39,942
IFIS	**–**	14,590
Other	**58,733**	93,402
Total accounted for under the equity method of accounting	**972,202**	1,073,517
Investments in associated companies carried at fair value (b):		
Jefferies Group, Inc. ("Jefferies")	**1,152,931**	683,111
AmeriCredit Corp. ("ACF")	**639,752**	249,946
Total accounted for at fair value	**1,792,683**	933,057
Total investments in associated companies	**$2,764,885**	$2,006,574

(a) Investments accounted for under the equity method of accounting are initially recorded at their original cost and subsequently increased for the Company's share of the investees' earnings, decreased for the Company's share of the investees' losses, reduced for dividends received and impairment charges recorded, if any, and increased for any additional investment of capital.

(b) As more fully discussed below, during 2008 the Company elected to account for its investments in Jefferies and ACF at fair value commencing on the dates these investments became subject to the equity method of accounting.

In accordance with GAAP, the Company is allowed to choose, at specified election dates, to measure many financial instruments and certain other items at fair value (the "fair value option") that would not otherwise be required to be measured at fair value. If the fair value option is elected for a particular financial instrument or other item, the Company is required to report unrealized gains and losses on those items in earnings. The Company's investments in ACF and Jefferies are the only eligible items for which the fair value option was elected, commencing on the date the investments became subject to the equity method of accounting. If these investments were accounted for under the equity method, the Company would have to record its share of their results of operations employing a quarterly reporting lag because of the investees' public reporting requirements. In addition, electing the fair value option eliminates some of the uncertainty involved with impairment considerations, since quoted market prices for these investments provides a readily determinable fair value at each balance sheet date. The Company's investment in HomeFed is the only other investment in an associated company that is also a publicly traded company but for which the Company did not elect the fair value option. HomeFed's common stock is not listed on any stock exchange, and price information for the common stock is not regularly quoted on any automated quotation system. It is traded in the over-the-counter market with high and low bid prices published by the National Association of Securities Dealers OTC Bulletin Board Service; however, trading volume is minimal. For these reasons the Company did not elect the fair value option for HomeFed.

4. Investments in Associated Companies, continued:

ACF

As of December 31, 2009, the Company had acquired approximately 25% of the outstanding common shares of ACF, a company listed on the New York Stock Exchange ("NYSE") (Symbol: ACF), for aggregate cash consideration of $418,600,000 ($405,300,000 was invested as of December 31, 2008). ACF is an independent auto finance company that is in the business of purchasing and servicing automobile sales finance contracts, historically to consumers who are typically unable to obtain financing from other sources. The Company has entered into a standstill agreement with ACF for the two year period ending March 3, 2010, pursuant to which the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares, unless the buyer agreed to be bound by terms of the standstill agreement, to not increase its ownership interest to more than 30% of the outstanding ACF common shares, and received the right to nominate two directors to the board of directors of ACF. The Company and ACF have entered into a registration rights agreement covering all of the ACF shares of common stock owned by the Company. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of ACF of $376,500,000 and $(155,300,000) for the years ended December 31, 2009 and 2008, respectively.

Jefferies

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash. The Jefferies common shares were valued based on the closing price of the Jefferies common stock on April 18, 2008, the last trading date prior to the acquisition ($398,248,000 in the aggregate). Including shares acquired in open market purchases during 2008, as of December 31, 2009 the Company owns an aggregate of 48,585,385 Jefferies common shares (approximately 29% of the Jefferies outstanding common shares) for a total investment of $794,400,000. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $469,800,000 and $(111,200,000) for the years ended December 31, 2009 and 2008, respectively. Jefferies, a company listed on the NYSE (Symbol: JEF), is a full-service global investment bank and institutional securities firm serving companies and their investors.

In connection with its investment in Jefferies, the Company entered into a standstill agreement, pursuant to which for the two year period ending April 21, 2010, the Company agreed, subject to certain provisions, to limit its investment in Jefferies to not more than 30% of the outstanding Jefferies common shares and to not sell its investment, and received the right to nominate two directors to the board of directors of Jefferies. Jefferies also agreed to enter into a registration rights agreement covering all of the Jefferies shares of common stock owned by the Company.

Berkadia

In December 2009, Berkadia, a joint venture between Berkshire Hathaway Inc. ("Berkshire Hathaway") and the Company, acquired the North American commercial mortgage origination and servicing business of Capmark Financial Group Inc. ("Capmark"). The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,200,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which was used to purchase outstanding mortgage loans and servicer advances from Capmark. The credit facility may be used to fund mortgage loans and servicer advances, to purchase mortgage servicing rights and for working capital needs. The Company has guaranteed Berkadia's repayment of 50% of the credit facility when due ($580,500,000 was outstanding under the facility at December 31, 2009).

4. Investments in Associated Companies, continued:

Berkadia acquired the commercial mortgage origination and servicing business from Capmark pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and certain Capmark entities in September 2009. Capmark paid Berkadia $40,000,000 for the right to require Berkadia to purchase the commercial mortgage origination and mortgage servicing business pursuant to the terms of the APA. Capmark subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing business, Berkadia's offer was the only offer for the entire business, which eliminated Capmark's risk of disposing of the remaining business. In addition, Berkadia's offer included a provision to hire the Capmark employees operating the business, thereby saving Capmark material employment related expenses.

Berkadia applied the acquisition method to account for the purchase of the commercial mortgage origination and servicing business and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. This excess is treated as a bargain purchase that is recognized as a gain on the date of acquisition and included in Berkadia's results of operations. For the period ended December 31, 2009, the Company recorded income from Berkadia of $20,800,000 under the equity method of accounting, of which $24,400,000 represented the Company's share of the bargain purchase.

IFIS

In March 2008, the Company increased its equity investment in the common shares of IFIS, a private company that primarily invests in operating businesses in Argentina, from approximately 3% to 26% for an additional cash investment of $83,900,000. IFIS owns a variety of investments, and its largest investment is approximately 32% of the outstanding common shares of Cresud. Cresud is a publicly traded Argentine agricultural company involved in a range of activities including crop production, cattle raising and milk production. When the Company acquired its additional interest in IFIS in 2008, it was classified as an investment in an associated company and accounted for under the equity method of accounting due to the size of the Company's voting interest. In January 2009, IFIS raised a significant amount of new equity in a rights offering in which the Company did not participate. As a result, the Company's ownership interest in IFIS was reduced to 8% and the Company no longer applies the equity method of accounting for this investment. At December 31, 2009, the Company's investment in IFIS was classified as a non-current investment.

During 2008, the Company also acquired a direct equity interest in Cresud for an aggregate cash investment of $54,300,000. At December 31, 2008, the Company owned 3,364,174 Cresud American Depository Shares or ADSs (each of which represents ten common shares), and warrants to purchase 11,213,914 Cresud common shares (or 1,121,391 Cresud ADSs) at an exercise price of $1.68 per share. The Company's direct investment in Cresud was classified as a non-current available for sale investment and carried at fair value at December 31, 2008.

As a result of significant declines in quoted market prices for Cresud and other investments of IFIS, combined with declines in worldwide food commodity prices, the global mortgage and real estate crisis and political and financial conditions in Argentina, the Company determined that its investments in IFIS and Cresud ADSs and warrants at December 31, 2008 were impaired. Accordingly, for the year ended December 31, 2008, the Company recorded an impairment charge of $63,300,000 relating to its investment in IFIS and $23,200,000 relating to the Company's direct investment in Cresud ADSs and warrants. The Company sold all of the Cresud ADSs and warrants in 2009 and recognized a loss of $5,700,000.

4. Investments in Associated Companies, continued:

CLC

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 9.98% of Inmet's current outstanding common shares. For more information on the Inmet shares, see Note 6. The Company retains a 30% interest in CLC.

During 2009, CLC repaid all its indebtedness under its senior secured credit facilities, through funds received from an intercompany loan by Inmet. The Company has guaranteed 30% of this intercompany U.S. dollar denominated loan, which had a balance of $240,100,000 at December 31, 2009. The Company has also loaned CLC €100,200,000 as of December 31, 2009 ($138,000,000 at exchange rates in effect on February 16, 2010). For the years ended December 31, 2009, 2008 and 2007, the Company recorded pre-tax income (losses) of $1,000,000, $(5,900,000) and $4,000,000, respectively, from this investment under the equity method of accounting.

HomeFed

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock. At December 31, 2009, the Company owns approximately 31.4% of HomeFed's outstanding common stock. For the years ended December 31, 2009, 2008 and 2007, the Company recorded $900,000, $(3,100,000) and $1,500,000, respectively, of pre-tax income (losses) from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 7.8% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $250,000,000 in cash plus its $100,000,000 investment in Jefferies Partners Opportunity Fund II, LLC during 2007; any request for additional capital contributions from the Company will now require the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions in the near future. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities formerly conducted by Jefferies, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the profits of JHYH, and are mandatorily redeemable in

4. Investments in Associated Companies, continued:

2013, with an option to extend up to three additional one-year periods. Under GAAP, JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company owns less than 50% of JHYH's capital, including its indirect interest through its investment in Jefferies, and will not absorb a majority of its expected losses or receive a majority of its expected residual returns.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded pre-tax income (losses) from this investment of $37,200,000, $(69,100,000) and $4,300,000, respectively, under the equity method of accounting. During 2008, the Company received distributions of $4,300,000 from JHYH. The Company has not provided any guarantees, nor is it contingently liable for any of JHYH's liabilities, all of which are non-recourse to the Company. The Company's maximum exposure to loss as a result of its investment in JHYH is limited to the book value of its investment ($318,000,000 at December 31, 2009) plus any additional capital it decides to invest.

Wintergreen

The Company had invested an aggregate of $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. For the years ended December 31, 2009, 2008 and 2007, the Company recorded $1,100,000, $(32,600,000) and $14,000,000, respectively, of pre-tax income (losses) from this investment under the equity method of accounting. During 2009, the Company redeemed its investment in Wintergreen and received distributions of $39,000,000.

Shortplus

In January 2007, the Company invested $25,000,000 in Shortplus, a limited partnership which principally invests through a master fund in a short-term based portfolio of asset-backed securities. For the years ended December 31, 2009, 2008 and 2007, the Company recorded pre-tax income (losses) of $(400,000), $10,500,000 and $54,500,000, respectively, from this investment under the equity method of accounting. During 2008, the Company received distributions of $50,000,000 from Shortplus. During 2009, the Company redeemed its investment in Shortplus and received distributions of $39,300,000.

Pershing Square

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create significant capital appreciation by investing in Target Corporation. For the years ended December 31, 2009, 2008 and 2007, the Company recorded $3,200,000, $77,700,000 and $85,500,000, respectively, of pre-tax losses from this investment under the equity method of accounting, principally resulting from declines in the market value of Target Corporation's common stock.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2009. (Amounts are in thousands.)

	2009	2008
Assets	**$5,792,300**	$5,076,600
Liabilities	**3,265,500**	1,808,900
Net assets	**$2,526,800**	$3,267,700
The Company's portion of the reported net assets	**$ 841,100**	$ 894,200

4. Investments in Associated Companies, continued:

	2009	2008	2007
Total revenues (including securities gains (losses))	**$ 690,200**	$ (482,400)	$ 158,900
Loss from continuing operations before extraordinary items	**$(294,700)**	$(1,460,700)	$(625,100)
Net loss	**$(294,700)**	$(1,460,700)	$(625,100)
The Company's equity in net loss	**$ (40,500)**	$ (275,800)	$ (31,200)

As discussed above, the Company elected the fair value option for two of its associated companies investments, ACF and Jefferies, rather than apply the equity method of accounting. The Company's annual report on Form 10-K for 2009 includes separate financial statements for ACF and Jefferies for 2009 and 2008.

Except for its investments in Berkadia and CLC, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above tables. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

Included in consolidated retained earnings at December 31, 2009 is approximately $49,000,000 of undistributed earnings of the associated companies accounted for under the equity method of accounting.

5. Discontinued Operations:

ATX Communications, Inc. ("ATX")

In September 2006, the Company sold ATX. Losses of $1,100,000 in 2008 relate to an indemnification obligation to the purchaser.

WilTel Communications Group, LLC ("WilTel")

In December 2005, the Company sold WilTel to Level 3 Communications, Inc. Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $800,000 ($500,000 after tax) from the resolution of sale-related contingencies.

During 2007, WilTel's former headquarters building, which was not included in the 2005 sale and was retained by the Company, was sold for net cash proceeds of $53,500,000 resulting in a small gain.

During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to WilTel and recorded income from discontinued operations of $15,200,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

Other

During 2009 and 2008, the Company received distributions totaling $11,300,000 and $44,900,000, respectively, from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York Insurance Department. The distributions were recognized as income from discontinued operations; for income tax purposes, the payments are

5. Discontinued Operations, continued:

treated as non-taxable distributions paid by a subsidiary. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York Insurance Department, income will only be recognized when received.

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $4,000,000 ($2,800,000 after tax) related to the collection of additional amounts from the sale of the Company's interest in an Argentine shoe manufacturer in 2005 that had not been previously recognized (collectibility was uncertain).

Results of discontinued operations for 2009, 2008 and 2007 were not material.

6. Investments:

A summary of investments classified as current assets at December 31, 2009 and 2008 is as follows (in thousands):

	2009		2008	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$80,788**	**$80,805**	$360,814	$362,628
Other investments, including accrued interest income	**4,034**	**3,902**	3,966	3,836
Total current investments	**$84,822**	**$84,707**	$364,780	$366,464

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2009 and 2008 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009				
Bonds and notes:				
U.S. Government and agencies	**$ 80,404**	**$ 26**	**$ 11**	**$ 80,419**
All other corporates	**384**	**2**	**–**	**386**
Total fixed maturities	**$ 80,788**	**$ 28**	**$ 11**	**$ 80,805**
2008				
Bonds and notes:				
U.S. Government and agencies	$251,895	$ 925	$ –	$252,820
U.S. Government-Sponsored Enterprises	72,273	46	–	72,319
All other corporates	36,646	1,263	420	37,489
Total fixed maturities	$360,814	$2,234	$420	$362,628

A summary of non-current investments at December 31, 2009 and 2008 is as follows (in thousands):

	2009		2008	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$780,048**	**$1,964,268**	$723,222	$ 859,122
Other investments	**163,983**	**163,970**	168,890	168,890
Total non-current investments	**$944,031**	**$2,128,238**	$892,112	$1,028,012

6. Investments, continued:

Non-current investments include 5,600,000 common shares of Inmet, which have a cost of $78,000,000 and carrying values of $339,100,000 and $90,000,000 at December 31, 2009 and 2008, respectively. The Inmet shares have registration rights and may be sold without restriction in accordance with applicable securities laws.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested an aggregate of $408,000,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In exchange for its cash investment, the Company received 264,000,000 common shares of Fortescue, and a $100,000,000 note of FMG that matures in August 2019. In July 2007, Fortescue sold new common shares in an underwritten public offering to raise additional capital for its mining project and to fund future growth. In connection with this offering, the Company exercised its pre-emptive rights to maintain its ownership position and acquired an additional 13,986,000 common shares of Fortescue for $44,200,000. In April 2009, the Company's interest was reduced to 9% upon the closing of a transaction in which Fortescue sold 260,000,000 new common shares to Hunan Valin Iron & Steel Company Ltd, a Chinese company. Non-current available for sale investments include 277,986,000 common shares of Fortescue, representing approximately 9% of the outstanding Fortescue common stock at December 31, 2009. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG), and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Fortescue shares have a cost of $246,300,000 and market values of $1,108,000,000 and $377,000,000 at December 31, 2009 and 2008, respectively.

In February 2010, the Company sold 30,000,000 common shares of Fortescue for net cash proceeds of $121,500,000, which will result in the recognition of a net securities gain of $94,900,000 in the first quarter of 2010. After considering this sale the Company owns approximately 8% of Fortescue's outstanding common shares.

Interest on the FMG note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas, which commenced production in May 2008. The note is unsecured and subordinate to the project's senior secured debt. Interest is payable semi-annually within 30 days of June 30th and December 31st of each year; however, cash interest payments on the note are currently being deferred by FMG due to covenants contained in the project's senior secured debt. Any interest payment that is deferred earns simple interest at an annual rate of 9.5%; the aggregate accrued interest receivable balance was $106,500,000 and $40,500,000 at December 31, 2009 and 2008, respectively. For accounting purposes, the Company allocated its initial Fortescue investment to the common shares acquired (based on the market value at acquisition), a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 was initially classified with other non-current assets and is being amortized to expense as the 4% of revenue is earned. Depreciation and amortization expense for the years ended December 31, 2009 and 2008 includes prepaid mining interest amortization of $7,300,000 and $2,800,000, respectively; the prepaid mining interest balance was $174,300,000 and $181,600,000 at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, other non-current investments include investments in private equity funds where the Company's voting interest isn't large enough to apply the equity method of accounting ($52,800,000 and $52,100,000, respectively), a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans ($14,000,000 and $43,200,000, respectively), the zero coupon note payable by FMG discussed above ($32,200,000 and $28,700,000, respectively), a stock interest in Light and Power Holdings, Ltd., the electric utility in Barbados ("LPH"), ($18,800,000 in both periods), the investment in IFIS discussed above ($11,200,000 and $0, respectively) and various other non-publicly traded interests in equity and debt securities ($35,000,000 and $26,200,000, respectively). The investments in bond securitizations are acquisitions of impaired loans, generally at a significant discount to face amounts. The Company estimates the future cash flows for the securitization interests to determine the accretable yield; increases in estimated cash flows are accounted for

Notes to Consolidated Financial Statements, continued

6. Investments, continued:

as a yield adjustment on a prospective basis but decreases in estimated cash flows below amortized cost are recognized as impairments. Contractual cash flows in excess of estimated cash flows are not part of the accretable yield. The market for these securities is highly illiquid and they rarely trade. On a regular basis the Company re-estimates future cash flows and records impairment charges if appropriate. The remaining other investments are accounted for under the cost method of accounting, reduced for impairment charges when appropriate.

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2009 and 2008 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009				
Bonds and notes:				
U.S. Government and agencies	**$ 25,858**	**$ –**	**$ 67**	**$ 25,791**
U.S. Government-Sponsored Enterprises	**352,251**	**6,391**	**422**	**358,220**
All other corporates	**22,969**	**228**	**13**	**23,184**
Total fixed maturities	**401,078**	**6,619**	**502**	**407,195**
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	**16,340**	**14,925**	**–**	**31,265**
Industrial, miscellaneous and all other	**362,630**	**1,163,255**	**77**	**1,525,808**
Total equity securities	**378,970**	**1,178,180**	**77**	**1,557,073**
	$780,048	**$1,184,799**	**$ 579**	**$1,964,268**
2008				
Bonds and notes:				
U.S. Government and agencies	$ 11,839	$ –	$ 394	$ 11,445
U.S. Government-Sponsored Enterprises	284,696	753	3,704	281,745
All other corporates	4,648	87	234	4,501
Total fixed maturities	301,183	840	4,332	297,691
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	13,750	2,890	–	16,640
Industrial, miscellaneous and all other	408,289	143,067	6,565	544,791
Total equity securities	422,039	145,957	6,565	561,431
	$723,222	$ 146,797	$10,897	$ 859,122

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2009, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$ 38,880	$ 39,026
Due after five years through ten years	–	–
Due after ten years	–	–
	38,880	39,026
Mortgage-backed and asset-backed securities	362,198	368,169
	$401,078	$407,195

6. Investments, continued:

Net unrealized gains on investments were $1,034,200,000, $24,000,000 and $997,700,000 at December 31, 2009, 2008 and 2007, respectively. Reclassification adjustments included in comprehensive income (loss) for the three year period ended December 31, 2009 are as follows (in thousands):

	2009	2008	2007
Net unrealized holding gains (losses) arising during the period, net of taxes of $36,348, $536,981 and $561,743	**$1,001,651**	$(938,930)	$981,411
Less: reclassification adjustment for net (gains) losses included in net income (loss), net of taxes of $0, $19,872 and $12,328	**8,511**	(34,746)	(21,539)
Net change in unrealized gains (losses) on investments, net of taxes of $36,348, $556,853 and $549,415	**$1,010,162**	$(973,676)	$959,872

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category, all of which have been in a continuous unrealized loss position for less than 12 months, at December 31, 2009 (in thousands):

Description of Securities	Fair Value	Unrealized Losses
U.S. Government and agencies securities	$ 37,304	$ 78
Mortgage-backed and asset-backed securities	67,386	426
Corporate bonds	2,872	7
Marketable equity securities	1,656	77
Total temporarily impaired securities	$109,218	$588

The unrealized losses on the mortgage-backed and asset-backed securities (substantially all of which are issued by U.S. Government-Sponsored Enterprises) relate to 15 securities substantially all of which were purchased in 2009. The unrealized losses related to the U.S. government and agencies securities, corporate bonds and marketable equity securities are not considered to be an other than temporary impairment. This determination is based on a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in the fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity or recovery, and other factors specific to the individual investment.

At December 31, 2009, the Company's investments which have been in a continuous unrealized loss position for 12 months or longer were not material.

Securities with book values of $8,800,000 and $8,100,000 at December 31, 2009 and 2008, respectively, collateralized certain swap agreements and a letter of credit.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Trade receivables	**$ 84,888**	$ 79,462
Accrued interest on FMG note	**106,546**	40,467
Receivables related to securities	**3,515**	4,512
Receivables related to associated companies	**6,084**	1,126
Receivables relating to real estate activities	**2,550**	1,000
Other	**8,787**	15,506
	212,370	142,073
Allowance for doubtful accounts	**(5,280)**	(3,710)
Total current trade, notes and other receivables, net	**$207,090**	$138,363

8. Inventory:

A summary of inventory (which is included in the caption, prepaids and other current assets) at December 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Raw materials	**$ 5,396**	$ 9,148
Work in process	**12,352**	15,436
Finished goods	**43,461**	52,319
	$61,209	$76,903

9. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Intangibles:		
Customer relationships, net of accumulated amortization of $37,349 and $27,473	**$45,732**	$55,670
Licenses, net of accumulated amortization of $1,730 and $991	**10,318**	10,947
Trademarks and tradename, net of accumulated amortization of $1,123 and $593	**5,066**	3,689
Patents, net of accumulated amortization of $769 and $611	**1,591**	1,749
Other, net of accumulated amortization of $2,711 and $2,344	**3,000**	3,477
Goodwill	**9,316**	9,316
	$75,023	$84,848

Trademarks and tradename increased by $1,900,000 during 2009 due to an acquisition by STi Prepaid; the asset is being amortized on a straight line basis over its estimated useful life of ten years. During 2009, Idaho Timber impaired certain long-lived assets, including $1,200,000 of customer relationships intangibles; for further information, see Note 2.

The goodwill in the above table relates to Conwed Plastics ($8,100,000) and STi Prepaid ($1,200,000).

9. Intangible Assets, Net and Goodwill, continued:

Amortization expense on intangible assets was $10,400,000, $9,300,000 and $8,600,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows: 2010 - $9,900,000; 2011 - $9,400,000; 2012 - $8,900,000; 2013 - $8,700,000; and 2014 - $8,200,000.

10. Other Assets:

A summary of non-current other assets at December 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Real Estate	**$228,769**	$320,729
Unamortized debt expense	**20,631**	26,915
Restricted cash	**98,080**	90,752
Prepaid mining interest	**164,874**	173,165
Other	**7,848**	8,229
	$520,202	$619,790

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which currently houses the Panama City-Bay County International Airport. At December 31, 2009 and 2008, restricted cash included $56,500,000 that has been placed into escrow pursuant to this agreement; the transaction will close and title to the property will pass only after the city completes construction of a new airport and moves the airport operations to its new location within specified timeframes. In addition, restricted cash at December 31, 2009 and 2008 includes $14,900,000 of escrowed funds relating to the Premier noteholders' claims; see Note 19 for further information.

The Company's prepaid mining interest relates to its investment in Fortescue, which is more fully explained in Note 6.

11. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2009 and 2008 is as follows (in thousands):

	Depreciable Lives (in years)	**2009**	2008
Land, buildings and leasehold improvements	3-45	**$ 406,521**	$ 403,186
Machinery and equipment	3-40	**182,976**	180,836
Oil and gas drilling services machinery and equipment	7-15	**210,621**	–
Network equipment	5-15	**18,550**	16,597
Corporate aircraft	5-10	**100,242**	100,021
Computer equipment and software	2-7	**24,719**	17,009
Furniture and fixtures	2-10	**23,425**	25,383
Construction in progress	N/A	**1,918**	3,836
Other	3-7	**9,356**	3,459
		978,328	750,327
Accumulated depreciation and amortization		**(263,080)**	(215,687)
		$ 715,248	$ 534,640

12. Trade Payables and Expense Accruals:

A summary of trade payables and expense accruals at December 31, 2009 and 2008 is as follows (in thousands):

	2009	2008
Trade payables	**$ 40,431**	$ 35,104
Due to telecommunication carriers and accrued carrier costs	**27,313**	32,270
Payables related to securities	**1,185**	3,885
Accrued compensation, severance and other employee benefits	**41,561**	44,752
Accrued legal and professional fees	**6,918**	9,484
Accrued clinical trial expenses	**120**	2,003
Taxes other than income	**6,908**	7,363
Accrued interest payable	**40,179**	41,779
Other	**33,282**	29,230
	$197,897	$205,870

13. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2009 and 2008 are as follows (dollars in thousands):

	2009	2008
Parent Company Debt:		
Senior Notes:		
7¼% Senior Notes due 2013, less debt discount of $217 and $267	**$ 99,783**	$ 99,733
7% Senior Notes due 2013, net of debt premium of $494 and $673	**339,939**	375,673
7⅛% Senior Notes due 2017	**500,000**	500,000
8⅛% Senior Notes due 2015, less debt discount of $6,605 and $7,470	**493,395**	492,530
Subordinated Notes:		
3¾% Convertible Senior Subordinated Notes due 2014	**97,581**	221,110
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	**91,700**	98,200
Subsidiary Debt:		
Repurchase agreements	**198,582**	151,088
Aircraft financing	**34,994**	37,108
Capital leases due 2010 through 2015 with a weighted average interest rate of 2.1%	**3,231**	927
Other due 2010 through 2011 with a weighted average interest rate of 2.1%	**111,166**	105,087
Total debt	**1,970,371**	2,081,456
Less: current maturities	**(312,592)**	(248,713)
Long-term debt	**$1,657,779**	$1,832,743

Parent Company Debt:

In June 2009, the Company terminated its $100,000,000 bank credit facility; no amounts were outstanding under this bank credit facility.

The Board of Directors has authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other

13. Indebtedness, continued:

factors; such purchases may be commenced or suspended at any time without notice. During 2009, the Company repurchased $35,600,000 principal amount of its 7% Senior Notes due 2013 and $6,500,000 principal amount of its 8.65% Junior Subordinated Deferrable Interest Debentures due 2027 and recognized aggregate pre-tax gains of $6,700,000, which are reflected in investment and other income.

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.97 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 43.5414 shares per each $1,000 principal amount of notes subject to adjustment (an aggregate of 15,239,490 shares). During 2009, the Company issued 5,378,606 common shares upon the conversion of $123,529,000 principal amount of the notes and during 2008, the Company issued 5,611,913 common shares upon the conversion of $128,887,000 principal amount of the notes, pursuant to privately negotiated transactions to induce conversion. The number of common shares issued was in accordance with the terms of the notes; however, the Company paid the former noteholders $26,000,000 in 2009 and $12,200,000 in 2008 to induce conversion. The additional cash payments were recorded as selling, general and other expenses. Separately, another bondholder converted $3,000 principal amount of the convertible notes into common shares during 2008.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends.

Subsidiary Debt:

Debt due within one year includes $198,600,000 and $151,100,000 as of December 31, 2009 and 2008, respectively, relating to repurchase agreements. At December 31, 2009, these fixed rate repurchase agreements have a weighted average interest rate of approximately 0.3%, mature in January 2010 and are collateralized by non-current investments with a carrying value of $210,400,000.

During 2001, a subsidiary of the Company borrowed $53,100,000 collateralized by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2009 was 4.2%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $1,900,000 and $3,300,000 at December 31, 2009 and 2008, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Other subsidiary debt at December 31, 2009 and 2008 principally includes Premier's equipment financing ($10,200,000 and $14,700,000, respectively) and debt secured by MB1's real estate development project ($100,500,000 and $90,200,000, respectively). Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company is under no obligation and has no intention to provide the funds to pay off the loan. MB1 received a default notice for failure to repay the bank loan but its lenders have not commenced foreclosure proceedings. The loan has been classified as a current liability as of December 31, 2009 and 2008. MB1 had entered into an interest rate swap agreement, which fixed the interest rate

13. Indebtedness, continued

at approximately 5.1%. MB1 would have paid $8,500,000 at December 31, 2008 if the swap were terminated; the fair value of the swap was added to the loan balance and the swap was terminated in 2009.

At December 31, 2009, $328,600,000 of other assets (primarily investments, real estate and property) are pledged for indebtedness aggregating $348,000,000.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2014 are as follows: 2010 - $312,600,000; 2011 - $33,600,000; 2012 - $700,000; 2013 - $440,100,000; and 2014 - $98,100,000.

The weighted average interest rate on short-term borrowings (consisting of repurchase agreements) was 0.3% and 2.3% at December 31, 2009 and 2008, respectively.

14. Common Shares, Stock Options and Preferred Shares:

During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to its former subsidiary, WilTel, and recorded income from discontinued operations of $15,200,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

In April 2008, the Company sold to Jefferies 10,000,000 of the Company's common shares, and received 26,585,310 shares of common stock of Jefferies and $100,021,000 in cash. In September 2007, the Company completed the issuance and sale of 5,500,000 of its common shares at a net price of $45.50 per share. Net proceeds after payment of underwriting fees were $242,000,000.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. During the three year period ended December 31, 2009, the Company acquired 7,171 common shares at an average price of $39.70 per common share, all in connection with stock option exercises. At December 31, 2009, the Company is authorized to repurchase 11,992,829 common shares.

Salaries and incentive compensation expense included $10,900,000, $10,100,000 and $11,000,000 for the years ended December 31, 2009, 2008 and 2007, respectively, for share-based compensation expense relating to grants previously made under the Company's senior executive warrant plan and fixed stock option plan. Net income decreased by $10,900,000 and $7,900,000 for 2009 and 2007, respectively, and net loss increased by $10,100,000 for 2008 as a result of the share-based compensation expense. As of December 31, 2009, total unrecognized compensation cost related to nonvested share-based compensation plans was $8,700,000; this cost is expected to be recognized over a weighted-average period of 1.5 years.

As of December 31, 2009, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 450,000 shares to any individual in a given taxable year. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and

14. Common Shares, Stock Options and Preferred Shares, continued:

become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2009, 1,888,650 shares were available for grant under the plan.

The senior executive warrant plan provides for the issuance, subject to shareholder approval, of warrants to purchase up to 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to 105% of the closing price per share of a common share on the date of grant. On March 6, 2006, the Company's Board of Directors approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued. The warrants expire in 2011 and vest in five equal tranches with 20% vesting on the date shareholder approval was received and an additional 20% vesting in each subsequent year. At December 31, 2009, 4,000,000 warrants were outstanding and 3,200,000 were exercisable; since the exercise price exceeds the market price the warrants have no aggregate intrinsic value. Both the outstanding and exercisable warrants had a weighted-average remaining contractual term of 1.2 years. No warrants were exercised or forfeited during 2009.

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2009 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2006	2,658,250	$21.90		
Granted	12,000	$33.50		
Exercised	(727,689)	$15.72		$18,400,000
Cancelled	(63,200)	$23.52		
Balance at December 31, 2007	1,879,361	$24.31		
Granted	879,500	$28.23		
Exercised	(314,571)	$20.04		$ 9,300,000
Cancelled	(144,000)	$25.94		
Balance at December 31, 2008	2,300,290	$26.29		
Granted	12,000	$24.44		
Exercised	(47,250)	$20.28		$ 200,000
Cancelled	(68,800)	$26.38		
Balance at December 31, 2009	2,196,240	$26.40	3.2 years	$ 1,100,000
Exercisable at December 31, 2009	819,740	$25.30	2.5 years	$ 700,000

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2009:

	2009 Options	2008 Options	2007 Options
Risk free interest rate	**1.99%**	2.34%	4.57%
Expected volatility	**44.12%**	38.46%	21.71%
Expected dividend yield	**.51%**	.45%	.75%
Expected life	**4.3 years**	4.0 years	4.3 years
Weighted-average fair value per grant	**$8.80**	$8.94	$8.03

14. Common Shares, Stock Options and Preferred Shares, continued:

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price.

At December 31, 2009 and 2008, 4,084,890 and 3,132,140, respectively, of the Company's common shares were reserved for stock options, 4,248,841 and 9,627,447, respectively, of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes and 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2009 and 2008, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

One of the Company's subsidiaries maintains a stock option plan for its employees that provides for the granting of stock options that are exercisable into common shares of the subsidiary; however, amounts related to this plan have not been material. Salaries and incentive compensation expense include amounts for this plan of $200,000, $1,100,000 and $200,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The subsidiary also granted stock appreciation rights to an executive officer that have a seven year term and become exercisable only upon the occurrence of certain events. The rights are payable in cash unless the subsidiary's shares are publicly listed, in which case the subsidiary may elect to settle the rights in stock. Because management has determined that the occurrence of the events required for the stock appreciation rights to become exercisable was not probable as of December 31, 2009, no expense or liability relating to the rights has been recorded. Stock appreciation rights were also granted to a former executive officer; amounts expensed related to these rights were $3,100,000, $1,000,000 and $100,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

15. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2009 (in thousands):

	2009	2008	2007
Net realized gains on securities	**$ 10,440**	$ 23,383	$109,356
Write-down of investments (a)	**(31,420)**	(143,417)	(36,834)
Net unrealized gains (losses) on trading securities	**(126)**	(24,508)	23,119
	$(21,106)	$(144,542)	$ 95,641

(a) Consists of provisions to write down investments resulting from declines in fair values believed to be other than temporary.

During 2007, the Company sold all of its common stock holdings in Eastman Chemical Company and recognized a net security gain of $37,800,000.

Proceeds from sales of investments classified as available for sale were $2,112,600,000, $4,485,200,000 and $5,286,100,000 during 2009, 2008 and 2007, respectively. Gross gains of $18,700,000, $22,400,000 and $99,000,000 and gross losses of $21,700,000, $44,000,000 and $5,500,000 were realized on these sales during 2009, 2008 and 2007, respectively.

16. Other Results of Operations:

Investment and other income for each of the three years in the period ended December 31, 2009 consists of the following (in thousands):

	2009	2008	2007
Interest on short-term investments	**$ 461**	$ 4,053	$ 18,121
Dividend income	**3,945**	8,180	13,290
Interest on fixed maturity investments	**26,784**	41,555	64,787
Other investment income	**945**	3,974	4,075
Income related to Fortescue's Pilbara project (see Note 6)	**66,079**	40,467	–
Bargain purchase related to Keen (see Note 3)	**49,345**	–	–
Gains on sale of real estate and other assets, net of costs	**12,767**	3,395	11,607
Reimbursement for minority interest losses	**–**	5,551	–
Income related to settlement of insurance claims	**5,272**	11,546	–
Income related to sale of associated companies	**–**	–	11,441
Gain from legal settlement	**10,453**	–	–
Gain on buyback of debt	**6,693**	–	–
Income on termination of joint development agreement	**–**	–	8,490
Rental income	**14,149**	8,617	5,723
Winery revenues	**20,735**	22,102	20,091
Other	**40,248**	39,611	23,840
	$257,876	$189,051	$181,465

For 2008, other income for the gaming entertainment segment includes a $7,300,000 gain from the settlement of an insurance claim and $5,600,000 resulting from capital contributions from the noncontrolling interest. In prior periods, the Company recorded 100% of the losses from this segment after cumulative loss allocations to the noncontrolling interest (classified as minority interest prior to January 1, 2009) had reduced the noncontrolling interest liability to zero. Since the noncontrolling interest liability remained at zero after considering the capital contributions, the entire capital contribution was recorded as income, effectively reimbursing the Company for a portion of the noncontrolling interest losses that were not previously allocated to the noncontrolling interest. For 2008, manufacturing other income includes a $4,200,000 gain from the settlement of an insurance claim relating to Idaho Timber.

Taxes, other than income or payroll, amounted to $22,400,000, $21,300,000 and $10,400,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising costs amounted to $16,000,000, $25,000,000 and $9,700,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Research and development costs charged to expense were $3,500,000, $14,000,000 and $22,300,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

17. Income Taxes:

The principal components of deferred taxes at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Deferred Tax Asset:		
Securities valuation reserves	**$ 92,091**	$ 235,498
Other assets	**154,220**	61,696
NOL carryover	**2,165,839**	2,090,031
Other liabilities	**45,001**	47,850
	2,457,151	2,435,075
Valuation allowance	**(1,835,161)**	(2,307,281)
	621,990	127,794
Deferred Tax Liability:		
Unrealized gains on investments	**(613,622)**	(51,799)
Depreciation	**(9,178)**	(12,715)
Other	**(14,959)**	(23,045)
	(637,759)	(87,559)
Net deferred tax asset (liability)	**$ (15,769)**	$ 40,235

As of December 31, 2009, the Company had consolidated federal NOLs of $1,242,000,000, none of which expire prior to 2023, that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $4,743,000,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries. Except for $3,941,000 that expire in 2012, none of the other NOLs expire prior to 2017. The Company has capital loss carryforwards of $197,400,000, of which $60,600,000 expire in 2013 and the balance in 2014. The Company also has various state NOLs that expire at different times, which are reflected in the above table to the extent the Company estimates its future taxable income will be apportioned to those states. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

As more fully discussed in Note 2, during 2008 the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense. During 2007, the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

17. Income Taxes, continued:

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2009 was as follows, excluding amounts allocated to income (losses) related to associated companies and discontinued operations (in thousands):

	2009	2008	2007
State income taxes	**$ (1,855)**	$ 3,266	$ 4,176
Resolution of state tax contingencies	**(2,025)**	(254)	(1,475)
Federal income taxes:			
Current	–	(116)	(1,958)
Deferred	–	(1,420)	(17,925)
Increase (decrease) in valuation allowance	–	1,672,138	(542,686)
Foreign income taxes	**11,023**	61	97
	$ 7,143	$1,673,675	$(559,771)

As of December 31, 2009 and 2008, the Company has a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for 2009. However, the Company has material unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, it would be fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,700,000 and $11,600,000 in accumulated other comprehensive income and income related to associated companies, respectively.

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2009	2008	2007
Expected federal income tax	**$(87,841)**	$ (128,784)	$ (21,435)
State income taxes, net of federal income tax benefit	**(1,855)**	3,266	2,714
Increase (decrease) in valuation allowance	–	1,672,138	(542,686)
Tax benefit of current year losses fully reserved in valuation allowance	**105,364**	129,076	–
Resolution of tax contingencies	**(2,025)**	(1,669)	(1,475)
Permanent differences	**(17,523)**	(292)	824
Foreign taxes	**11,023**	61	97
Other	–	(121)	2,190
Actual income tax provision (benefit)	**$ 7,143**	$1,673,675	$(559,771)

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the expiration of the applicable statute of limitations and the favorable resolution of certain federal and state income tax contingencies.

Effective January 1, 2007, the Company adopted GAAP guidance, which prescribes the accounting for and disclosure of uncertainty in income tax positions. This guidance specifies a recognition threshold that must be met before any part of the benefit of a tax position can be recognized in the financial statements, specifies measurement criteria and provides guidance for classification and disclosure. The Company was not required to record an adjustment to its financial statements upon this adoption.

17. Income Taxes, continued:

The following table reconciles the total amount of unrecognized tax benefits as of the beginning and end of the periods presented (in thousands):

	Unrecognized Tax Benefits	Interest	Total
As of January 1, 2007	$10,500	$ 3,500	$14,000
Additions to unrecognized tax benefits	400	100	500
Additional interest expense recognized	–	800	800
Audit payments	(300)	(200)	(500)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(1,000)	(500)	(1,500)
Balance, December 31, 2007	9,600	3,700	13,300
Additions to unrecognized tax benefits	1,200	–	1,200
Additional interest expense recognized	–	800	800
Audit payments	–	–	–
Reductions as a result of the lapse of the statute of limitations and completion of audits	(2,900)	(1,300)	(4,200)
Balance, December 31, 2008	7,900	3,200	11,100
Additions to unrecognized tax benefits	200	–	200
Additional interest expense recognized	–	600	600
Audit payments	(200)	(100)	(300)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(1,200)	(800)	(2,000)
Balance, December 31, 2009	$ 6,700	$ 2,900	$ 9,600

If recognized, the total amount of unrecognized tax benefits reflected in the table above would lower the Company's effective income tax rate. Over the next twelve months, the Company believes it is reasonably possible that the aggregate amount of unrecognized tax benefits related to uncertain tax positions will decrease by approximately $900,000 upon the resolution of certain assessments. The statute of limitations with respect to the Company's federal income tax returns has expired for all years through 2005. The Company's New York State and New York City income tax returns are currently being audited for the 2003 to 2005 period.

Prior to May 2001, WilTel was included in the consolidated federal income tax return of its former parent, The Williams Companies Inc. ("Williams"). Pursuant to a tax settlement agreement between WilTel and Williams, the Company has no liability for any audit adjustments made to Williams' consolidated tax returns; however, adjustments to Williams' prior years tax returns could affect certain of the Company's tax attributes that impact the calculation of alternative minimum taxable income.

18. Pension Plans and Postretirement Benefits:

The information presented below for defined benefit pension plans is presented separately for the Company's plan and the plan formerly administered by WilTel. Pursuant to the WilTel sale agreement the responsibility for WilTel's defined benefit pension plan was retained by the Company. The Company presents the information separately since the WilTel plan's investment strategies, assumptions and results are significantly different than those of the Company.

18. Pension Plans and Postretirement Benefits, continued:

The Company:

Prior to 1999, the Company maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company froze its defined benefit pension plan. The Company is in the process of seeking approval from various government entities to terminate this frozen defined benefit pension plan; the Company anticipates it will terminate this plan in the fourth quarter of 2010. A summary of activity with respect to the Company's defined benefit pension plan for 2009 and 2008 is as follows (in thousands):

	2009	2008
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$50,628**	$51,759
Interest cost (a)	**2,491**	2,555
Actuarial (gain) loss	**3,262**	(53)
Benefits paid	**(5,224)**	(3,633)
Projected benefit obligation at December 31,	**$51,157**	$50,628
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$48,005**	$47,203
Actual return on plan assets	**(690)**	4,706
Employer contributions	–	–
Benefits paid	**(5,224)**	(3,633)
Administrative expenses	**(123)**	(271)
Fair value of plan assets at December 31,	**$41,968**	$48,005
Funded Status at end of year	**$ (9,189)**	$ (2,623)

(a) Includes charges to expense of $700,000 for each of 2009 and 2008, relating to discontinued operations obligations.

As of December 31, 2009 and 2008, $17,100,000 and $11,300,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income (loss) and $9,200,000 and $2,600,000, respectively, was reflected as accrued pension cost. If the plan is terminated during 2010, the Company expects it will have to contribute an additional $10,500,000 to the plan.

Pension expense related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2009	2008	2007
Interest cost	**$ 1,782**	$ 1,836	$ 1,838
Expected return on plan assets	**(1,517)**	(1,470)	(1,238)
Actuarial loss	**366**	563	813
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 634**	$ 932	$ 1,416

18. Pension Plans and Postretirement Benefits, continued:

At December 31, 2009, the plan's assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 475	$ 475	$ –
Bonds and notes:			
U.S. Government and agencies	7,811	7,727	84
U.S. Government-Sponsored Enterprises	15,686	–	15,686
All other corporates	17,693	–	17,693
Other	303	303	–
Total	$41,968	$8,505	$33,463

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. Certain of the corporate bonds are measured using Level 2 inputs. Although these bonds trade in brokered markets, the market for certain bonds is sometimes inactive. The fair values of these investments are based on reported trading prices, bid and ask prices and quotes obtained from independent market makers in the securities. At December 31, 2009, the plan did not have any fair value measurements using unobservable inputs (Level 3).

At December 31, 2008, the plan's assets consisted of U.S. Government and agencies bonds (19%), U.S. Government-Sponsored Enterprises (49%), investment grade bonds (30%) and cash equivalents (2%).

The defined benefit pension plan assets are invested in investment grade fixed income investments with an average duration that matches the pension liability. This investment strategy provides the Company with more flexibility in managing the plan should interest rates change.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 2.0% real rate of return for risk-free investments (primarily U.S. government and agency bonds) for the target duration, 0.25% inflation risk premium and 0.45% default risk premium for the portion of the portfolio invested in non-U.S. government and agency bonds. The combination of these underlying assumptions resulted in the selection of the 5.2% expected long-term rate of return assumption for 2009. Because pension expense includes the cost of expected plan administrative expenses, the 5.2% assumption is not reduced for such expenses.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2009.

18. Pension Plans and Postretirement Benefits, continued:

A summary of activity with respect to the Company's postretirement plans for 2009 and 2008 is as follows (in thousands):

	2009	2008
Accumulated postretirement benefit obligation at January 1,	**$ 3,937**	$4,083
Interest cost	**153**	239
Plan amendments	**(2,345)**	–
Contributions by plan participants	**164**	120
Actuarial (gain) loss	**(80)**	14
Benefits paid	**(521)**	(519)
Accumulated postretirement benefit obligation at December 31,	**$ 1,308**	$3,937

The Company expects to spend $300,000 on postretirement benefits during 2010. At December 31, 2009, the assumed health care cost trend rate for 2010 used in measuring the accumulated postretirement benefit obligation is 8.25% and, at December 31, 2008, such rate for 2009 was 9.0%. At December 31, 2009 and 2008, the assumed health care cost trend rates were assumed to decline to an ultimate rate of 4.5% by 2027 and 5% by 2018, respectively. If the health care cost trend rates were increased or decreased by 1%, the change in the accumulated postretirement obligation as of December 31, 2009 and change in interest cost for 2009 would not be material.

At December 31, 2009 and 2008, the amounts in accumulated other comprehensive income (loss) relating to the Company's defined benefit pension plan and other benefits plans that have not yet been recognized in net periodic benefit cost are as follows (in thousands):

	2009		2008	
	Pension Plan	**Other Benefits Plans**	Pension Plan	Other Benefits Plans
Net loss (gain)	**$17,037**	**$ (848)**	$11,278	$ (862)
Prior service cost (credit)	**38**	**(2,357)**	40	(205)
	$17,075	**$(3,205)**	$11,318	$(1,067)

Changes in the Company's plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008	
	Pension Plan	**Other Benefits Plans**	Pension Plan	Other Benefits Plans
Net gain (loss) arising during period	**$(6,271)**	**$ 80**	$2,364	$ (13)
Prior service credit arising during the period	–	**2,345**	–	–
Recognition of amortization in net periodic benefit cost:				
Prior service cost (credit)	**3**	**(193)**	3	(59)
Actuarial loss (gain)	**511**	**(94)**	783	(71)
Total	**$(5,757)**	**$2,138**	$3,150	$(143)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 is $500,000; such amount for the prior service cost is not material. The estimated net gain and prior service credit for the other benefits plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 are $100,000 and $300,000, respectively.

18. Pension Plans and Postretirement Benefits, continued:

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit plan and postretirement plans are as follows:

	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Discount rate used to determine benefit obligation at December 31,	**4.35%**	5.25%	**4.70%**	6.30%
Weighted-average assumptions used to determine net cost for years ended December 31,:				
Discount rate	**5.25%**	5.20%	**6.30%**	6.10%
Expected long-term return on plan assets	**5.20%**	5.10%	**N/A**	N/A

The discount rate for pension benefits was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. The discount rate for other benefits was based on the expected future benefit payments in conjunction with the Citigroup Pension Discount Curve.

The following benefit payments are expected to be paid (in thousands):

	Pension Benefits	Other Benefits
2010	$51,157	$320
2011	–	304
2012	–	100
2013	–	94
2014	–	88
2015–2019	–	357

WilTel:

Effective on the date of sale, the Company froze WilTel's defined benefit pension plans. A summary of activity with respect to the plans for 2009 and 2008 is as follows (in thousands):

	2009	2008
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$172,613**	$168,541
Interest cost	**10,651**	10,492
Actuarial loss	**7,570**	2,301
Settlement payment	–	(4,250)
Benefits paid	**(6,145)**	(4,471)
Projected benefit obligation at December 31,	**$184,689**	$172,613
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$112,987**	$150,738
Actual return on plan assets	**16,345**	(31,584)
Employer contributions	**4,000**	4,365
Settlement payment	–	(4,250)
Benefits paid	**(6,145)**	(4,471)
Administrative expenses	**(1,503)**	(1,811)
Fair value of plan assets at December 31,	**$125,684**	$112,987
Funded Status at end of year	**$ (59,005)**	$ (59,626)

18. Pension Plans and Postretirement Benefits, continued:

As of December 31, 2009 and 2008, $46,900,000 and $49,900,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income (loss) and $59,000,000 and $59,600,000, respectively, was reflected as accrued pension cost.

The Company funded and distributed the benefits of WilTel's supplemental employee retirement plan in 2008 and recognized a settlement loss of $1,900,000.

Employer contributions expected to be paid to the WilTel plan in 2010 are $6,000,000.

Pension expense for the WilTel plans charged to results of continuing operations included the following components (in thousands):

	2009	2008	2007
Interest cost	**$10,651**	$10,492	$10,163
Expected return on plan assets	**(6,162)**	(9,177)	(9,363)
Actuarial loss	**1,924**	110	1,136
Net pension expense	**$ 6,413**	$ 1,425	$ 1,936

At December 31, 2009, the plan's assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 3,413	$ 3,413	$ –
Bonds and notes:			
U.S. Government and agencies	11,718	11,718	–
U.S. Government-Sponsored Enterprises	2,997	2,997	–
States, municipalities and political subdivisions	141	141	–
All other corporates	57,350	57,166	184
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	7,958	7,958	–
Industrial, miscellaneous and all other	42,107	42,107	–
Total	$125,684	$125,500	$184

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. One of the corporate bonds is measured using Level 2 inputs. Although this bond trades in brokered markets, the market is sometimes inactive; the fair value is based on reported trading prices. At December 31, 2009, the plan did not have any fair value measurements using unobservable inputs (Level 3).

At December 31, 2008, the plans' assets consisted of equity securities (43%), debt securities (51%) and cash equivalents (6%).

18. Pension Plans and Postretirement Benefits, continued:

Historically, the investment objectives of the plans have emphasized long-term capital appreciation as a primary source of return and current income as a supplementary source. The target allocations and investment objectives of the plan are as follows:

	Target
Equity securities:	
Large cap stocks	25%
Small cap stocks	4%
International stocks	11%
Total equity securities	40%
Fixed income/bonds	60%
Total	100%

Investment performance objectives are based upon a benchmark index or mix of indices over a market cycle. The investment strategy designates certain investment restrictions for domestic equities, international equities and fixed income securities. These restrictions include the following:

- For domestic equities, there will generally be no more than 5% of any manager's portfolio at market in any one company and no more than 150% of any one sector of the appropriate index for any manager's portfolio. Restrictions are also designated on outstanding market value of any one company at 5% for large to medium equities and 8% for small to medium equities.

- For international equities, there will be no more than 8% in any one company in a manager's portfolio, no fewer than three countries in a manager's portfolio, no more than 10% of the portfolio in countries not represented in the EAFE index, no more than 150% of any one sector of the appropriate index and no currency hedging is permitted.

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 8% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.5% to 1.7% real rate of return for short duration risk-free investments, 0.2% inflation risk premium, 0.75% default risk premium for the portion of the portfolio invested in corporate bonds, and 3.7% to 4.0% in equity risk premium (depending on asset class) in excess of short duration government bond returns. The Company then weighted these assumptions by the long-term target allocations and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of the 6.0% expected long-term rate of return assumption for 2009.

At December 31, 2009 and 2008, the accumulated other comprehensive income (loss) relating to WilTel's plans that has not yet been recognized in net periodic benefit cost consists of cumulative losses of $46,900,000 and $49,900,000, respectively.

18. Pension Plans and Postretirement Benefits, continued:

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) related to WilTel's pension plans for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Net gain (loss) arising during period	**$1,110**	$(44,873)
Recognition of amortization of actuarial loss in net periodic benefit cost	**1,924**	2,048
Total	**$3,034**	$(42,825)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2010 is $1,300,000.

The measurement date for WilTel's plans is December 31. The assumptions used for 2009 and 2008 are as follows:

	Pension Benefits	
	2009	2008
Weighted-average assumptions used to determine benefit obligation at December 31,:		
Discount rate	**6.00%**	6.20%
Weighted-average assumptions used to determine net cost for the period ended December 31,:		
Discount rate	**6.20%**	6.30%
Expected long-term return on plan assets	**6.00%**	6.85%

The timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market.

The following pension benefit payments are expected to be paid (in thousands):

2010	$ 2,938
2011	3,719
2012	3,671
2013	4,347
2014	5,345
2015–2019	48,678

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,300,000, $3,700,000 and $2,900,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

19. Commitments and Contingencies:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to thirty years. Rental expense (net of sublease rental income) was $21,200,000 in 2009, $21,900,000 in 2008 and $12,900,000 in 2007. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2009 are as follows (in thousands):

2010	$ 13,776
2011	13,501
2012	12,055
2013	10,456
2014	9,977
Thereafter	84,348
	144,113
Less: sublease income	(31)
	$144,082

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to obtain project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2009, $5,000,000 was outstanding under these bonds, $4,900,000 of which expires in 2010.

As more fully discussed in Note 4, the Company has guaranteed 30% of the amounts outstanding under CLC's intercompany loan from Inmet. At December 31, 2009, $240,100,000 was outstanding under the intercompany loan; accordingly, the Company's outstanding guaranty at that date was $72,000,000.

As more fully discussed in Note 4, the Company has also guaranteed Berkadia's repayment of 50% of the five-year credit facility issued by a subsidiary of Berkshire Hathaway. At December 31, 2009, the amount outstanding under the facility was $580,500,000; accordingly, the Company's outstanding guaranty at that date was $290,300,000.

The former holders of the Premier Notes argued that they were entitled to liquidated damages under the indenture governing the Premier Notes, and as such are entitled to more than the principal amount of the notes plus accrued interest that was paid to them at emergence. Although the Company does not agree with the position taken by the Premier noteholders, in order to have Premier's bankruptcy plan confirmed so that Premier could complete reconstruction of its property and open its business without further delay, the Company agreed to fund an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000, and a second escrow account for the trustee's reasonable legal fees and expenses in the amount of $1,000,000. The trial before the bankruptcy court to determine entitlement to the escrowed funds has been scheduled to commence on March 16, 2010. The Company believes it is probable that the court will approve payment of legal fees and expenses and has fully reserved for that contingency. The Company believes it is reasonably possible that the bankruptcy court will find in favor of the Premier noteholders with respect to the additional damages escrow; however, any potential loss can not be reasonably estimated. Accordingly, the Company has not accrued a loss for the additional damages contingency.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The new casino was constructed over water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of

19. Commitments and Contingencies, continued:

hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy provides up to $235,000,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of insurers based out of the U.S., Bermuda and London and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

20. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period.

IDT Telecom, Inc. and Union Telecard Alliance, LLC filed a federal court action pending in the District of New Jersey entitled, IDT Telecom and Union Telecard Alliance, LLC v. CVT Prepaid Solutions, Inc., et al., alleging that STi Prepaid unlawfully violated the consumer protection laws of several states as a result of their alleged participation in allegedly fraudulent marketing activities of the Telco Group, from which STi Prepaid acquired the assets of the business now conducted by STi Prepaid, as well as alleging that STi Prepaid's current business practices violate the federal Lanham Act and consumer protection laws. Plaintiffs are seeking equitable relief and monetary damages in an unspecified amount from STi Prepaid for allegedly wrongful conduct from March 8, 2007 (the date STi Prepaid commenced business operations), as well as on a theory of successor liability for the conduct of the Telco Group prior to March 8, 2007. The trial is currently scheduled to commence on March 1, 2010. On December 28, 2009, the court granted the summary judgment motion of STi Prepaid, LLC, the Company's majority controlled subsidiary. As a result, all claims asserted against STi Prepaid have been dismissed. On January 11, 2010, Plaintiffs in this action moved to have the Court certify its summary motion decision for appeal. This motion was subsequently withdrawn without prejudice.

STi Prepaid is also a defendant in a class action entitled, Ramirez et al. v. STi Prepaid, LLC et al., arising out of similar conduct underlying the IDT action. The Company believes that the material allegations in this action are without merit and intends to defend this action vigorously. The Company believes that it is reasonably possible that a loss that could be material could be incurred; however, any potential loss can not be reasonably estimated.

21. Earnings (Loss) Per Common Share:

Basic and diluted earnings (loss) per share amounts were calculated by dividing net income (loss) by the weighted average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings (loss) per share for the three year periods ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	2009	2008 (c)	2007
Numerator for earnings (loss) per share:			
Net income (loss) attributable to Leucadia National Corporation common shareholders for basic earnings (loss) per share	**$550,280**	$(2,535,425)	$484,294
Interest on 3¾% Convertible Notes	**7,199**	–	8,810
Net income (loss) attributable to Leucadia National Corporation common shareholders for diluted earnings (loss) per share	**$557,479**	$(2,535,425)	$493,104
Denominator for earnings (loss) per share:			
Denominator for basic earnings (loss) per share – weighted average shares	**241,437**	230,494	218,361
Stock options (a)	**2**	–	586
Warrants (b)	–	–	467
3¾% Convertible Notes	**6,410**	–	15,239
Denominator for diluted earnings (loss) per share	**247,849**	230,494	234,653

(a) Options to purchase 2,247,590 weighted average shares of common stock were outstanding during the year ended December 31, 2009, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

(b) Warrants to purchase 4,000,000 shares of common stock at $28.515 per share were outstanding during the year ended December 31, 2009, but were not included in the computation of diluted earnings per share because the warrants' exercise price was greater than the average market price of the common shares.

(c) For 2008, options to purchase 405,000 shares, warrants to purchase 804,000 shares and 14,429,000 shares related to the 3¾% Convertible Notes were not included in the computation of diluted loss per share as the effect was antidilutive due to the Company's operating loss.

(d) Outstanding stock options and stock appreciation rights of a subsidiary are not included above since the subsidiary operates at a net loss and the effect is antidilutive.

22. Fair Value of Financial Instruments:

Aggregate information concerning assets and liabilities at December 31, 2009 and 2008 that are measured at fair value on a recurring basis is presented below (dollars in thousands):

	December 31, 2009		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 80,419	$ 80,419	$ –
All other corporates	386	386	–
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	25,791	25,791	–
U.S. Government-Sponsored Enterprises	358,220	–	358,220
All other corporates	23,184	22,998	186
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	31,265	31,265	–
Industrial, miscellaneous and all other	1,525,808	1,525,808	–
Investments in associated companies	1,792,683	1,792,683	–
Total	$3,837,756	$3,479,350	$358,406
Other current liabilities	$ (1,428)	$ (1,114)	$ (314)
Other non-current liabilities	(1,935)	–	(1,935)
Total	$ (3,363)	$ (1,114)	$ (2,249)

	December 31, 2008		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Current investments:			
Investments available for sale	$ 362,628	$ 329,317	$ 33,311
Non-current investments:			
Investments available for sale	859,122	564,903	294,219
Investments in associated companies	933,057	933,057	–
Total	$2,154,807	$1,827,277	$327,530
Other current liabilities	$ (259)	$ (259)	$ –
Other non-current liabilities	(13,132)	–	(13,132)
Total	$ (13,391)	$ (259)	$(13,132)

At December 31, 2009 and 2008, the Company did not have material fair value measurements using unobservable inputs (Level 3) for assets and liabilities measured at fair value on a recurring basis.

22. Fair Value of Financial Instruments, continued:

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) which are carried on the balance sheet at their estimated fair value. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. At December 31, 2008, the Company also had a portfolio of corporate bonds, which are carried on the balance sheet at their estimated fair value. Although these bonds trade in brokered markets, the market for certain bonds is sometimes inactive. The fair values of these investments are based on reported trading prices, bid and ask prices and quotes obtained from independent market makers in the securities. The estimates of fair value of the portfolios of mortgage pass-through certificates and corporate bonds are considered to be based on Level 2 inputs.

Aggregate information concerning assets and liabilities at December 31, 2009 and 2008 that are measured at fair value on a nonrecurring basis is presented below (in thousands):

	December 31, 2009			
		Fair Value Measurements Using		
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Long-lived assets held and used (a)	$2,900	$ –	$ –	$2,900
Other non-current investments (b)	2,300	–	–	2,300
Long-lived assets held for sale (c)	2,200	–	2,200	–

	December 31, 2008			
		Fair Value Measurements Using		
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Long-lived assets held and used (a)	$ 1,400	$ –	$ –	$ 1,400
Other non-current investments (b)	56,000	–	–	56,000
Investments in associated companies (d)	14,600	–	14,600	–

(a) As more fully discussed in Note 2, Idaho Timber decided to close one of its plants. Idaho Timber evaluated for impairment the plant's long-lived assets, comprised of buildings, machinery and equipment, and customer relationships intangibles. As of December 31, 2009, the carrying values of these long-lived assets held and used and intangible assets were written down to fair values. The carrying values of long-lived assets held and used and intangible assets of $1,000,000 and $800,000, respectively, were written down to fair values of $700,000 and $0, respectively, resulting in an aggregate impairment charge during the fourth quarter of $1,100,000, which is included in selling, general and other expenses. The fair values were determined using the present value of expected future cash flows. As of December 31, 2009, the Company also wrote down a real estate property that under GAAP is considered to be held and used, but which the Company has recently decided to sell. The Company wrote down this real estate property to fair value of $2,200,000 (resulting in an impairment charge included in selling, general and other expenses of $2,500,000), primarily using market information for similar assets.

22. Fair Value of Financial Instruments, continued:

As of December 31, 2008, the Company evaluated for impairment principally within its other operations segment certain long-lived assets (wine futures contracts) as events or changes in circumstances indicated that the carrying amount for these assets may not have been recoverable. The fair values for these assets were primarily based upon information obtained from market participants concerning sales of bottled wine of other vintages for similar types of wine.

(b) At December 31, 2009, represents investments aggregating $2,300,000 in non-agency mortgage-backed bond securitizations. At December 31, 2008, includes $11,000,000 in non-agency mortgage-backed bond securitizations, $44,600,000 of investments in private equity funds and a non-public security. The investments in non-agency mortgage-backed bond securitizations are acquisitions of impaired loans, generally at a significant discount to face amounts. The market for these securities is highly illiquid and they rarely trade. The fair values were primarily determined using an income valuation model to calculate the present value of expected future cash flows, which incorporated assumptions regarding potential future rates of delinquency, prepayments, defaults, collateral losses and interest rates. The investments in private equity funds and non-public equity securities are accounted for under the cost method of accounting for which the Company primarily reviewed issuer financial statements to determine their fair values. The private equity funds account for their underlying investments at fair value, which are principally based on Level 2 or Level 3 inputs.

(c) Consists of real estate properties for which the fair values were primarily based on appraisals or prices for similar assets. The Company recognized $1,100,000 of impairment losses for these properties, which is included in selling, general and other expenses.

(d) Consists of the Company's investment in IFIS. As more fully discussed in Note 4, the Company recorded impairment charges related to this investment in 2008, primarily based upon the quoted market prices of IFIS's investments.

The information in the tables above includes assets that are measured at fair value on a non-recurring basis as of the indicated balance sheet dates. However, prior to year-end the Company recorded impairment charges for assets that resulted in write-downs to fair value in earlier periods. For the year ended December 31, 2009, net securities gains (losses) include impairment charges for investments aggregating $31,400,000 (which included $14,800,000 for non-agency mortgage-backed bond securitizations and $2,200,000 for non-public equity securities and a private equity fund). For the year ended December 31, 2008, net securities gains (losses) include impairment charges for investments aggregating $143,400,000 (which included $14,100,000 for non-agency mortgage-backed bond securitizations and $29,700,000 for non-public equity securities and private equity funds).

During 2009, the Company recorded impairment charges for other assets and investments in associated companies aggregating $139,000,000, which were principally classified as selling, general and other expenses and losses related to associated companies. This amount primarily consisted of $68,800,000 related to long-lived assets, principally with respect to MB1, $36,500,000 related to the Company's investment in Keen (while it was classified as an associated company) and $32,300,000 related to the Company's investment in Garcadia (an associated company); see Notes 2 and 3 for further information.

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) Investments: The fair values of marketable equity securities and fixed maturity securities (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

22. Fair Value of Financial Instruments, continued:

Other non-current investments which do not trade publicly include private equity fund investments where the Company's voting interest isn't large enough to apply the equity method of accounting, a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans, the FMG note, the stock interest in LPH, the stock interest in IFIS and various other non-publicly traded interests in equity and debt securities. For the investments in private equity funds, IFIS and the FMG note, the Company has concluded that the carrying amount approximates the fair value of these investments based primarily on reviews of issuer financial statements or statements of net asset value. For the bond securitization portfolio, future cash flows are re-estimated on a regular basis for each security to determine if impairment charges are required; accordingly the Company has concluded that the carrying amount of these securities approximates their fair values. Although LPH trades publicly in Barbados, the volume is too low for the market to be considered active. The fair value of the investment in LPH is also not practicable to estimate because of transfer restrictions and currency exchange restrictions. However, the Company believes the fair value of the investment in LPH is at least equal to its carrying amount, which is reflected in the table below. The fair values of the Company's other non-publicly traded interests in equity and debt securities that are accounted for under the cost method (aggregating $35,000,000 and $26,200,000 at December 31, 2009 and 2008, respectively) were assumed to be at least equal to the carrying amount. For these non-publicly traded interests in equity and debt securities, the Company reviews cash flows and/or other information obtained from investee companies on a regular basis to determine if impairment charges are required.

(b) Cash and cash equivalents: For cash equivalents, the carrying amount approximates fair value.

(c) Notes receivable: The fair values of variable rate notes receivable are estimated to be the carrying amount. The fair value of fixed rate convertible debt is based on the market value of the common stock that would be received assuming conversion.

(d) Long-term and other indebtedness: The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount. The fair value of the MB1 debt is the value of its collateral.

(e) Swap agreements: The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$ 84,707**	**$ 84,707**	$ 366,464	$ 366,464
Non-current	**2,128,238**	**2,128,238**	1,028,012	1,028,012
Cash and cash equivalents	**154,128**	**154,128**	237,503	237,503
Notes receivable:				
Current	**906**	**906**	65	65
Non-current	**2,618**	**2,618**	6,100	7,129
Financial Liabilities:				
Debt:				
Current	**312,592**	**281,481**	248,713	248,716
Non-current	**1,657,779**	**1,652,616**	1,832,743	1,459,892
Securities sold not owned	**1,114**	**1,114**	259	259
Swap agreements:				
Interest rate swaps	**(1,935)**	**(1,935)**	(11,708)	(11,708)
Foreign currency swaps	**(314)**	**(314)**	(1,424)	(1,424)

23. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's telecommunications segment is conducted through STi Prepaid, a provider of international prepaid phone cards and other telecommunications services in the U.S. The Company's land based contract oil and gas drilling operations segment is conducted through Keen, a provider of drilling services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. The property management and services business is conducted through ResortQuest, which offers management services to vacation properties in beach and mountain resort locations in the continental U.S., as well as real estate brokerage services and other rental and property owner services. The Company's gaming entertainment segment is conducted through Premier, which owns the Hard Rock Biloxi. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development. The Company's medical product development segment is conducted through Sangart. Other operations primarily consist of the Company's wineries and energy projects.

While in bankruptcy, Premier was deconsolidated and classified as an investment in an associated company from September 2006 until August 2007. Upon its emergence from bankruptcy, Premier was once again consolidated and has been reported as an operating segment since that date. Prior to its consolidation in November 2009, the Company's investment in Keen was classified as an investment in an associated company.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed, JHYH, Berkadia and CLC. In the past the Company has made non-controlling investments in investment partnerships that are engaged in investing and/or securities transactions activities which were accounted for under the equity method of accounting; however, the only remaining material investment of this kind is the Company's interest in Pershing Square. Associated companies also include the Company's investments in ACF and Jefferies, which are accounted for at fair value rather than the equity method of accounting.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has manufacturing facilities located in Belgium and Mexico and STi Prepaid has a customer care unit located in the Dominican Republic. These are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include 39% of LPH, a small Caribbean-based telecommunications provider, the 30% ownership interest in CLC and the investments in Fortescue and Inmet. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen, June 2007 for ResortQuest and March 2007 for STi Prepaid. As discussed above, Premier was deconsolidated in September 2006; Premier once again became a consolidated subsidiary in August 2007. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

23. Segment Information, continued:

	2009	2008 (In millions)	2007
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 142.7**	$ 235.3	$ 292.2
Conwed Plastics	**82.1**	106.0	105.4
Telecommunications	**426.1**	452.4	363.2
Oil and Gas Drilling Services	**60.5**	–	–
Property Management and Services	**117.2**	142.0	81.5
Gaming Entertainment	**103.6**	119.1	38.5
Domestic Real Estate	**30.6**	15.1	13.4
Medical Product Development	**5.1**	.7	2.1
Other Operations (b)	**53.3**	53.4	53.6
Corporate (c)	**97.8**	(43.3)	205.0
Total consolidated revenues and other income	**$1,119.0**	$1,080.7	$1,154.9
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ (12.7)**	$ .8	$ 9.1
Conwed Plastics	**11.6**	14.0	17.4
Telecommunications	**.4**	11.9	18.4
Oil and Gas Drilling Services	**46.7**	–	–
Property Management and Services	**.8**	(1.9)	(6.5)
Gaming Entertainment	**2.4**	1.0	(9.3)
Domestic Real Estate	**(71.3)**	(14.7)	(8.3)
Medical Product Development	**(23.8)**	(36.6)	(36.5)
Other Operations (b)	**(36.4)**	(40.4)	(17.6)
Income (loss) related to Associated Companies	**805.8**	(536.8)	(31.2)
Corporate (c)	**(168.7)**	(302.1)	(27.9)
Total consolidated income (loss) from continuing operations before income taxes	**$ 554.8**	$ (904.8)	$ (92.4)
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 94.2**	$ 118.3	$ 129.5
Conwed Plastics	**67.9**	78.5	88.8
Telecommunications	**92.0**	107.7	81.9
Oil and Gas Drilling Services	**257.1**	–	–
Property Management and Services	**49.8**	55.2	62.8
Gaming Entertainment	**267.0**	281.6	300.6
Domestic Real Estate	**311.6**	409.7	306.3
Medical Product Development	**26.7**	21.2	36.5
Other Operations	**517.9**	290.1	255.5
Investments in Associated Companies	**2,764.9**	2,006.6	1,362.9
Corporate (d)	**2,313.3**	1,829.6	5,501.8
Total consolidated assets	**$6,762.4**	$5,198.5	$8,126.6

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

23. Segment Information, continued:

(b) Other operations includes pre-tax losses of $25,300,000, $33,300,000 and $12,300,000 for the years ended December 31, 2009, 2008 and 2007, respectively, for investigation and evaluation of various energy related projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $8,500,000 in 2007 related to the termination of a joint development agreement with another party.

(c) Net securities gains (losses) for Corporate aggregated $(21,100,000), $(144,500,000) and $92,700,000 during 2009, 2008 and 2007, respectively. Corporate net securities gains (losses) are net of impairment charges of $31,400,000, $143,400,000 and $36,800,000 during 2009, 2008 and 2007, respectively. In 2007, security gains include a gain of $37,800,000 from the sale of Eastman Chemical Company.

(d) As more fully discussed above, during 2008 the Company increased its deferred tax valuation allowance by $1,672,100,000 to reserve for substantially all of the net deferred tax asset.

(e) For the years ended December 31, 2009, 2008 and 2007, income (loss) from continuing operations reflects depreciation and amortization expenses of $81,000,000, $70,500,000 and $51,200,000, respectively; such amounts are primarily comprised of Corporate ($18,400,000, $13,600,000 and $9,700,000, respectively), manufacturing ($17,100,000, $17,300,000 and $18,000,000, respectively, including amounts classified as cost of sales), gaming entertainment ($16,500,000, $17,000,000 and $6,300,000, respectively), domestic real estate ($8,400,000, $7,600,000 and $3,800,000, respectively), property management and services ($3,600,000, $4,600,000 and $3,100,000, respectively), telecommunications ($4,100,000, $1,400,000 and $500,000, respectively), other operations ($8,900,000, $8,300,000 and $9,000,000, respectively, including amounts classified as cost of sales), and oil and gas drilling services ($3,100,000 in 2009). Depreciation and amortization expenses for the other segment are not material.

(f) For the years ended December 31, 2009, 2008 and 2007, income (loss) from continuing operations reflects interest expense of $128,800,000, $145,500,000 and $111,500,000, respectively; such amounts are primarily comprised of Corporate ($125,700,000, $140,000,000 and $110,800,000, respectively), domestic real estate ($2,300,000 and $4,400,000 in 2009 and 2008, respectively) and gaming entertainment ($500,000, $900,000 and $500,000, respectively). Interest expense for other segments is not material.

24. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2009				
Revenues and other income	**$ 250,343**	**$284,323**	**$280,801**	**$303,535**
Income (loss) from continuing operations	**$(140,133)**	**$410,984**	**$345,775**	**$ (94,506)**
Income from discontinued operations, net of taxes	**$ –**	**$ –**	**$ 23,805**	**$ 2,670**
Net loss attributable to the noncontrolling interest	**$ 126**	**$ 39**	**$ 619**	**$ 901**
Net income (loss)	**$(140,007)**	**$411,023**	**$370,199**	**$ (90,935)**
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	**$(.59)**	**$1.70**	**$1.42**	**$(.38)**
Income from discontinued operations	**–**	**–**	**.10**	**.01**
Net income (loss)	**$(.59)**	**$1.70**	**$1.52**	**$(.37)**
Number of shares used in calculation	**238,499**	**241,095**	**243,238**	**243,170**
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	**$(.59)**	**$1.67**	**$1.40**	**$(.38)**
Income from discontinued operations	**–**	**–**	**.10**	**.01**
Net income (loss)	**$(.59)**	**$1.67**	**$1.50**	**$(.37)**
Number of shares used in calculation	**238,499**	**248,135**	**247,711**	**243,170**
2008				
Revenues and other income	$324,849	$337,554	$251,616	$ 166,634
Income (loss) from continuing operations	$ (95,989)	$186,826	$ 89,348	$(2,760,883)
Income from discontinued operations, net of taxes	$ –	$ –	$ –	$ 44,904
Loss on disposal of discontinued operations, net of taxes	$ –	$ –	$ –	$ (1,018)
Net loss attributable to the noncontrolling interest	$ 165	$ (48)	$ 114	$ 1,156
Net income (loss)	$ (95,824)	$186,778	$ 89,462	$(2,715,841)
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$(.43)	$.81	$.38	$ (11.72)
Income from discontinued operations	–	–	–	.19
Loss on disposal of discontinued operations	–	–	–	–
Net income (loss)	$(.43)	$.81	$.38	$ (11.53)
Number of shares used in calculation	222,584	230,235	232,849	235,521
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$(.43)	$.76	$.37	$(11.72)
Income from discontinued operations	–	–	–	.19
Loss on disposal of discontinued operations	–	–	–	–
Net income (loss)	$(.43)	$.76	$.37	$(11.53)
Number of shares used in calculation	222,584	247,234	249,452	235,521

24. Selected Quarterly Financial Data (Unaudited), continued:

Income (loss) from continuing operations includes a charge to income tax expense in the fourth quarter of 2008 in order to reserve for substantially all of the net deferred tax asset. Income (loss) from continuing operations includes a credit to income tax expense of $222,200,000 in the second quarter of 2008, resulting from the reversal of a portion of the deferred tax valuation allowance. Income (loss) from continuing operations also includes a credit to income tax expense of $12,500,000 in the second quarter of 2008, resulting from the recognition of additional state and local net operating loss carryforwards. See Note 2 for more information.

In 2009 and 2008, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

Schedule II – Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Recoveries	Additions: Other	Deductions: Write Offs	Deductions: Sale of Receivables	Deductions: Other	Balance at End of Period
2009								
Allowance for doubtful accounts	**$ 3,732**	**$ 2,615**	**$ 12**	**$ –**	**$1,077**	**$ –**	$ –	**$ 5,282**
Deferred tax asset valuation allowance	**$2,307,281**	$ –	$ –	**$109,156(b)**	$ –	**$ –**	**$581,276(d)**	**$1,835,161**
2008								
Allowance for doubtful accounts	$ 2,079	$ 2,386	$355	$ –	$1,088	$ –	$ –	$ 3,732
Deferred tax asset valuation allowance	$ 299,775	$1,672,138(a)	$ –	$335,368(b)	$ –	$ –	$ –	$2,307,281
2007								
Allowance for doubtful accounts	$ 1,773	$ 566	$147	$ –	$ 407	$ –	$ –	$ 2,079
Deferred tax asset valuation allowance	$ 911,777	$ –	$ –	$ 29,311(c)	$ –	$ –	$641,313(e)	$ 299,775

(a) During 2008 the Company concluded that a valuation allowance was required against substantially all of the net deferred tax asset, and increased its valuation allowance by $1,672,100,000 with a corresponding charge to income tax expense. See Note 2 of Notes to Consolidated Financial Statements for more information.

(b) Represents the tax effect of losses during 2009 and 2008, which were reserved for in the deferred tax asset valuation allowance.

(c) In connection with the filing of the 2006 income tax return and with a subsidiary joining the Company's consolidated income tax return during 2007, additional deferred tax assets were recognized but were fully reserved.

(d) Primarily represents the tax effect of the change in unrealized gains (losses) on investments.

(e) During 2007, the Company's revised projections of future taxable income enabled it to conclude that it was more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. Also reflects the allocation of the purchase price for STi Prepaid in the amount of $98,600,000.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

www.leucadia.com

Operating Companies

Manufacturing

Idaho Timber, LLC
1299 North Orchard Street, Suite 300
Boise, Idaho 83706-2265
Ted Ellis, Chief Executive Officer and President
(208) 377-3000
www.idahotimber.com

Conwed Plastics, LLC
1300 Godward Street NE, Suite 5000
Minneapolis, Minnesota 55413-1741
Mark E. Lewry, President
(800) 426-0149
www.conwedplastics.com

Telecommunications

STi Prepaid, LLC
1250 Broadway, 26th Floor
New York, New York 10001-3703
Jim Continenza, President
(212) 660-2700
www.stiprepaid.com

Oil and Gas Drilling Services

Keen Energy Services, LLC
4905 South Perkins Road
Stillwater, Oklahoma 74074-7554
Edward S. Jacob, III, Chief Executive Officer and President
(405) 743-2132
www.keenenergyservices.com

Property Management and Services

ResortQuest International, Inc.
546 Mary Esther Cut-Off NW, Suite 3
Fort Walton Beach, Florida 32548-4067
Park Brady, Chief Executive Officer
(850) 275-5000
www.resortquest.com

Gaming Entertainment

Hard Rock Hotel & Casino Biloxi
777 Beach Boulevard
Biloxi, Mississippi 39530-4300
Duncan McKenzie, President and General Manager
(228) 374-7625
www.hardrockbiloxi.com

Real Estate

Leucadia Development Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Crimson Wine Group

Erle Martin, Chief Executive Officer and President
Patrick DeLong, Chief Operating Officer and Chief Financial Officer
5901 Silverado Trail
Napa, California 94558-9749

Pine Ridge Vineyards
Michael Beaulac, Winemaker
Gustavo Avina, Vineyard Manager
Jeff Butler, Guest Relations Manager
(800) 575-9777
www.pineridgewinery.com

Archery Summit
Anna Matzinger, Winemaker
Leigh Bartholomew, Vineyard Director
Chris Nagy, Guest Relations Manager
(800) 732-8822
www.archerysummit.com

Chamisal Vineyards
Fintan du Fresne, Winemaker
Andrea Chan, Guest Relations Manager
(866) 808-9463
www.chamisalvineyards.com

Commercial Mortgage Servicing

Berkadia Commercial Mortgage LLC
118 Welsh Road
Horsham, Pennsylvania 19044-2207
Michael Lipson, President and Chief Executive Officer
(215) 328-3866
www.berkadia.com

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2,3,4]
Private Investor

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1,2,3,4]
Private Investor

Jeffrey C. Keil[1,2]
Private Investor

Jesse Clyde Nichols, III[2,3,4]
Private Investor

Michael Sorkin
Executive Vice Chairman
N M Rothschild (Corporate Finance) Limited

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

Rocco J. Nittoli
Vice President and Treasurer

Joseph M. O'Connor
Vice President

Justin R. Wheeler
Vice President

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer &
Trust Company, LLC
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449
www.amstock.com

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204

The Common Stock is listed for
trading on the New York Stock Exchange
under the symbol "LUK."

The 7¾% Senior Notes due 2013
are listed for trading on the New York
Stock Exchange under the symbol "LUK."

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Nominating and Corporate Governance Committee